SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT

          UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                              First Bancshares, Inc.
                              ----------------------
                                (Name of Issuer)

                             First Bancshares, Inc.
                      ----------------------------------
                     (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         -----------------------------
                         (Title of Class of Securities)

                                  318687 10 0
                     ------------------------------------
                     (CUSIP Number of Class of Securities)

                               Ronald J. Walters
                             First Bancshares, Inc.
                              142 E. First Street
                         Mountain Grove, Missouri 65711
                                (417) 926-5151
        -----------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Persons Filing Statement)

                                 With a copy to:
                               John F. Breyer, Jr.
                             Breyer & Associates PC
                        8180 Greensboro Drive, Suite 785
                             McLean, Virginia 22102
                                (703) 883-1100

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ]  A tender offer.

d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                         CALCULATION OF FILING FEE
------------------------------------------------------------------------------
     Transaction Valuation(*)                  Amount of Filing Fee**
     ------------------------                  ----------------------
            $2,514,456                                $98.83

* Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record after the proposed reverse stock split and based on an amount per share equal to the product obtained by multiplying (A) $21.00 by (B) the total number of shares of common stock (119,736 shares) owned by all such stockholders of record immediately prior to the reverse stock split.

** Determined pursuant to Rule 0-11(b)(1) as $2,514,546 multiplied by
..00003930

[ ]Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1)    Amount previously paid:               (3)    Filing Party:
(2)    Form or Registration No.:             (4)    Date Filed:

                                 INTRODUCTION

First Bancshares, Inc. a Missouri Corporation ("First Bancshares") is proposing that First Bancshares's stockholders adopt amendments to the amended and restated articles of incorporation of First Bancshares that will result in a reverse/forward stock split transaction. If the split transaction is completed our stockholders of record who hold only fractional shares after giving effect to the 1-for-1,000 reverse stock split will receive a payment of $21.00 per share for each pre-split share. If the split transaction is completed, stockholders of record with fewer than 1,000 shares prior to the reverse stock split will have no interest in First Bancshares and will become entitled only to a cash payment for their shares. Based upon an analysis of the stockholder base as of July 2, 2007, First Bancshares expects to pay approximately $2.5 million to its stockholders in the aggregate in the reverse stock split. Based upon recent trading activity, First Bancshares believes that the amount payable to non-continuing stockholders will change, and the cost of the transaction could increase significantly as a result of further trading activity in its shares between the date hereof and the effective date of the split transaction. After First Bancshares completes the reverse stock split and identifies those stockholders entitled to payment for their pre-split shares, it will complete a forward stock split in which each share of common stock will be converted into 1,000 shares of common stock post-split. As a result, stockholders of record who hold 1,000 or more shares prior to the split transaction will ultimately hold the same number of shares following the split transaction. The effect of the split transaction will be to reduce the number of stockholders of record to less than 300, which will allow First Bancshares to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by First Bancshares pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission and includes a preliminary proxy statement filed by First Bancshares pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, pursuant to which the holders of the common stock of First Bancshares will be given notice of the annual meeting at which they will be asked to approve the reverse and forward stock splits, and to transact any other business properly brought before the annual meeting.

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be further amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this
Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

                             TRANSACTION STATEMENT

ITEM 1. Summary Term Sheet.

(Reg. M-A 1001)

The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET" is hereby incorporated by reference.

ITEM 2. Subject Company Information.

(Reg. M-A 1002)

(a) The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET" is hereby incorporated herein by reference.

(b) The information set forth in the proxy statement under the caption "ABOUT THE ANNUAL MEETING -- Record Date; Voting Power" is hereby incorporated herein by reference.

(c) The information set forth in the proxy statement under the caption "MARKET PRICE OF FIRST BANCSHARES COMMON STOCK AND DIVIDEND INFORMATION" is hereby incorporated herein by reference.

(d) The information set forth in the proxy statement under the caption "MARKET PRICE OF FIRST BANCSHARES COMMON STOCK AND DIVIDEND INFORMATION" is hereby incorporated herein by reference.

(e)   Not applicable.

(f) The information set forth in the proxy statement under the caption "COMMON STOCK PURCHASE INFORMATION" is hereby incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

(Reg. M-A 1003(a) through (c))

(a)-(c) The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET" and "Questions and Answers about the Split Transaction and the Annual Meeting" is hereby incorporated herein by reference.

The (i) name, (ii) current principal occupation or employment, and the name and principal business of any corporation or other organization in which the employment or occupation is conducted, and (iii) material occupations, positions, offices or employment during the past five years, of each of the Directors of First Bancshares is incorporated by reference to "ELECTION OF DIRECTORS" in the proxy statement. Each such person is a United States citizen. Unless otherwise noted, the principal address of each person identified in that section of the proxy statement is 142 E. First Street, Mountain Grove, Missouri 65711.

The principal business addresses of the businesses for whom such Directors have worked during the last five years, other than those Directors employed by the Company, are as follows:

            Directors                   Business Address of Employer
            --------------------------------------------------------
            Billy E. Hixon              Retired since July 4, 2002

            John G. Moody               Wright County Missouri
                                        P. O. Box 439
                                        Mansfield, MO 65704

            D. Mitch Ashlock            First Federal Savings and Loan
                                         Association
                                        100 E. Park Street
                                        Olathe, KS  66061

            Thomas M. Sutherland        Sutherland's
                                        302 East South Street
                                        Ozark, MO  65721

            Harold F. Glass             Millington, Glass & Love
                                        1736 E. Sunshine, Suite 405
                                        Springfield, MO 65804

Information, including business experience, concerning the Executive Officers of the Company and First Home Savings Bank who are not also Directors of the Company is incorporated by reference to "ELECTION OF DIRECTORS -- Executive Officers" in the proxy statement. Each of such Executive Officers is a United States citizen. Their principal business address is 142 E. First Street, Mountain Grove, Missouri, 65711.

Neither First Bancshares, First Home Savings Bank, nor, to our knowledge, any of the Directors or Executive Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. Terms of Transaction.

(Reg. M-A 1004(a) and (c) through (f))

(a) The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Overview of the Split Transaction," "-- Background of the Split Transaction," "-- Reasons for the Split Transaction," "-- Fairness of the Split Transaction," "-- Board of Directors Recommendation," "-- Effects of the Split Transaction on Affiliates," "-- Effects of the Split Transaction on First Bancshares," "-- Interests of Certain Persons in the Split Transaction," "-- Accounting Treatment," "-- Federal Income Tax Consequences" and "ABOUT THE ANNUAL MEETING -- Vote Required for Approval" is hereby incorporated herein by reference.

(b) Securities held by directors, officers or affiliates holding fewer than 1,000 shares will be repurchased pursuant to the transaction upon the same terms as all other stockholders holding fewer than 1,000 shares.

(c) The information set forth in the proxy statement under the caption "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Fairness of the Split Transaction," "-
- Structure of the Split Transaction," and "-- Effects of the Split Transaction on Affiliates."

(d) The information set forth in the proxy statement under the caption "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Dissenters' Rights" is hereby incorporated herein by reference.

(e) The information set forth in the proxy statement under the caption "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Fairness of the Split Transaction - Procedural Fairness" is hereby incorporated herein by reference.

(f)   Not applicable.

ITEM 5. Past Contacts, Transaction, Negotiations and Agreements.

(Reg. M-A 1005(a) through (c) and (e))

(a) The information set forth in the proxy statement under the caption "ELECTION OF DIRECTORS," is hereby incorporated herein by reference.

(b)   Not applicable.

(c) The information set forth in the proxy statement under the caption "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Background of the Split Transaction" is hereby incorporated herein by reference.

(e) Certain of the Directors and Executive Officers hold stock options for shares of the Company's common stock. Information concerning these stock options is incorporated by reference to "ELECTION OF DIRECTORS -- Security Ownership of Certain Beneficial Owners and Management" in the proxy statement.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(Reg. M-A 1006(b) and (c)(1)-(8))

(b) The fractional shares acquired in the reverse stock split will be retired and returned to the status of authorized but unissued shares of Company Common Stock.

(c) (1)-(8) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Background of the Split Transaction" and "-- Effects of the Split Transaction on First Bancshares."

ITEM 7. Purposes, Alternatives, Reasons and Effects.

(Reg. M-A 1013)

(a)-(c) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Background of the Split Transaction," "-- Reasons for the Split Transaction," "-- Fairness of the Split Transaction," "-- Structure of the Split Transaction" "-- Board of Directors Recommendation," is hereby incorporated herein by reference.

(d) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION -- Fairness of the Split Transaction," "-- Effects of the Split Transaction on Affiliates" "-- Effects of the Split Transaction on First Bancshares" and "-- Material Federal Income Tax Consequences" is hereby incorporated herein by reference. The Split Transaction will have no effect on First Home Savings Bank other than the payment of a dividend of not more than $5.0 million to First Bancshares in connection with the payment to shareholders who own less than 1,000 shares. First Home Savings Bank expects that it will remain "well capitalized" for regulatory purposes subsequent to the payment of the dividend.

ITEM 8. Fairness of the Transaction.

(Reg. M-A 1014)

(a)-(b) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION -- Background of the Split Transaction," "-- Reasons for the Split Transaction," "-- Fairness of the Split Transaction," "-- Substantive Fairness," "-- Procedural Fairness," "-- Valuation and Fairness Opinions of Index Capital" and "-- Board of Directors Recommendation," is hereby incorporated herein by reference.

(c) The information set forth in the proxy statement under the captions "ABOUT THE ANNUAL MEETING -- Record Date; Voting Power" and "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Procedural Fairness," is hereby incorporated herein by reference.

(d)-(f) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Background of the Split Transaction" is hereby incorporated herein by reference.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.

(Reg. M-A 1015)

(a)-(c) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION -- SPECIAL FACTORS Valuation and Fairness Opinions of Index Capital" is hereby incorporated herein by reference.

Appendix B to the proxy statement is hereby incorporated in its entirety herein by reference.

Exhibits
--------

Ex 99.1 Valuation Opinion and Report provided by Index Capital, LLC dated September 19, 2007

Ex 99.2    Fairness Opinion provided by Index Capital, LLC dated November 5,
           2007

Ex 99.3 Valuation Opinion and Report provided by Index Capital, LLC dated February 8, 2008

Ex 99.4 Stinson, Morrison Hecker LLP Memorandum, "Possible Structures for Taking a Corporation Private" dated May 21, 2007

Ex 99.5 Stinson, Morrison Hecker LLP Memorandum, "Summary of July 3, 2007 Meeting and Summary Action Items" dated July 6, 2007

ITEM 10. Source and Amount of Funds or Other Consideration.
(Reg. M-A 1007)

(a) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Financing of the Split Transaction" is hereby incorporated herein by reference.

(b)   Not applicable.

(c) The information set forth in the proxy statement under the caption "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Fees and Expenses" is hereby incorporated herein by reference.

(d) Not applicable.

ITEM 11. Interest in Securities of the Subject Company.

(Reg. M-A 1008)

(a) The information set forth in the proxy statement under the caption "ELECTION OF DIRECTORS -- Security Ownership of Certain Beneficial Owners and Management" is hereby incorporated herein by reference.

(b) The information set forth in the proxy statement under the caption "COMMON STOCK PURCHASE INFORMATION" is hereby incorporated herein by reference.

ITEM 12. The Solicitation or Recommendation.

(Reg. M-A 1012(d) and (e))

(d) The information set forth in the proxy statement under the caption "ABOUT THE ANNUAL MEETING -- Vote Required for Approval," is hereby incorporated herein by reference.

(e) The information set forth in the proxy statement under the caption "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Board of Directors Recommendation" is hereby incorporated herein by reference.

ITEM 13. Financial Statements.

(Reg. M-A 1010(a) and (b))

(a) The information set forth in the proxy statement under the captions "SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA" and "INFORMATION INCORPORATED BY REFERENCE" is hereby incorporated herein by reference.

(b) The information set forth in the proxy statement under the caption "SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA" is hereby incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.

(Reg. M-A 1009)

(a)-(b) The information set forth in the proxy statement under the captions "ABOUT THE ANNUAL MEETING -- Solicitation of Proxies; Expenses of
Solicitation" is hereby incorporated herein by reference.

ITEM 15. Additional Information.

(Reg. M-A 1011(b))

(b) The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16. Exhibits.

(Reg. M-A 1016(a) through (d), (f) and (g))

(a)   Preliminary Proxy Statement, together with the proxy card.*

(b)   Not applicable.

(c)(1) Valuation Opinion and Report provided by Index Capital, LLC dated September 19, 2007

(c)(2)   Fairness Opinion provided by Index Capital LLC, dated November 5,
2007

(c)(3) Valuation Opinion and Report provided by Index Capital, LLC dated February 8, 2008

(c)(4)   Fairness Opinion provided by Index Capital LLC, dated February 8,
2008**

(d) Certain of the Directors and Executive Officers hold stock options for shares of the Company's common stock. Information concerning these stock options is incorporated by reference to "ELECTION OF DIRECTORS -- Security Ownership of Certain Beneficial Owners and Management" in the proxy statement.

(f)   Statement describing Security Holders' Dissenters' Rights***

(g)   Not applicable.

Ex 99.1 Valuation Opinion and Report provided by Index Capital, LLC dated September 19, 2007

Ex 99.2    Fairness Opinion provided by Index Capital, LLC dated November 5,
           2007

Ex 99.3 Valuation Opinion and Report provided by Index Capital, LLC dated February 8, 2008

Ex 99.4 Stinson, Morrison Hecker LLP Memorandum, "Possible Structures for Taking a Corporation Private" dated May 21, 2007

Ex 99.5 Stinson, Morrison Hecker LLP Memorandum, "Summary of July 3, 2007 Meeting and Summary Action Items" dated July 6, 2007

--------------
* Incorporated by reference to the Company's Schedule 14A, filed with the SEC on February 22, 2008
**   Incorporated by reference to Appendix B of Exhibit (a).
*** Incorporated by reference to the information set forth in the section entitled "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Dissenters' Rights" in Exhibit (a)

                                  SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2008

                                  FIRST BANCSHARES, INC.


                                      /s/Daniel P. Katzfey
                                  By: --------------------------------------
                                      Daniel P. Katzfey
                                      President, and Chief Executive Officer

                                  Exhibit Index

(a)       Preliminary Proxy Statement, together with the proxy card.*
(b)       Not applicable.
(c)(1) Valuation Opinion and Report provided by Index Capital, LLC dated September 19, 2007
(c)(2)    Fairness Opinion provided by Index Capital LLC, dated November 5,
          2007
(c)(3) Valuation Opinion and Report provided by Index Capital, LLC dated February 8, 2008
(c)(4)    Fairness Opinion provided by Index Capital LLC, dated February 8,
          2008**
(d)       Not applicable.
(f)       Statement describing Security Holders' Appraisal Rights***
(g)       Not applicable.

Ex 99.1 Valuation Opinion and Report provided by Index Capital, LLC dated September 19, 2007

Ex 99.2   Fairness Opinion provided by Index Capital, LLC dated November 5,
          2007

Ex 99.3 Valuation Opinion and Report provided by Index Capital, LLC dated February 8, 2008

Ex 99.4 Stinson, Morrison Hecker LLP Memorandum, "Possible Structures for Taking a Corporation Private" dated May 21, 2007

Ex 99.5 Stinson, Morrison Hecker LLP Memorandum, "Summary of July 3, 2007 Meeting and Summary Action Items" dated July 6, 2007

--------------------
* Incorporated by reference to the Company's Schedule 14A, filed with the SEC on February 22, 2008.
**   Incorporated by reference to Appendix B of Exhibit (a).
*** Incorporated by reference to the information set forth in the section entitled "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Dissenters' Rights" in Exhibit (a)

                                 Exhibit 99.1

                    Valuation Opinion and Report provided
               by Index Capital, LLC dated September 19, 2007

                      VALUATION OF THE BUSINESS ENTERPRISE




                                   known as:




                              FIRST BANCSHARES, INC.

                            Mountain Grove, Missouri

                                    as of

                                June 30, 2007







                                  Appraiser:


                               David L. O'Toole
                          President & Managing Member




                              Index Capital, LLC



                              September 19, 2007

The undersigned certifies the following:


     The home offices of First Bancshares, Inc. and its principal subsidiary First Home Savings Bank, the subjects of this valuation, were visited by the appraiser on September 11, 2007 in conjunction with the assignment. Branch facilities located in the communities of Mountain Grove, Ava, Gainsville, Theodosia, Kissee Mills, Rockaway Beach and Springfield were also observed on the same day;

     The undersigned has no present or contemplated future interest in any of the entities being valued or a personal interest or bias with respect to the parties involved, or any officers, directors or shareholders;

     The data contained herein by reference or otherwise was obtained from sources believed to be reliable and all facts known to the undersigned that have bearing on the value of the entities have been considered and no facts of importance have been intentionally omitted;

     The undersigned individual's compensation for this report is in no way contingent upon the value estimates contained in this report, nor is it contingent upon any event other than the delivery of this report; and

     This appraisal report has been made in conformity with the Codes of Ethics and Standards of Practice recommended by the major professional appraisal and financial analysis organizations.


                                        /s/David L. O'Toole
                                        ----------------------------
                                        David L. O'Toole
                                        President/Managing Member

                            CONFIDENTIAL OPINION LETTER





September 19, 2007

Board of Directors
First Bancshares, Inc.
142 E. First Street
Mountain Grove, MO 65711

Members of the Board:

At your request, we have prepared a valuation report of the voting common stock in the business enterprise known as First Bancshares, Inc. and its subsidiaries as of the close of business on June 30, 2007 (the valuation date). It is our understanding that this valuation will be used to determine the feasibility of a going private transaction and may be invalid if used for any other purpose or valuation date.

Based on the definitions, limiting conditions, financial data, information, analyses, management representations, and related assumptions presented in the report to follow, it is our opinion that as of June 30, 2007 the market value of a majority voting common share in the business enterprise known as First Bancshares, Inc. for the purpose set forth herein, may be reasonably represented as:

                        $22.50 per share (rounded)
                 (Based on 1,550,815 shares outstanding)

A copy of the report, along with the source data from which it was prepared, will be retained in our files for a period of three years and is available for your review upon request.


Very truly yours,


/s/Index Capital, LLC

Index Capital, LLC

                                TABLE OF CONTENTS
                                -----------------


Title Page
Certification
Opinion Letter
Table of Contents
                                                                Page No.
                                                                --------
INTRODUCTION
------------
Purpose of the Valuation                                           1
Definitions                                                        1
 Fair Market Value                                                 1
 Business Enterprise Value                                         1
 Majority Interest                                                 1
 Control Premium                                                   1
 Minority Interest                                                 1
 Marketability Discount                                            1
Information and Data                                               2
Estimated of Market Value                                          3
Valuation Fee                                                      3
Sale or Purchase                                                   3
Valuation Date                                                     3
Legal or Specialized Expertise                                     3
Confidentiality/Advertising                                        4
Hazardous Substances                                               4
Unexpected Conditions                                              4
Court Testimony                                                    5
Independence                                                       5
Format of Report                                                   5

DESCRIPTION & FINANCIAL SUMMARY
-------------------------------
First Bancshares, Inc.                                             6
First Home Savings Bank                                            9

ECONOMIC AND INDUSTRY OUTLOOK
-----------------------------
Overview                                                          20

VALUATION SUMMARY
-----------------
Overview                                                          24
Recent Stock Transactions                                         24
Valuation Date                                                    25
Valuation Approaches                                              25
Valuation Methods Considered                                      25
Valuation Methodology                                             26
Valuation Issues                                                  26
Tangible Book Value Method                                        28
  Results                                                         28

Guideline Company Method                                          29
  Overview                                                        29
  Selection of Publicly Traded Thrifts                            30
  Selection of Market Multiples                                   30

                                TABLE OF CONTENTS
                                -----------------

  Results                                                         31

Merger & Acquisitions Method                                      33
  Result                                                          34

Discounted Future Returns Approach                                35
  Selection of Benefits to be Discounted                          35
  Selection of a Discount Rate                                    35
  Forecast                                                        37
  Results                                                         38

Valuation Summary                                                 40
Valuation Conclusion                                              41

ADDENDA
-------

Exhibit I    Historical Balance Sheets and Income Statements - First
             Bancshares, Inc.

Exhibit II   Descriptions - Selected Publicly Traded Holding Companies

Exhibit III  Company Profile/Appraiser Qualifications

                            I N T R O D U C T I O N

                                 INTRODUCTION
                                 ------------

The valuation presented in this report was made in order to estimate the market value of the business enterprise known as First Bancshares, Inc. (hereinafter also referred to as ("FBSI or the Company") and its thrift subsidiary First Home Savings Bank (hereinafter also referred to as the "Bank") as of June 30, 2007 (the valuation date). It is our understanding that the opinion of market value expressed in this report will serve as a basis for determining the feasibility of a going private transaction and may be invalid if used for any other purpose.

Definitions
For the purpose of this valuation, the following definitions are relevant:

     Fair Market Value - The price at which an asset would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and both parties are able, as well as willing to trade and are well informed about the asset and the market for such asset.

     Business Enterprise Value - A business enterprise is considered to be a combination of all tangible and intangible elements associated with a going concern. The market value of a business enterprise is expressed net of all stated liabilities. Thus, the term is synonymous with the market value of the stockholders' equity on a majority/control basis.

     Majority Interest - Any number of shares owned, either directly or indirectly or beneficially, that when exercised, can influence the selection of the entity's management group, the direction of existing or future operations (sale, divestiture, or acquisition) and the declaration of dividends, etc. Generally, this interest constitutes more than a 50% ownership interest.

     Control Premium - The additional value inherent in a majority/control interest, as contrasted to a minority interest that reflects its power of control.

     Minority Interest - Any number of shares that is something less than a controlling interest in a company and does not represent a swing block of shares. Generally, any number of shares less than 50% of the total represents minority shares, by definition.

     Marketability Discount - A discount from the concluded value of the equity interest to recognize the absence of liquidity in the instance of a minority interest, or the flotation costs that would be incurred to sell the ongoing business enterprise by a majority/control group.

The buyer, under fair market value, is a "financial" and not a "strategic" buyer. This excludes the buyer who, because of other business activities, brings some

                                 INTRODUCTION
                                 ------------

"value-adding" benefits which will enhance the company being valued and/or the buyer's other activities.

Information and Data
In the preparation of this valuation, management: (i) provided information concerning the operational and financial performance of FBSI, such as audited and internally prepared financial statements, SEC Form 10-KSB, Consolidated Reports of Income, OTS 2007 Thrift Financial Reports and related supplementary schedules, corporate documents, and internally prepared schedules as requested; and (ii) discussed the aforementioned documents and addressed numerous questions posed during our investigation relating to the present condition and future direction of the organization. Moreover, other data contained herein by reference or otherwise was obtained from sources believed to be reliable. Inasmuch as the above data and information were obtained from management, or other reputable sources that were represented to Index Capital, LLC as being knowledgeable and truthful, we have accepted this information as being accurate and reliable; and therefore, we have not independently verified the information provided, nor have we prepared an independent review or other analysis of the quality of FBSI's asset portfolio. To the extent that such data or client supplied information may be found at a later date to have been inaccurate or misrepresented, we accept: (i) no liability for the consequences such inaccuracy or misrepresentation may have on our value conclusion expressed herein or the utilization of our conclusion in any actions taken by management, boards of directors, or stockholders, nor (ii) any responsibility to update any valuation conclusions to reflect the impact that more accurate data may, or may not have, on our opinion. It should be noted that during the course of this engagement no matters came to our attention, which would cause us to doubt the accuracy of the information provided.

                                 INTRODUCTION
                                 ------------

Estimate of Market Value
The estimate of market value presented herein is the appraiser's opinion based on careful consideration of the information obtained during the investigation. Our conclusions are based on the implicit assumption that management will continue to maintain the character and integrity of FBSI and the Bank, or collectively the affiliated entities, in a manner consistent with their representations. Fair market value is not intended to be derived from a pro forma sale of the Company.

Valuation Fee
The fee for this valuation assignment is not contingent upon the value expressed herein or any other event other than the delivery of this report.

Sale or Purchase
All opinions of market value are presented as Index Capital, LLC's considered opinion based on the facts and data appearing in the report. We assume no responsibility for changes in value, market conditions or the ability of the owners to locate a purchaser at the value expressed herein.

Valuation Date
The valuation date to which the conclusions and opinions expressed in this report apply is June 30, 2007, as set forth in the opinion letter. The dollar amount of any value reported is based on the purchasing power of the U.S. dollar and certain prevailing conditions in the capital and securities markets as of the valuation date. In this regard, we assume no responsibility for economic, financial, or physical factors occurring subsequent to the valuation date that may or may not affect the opinions reported herein.

Legal, Fairness or Specialized Expertise
No opinion is intended to be expressed for matters, which require legal or specialized expertise, investigation, or knowledge beyond that customarily employed by appraisers. This report does not address issues of tax law, regulatory agency compliance, or any other such matters unless specifically identified in the

                                 INTRODUCTION
                                 ------------

body of the report. Additionally the report does not intend to address the "fairness" of any specific going private transaction contemplated by the board of directors.

Confidentiality/Advertising
This report, supporting notes, and analyses are confidential. Neither all nor any part of the contents of this appraisal shall be copied or disclosed to any third party, or conveyed to the public, either orally or in writing, through advertising, public relations, news release, sales literature, or in any other manner without the prior written consent and approval of authorized representatives from First Bancshares, Inc. and Index Capital, LLC.

Hazardous Substances
Hazardous substances, if present within a facility, can introduce an actual or potential liability that will adversely affect the marketability and value of the business enterprise. Such liability may be in the form of immediate recognition of existing environmental conditions. Future liability could stem from the release of various contaminants, such as asbestos fibers, or toxic vapors from urea formaldehyde foam insulation, or through aging or building renovations, and/or construction materials utilized by FBSI to modernize its facilities. In the development of our valuation opinion, no consideration has been given to such potential existing or future liability or its impact on value. The professional staff of Index Capital, LLC is not qualified to perform such an investigation to determine the possible presence of toxic materials requiring either immediate or future remediation.

Unexpected Conditions
We assume there are no hidden or unexpected conditions of the property or subject Bank and Company, not specifically disclosed by management that would adversely affect the value of FBSI and its subsidiaries.

                                 INTRODUCTION
                                 ------------

Court Testimony
Testimony or attendance in court or any other administrative or judicial proceeding by reason of this valuation shall not be required unless arrangements have previously been made with Index Capital, LLC.

Independence
Neither the appraiser involved in this engagement nor the firm Index Capital, LLC has either a present or contemplated future investment in FBSI or its subsidiaries.

Format of the Report
This report will present: (i) description and financial summary for the Company and the Bank; (ii) a brief economic outlook for the economy in general and the thrift industry in particular; and (iii) a discussion of the valuation methods employed in the development of the market value estimates.

The appraisal included discussions with President/CEO - Dan Katzfey, CFO - Ron Walters, SVP Operations - Adrian Rushing and a review of material provided and questions posed during our investigation. Additionally, we prepared an analysis of historical performance, current operations, and future prospects as were deemed appropriate under the circumstances.

                            D E S C R I P T I O N
                                     and
                       F I N A N C I A L  S U M M A R Y

                            FIRST BANCSHARES, INC.
                            ----------------------

Background
First Bancshares, Inc. a Missouri corporation is a registered unitary savings and loan holding company. As of the valuation date, FBSI owned 100 percent of the outstanding common stock of First Home Savings Bank and its subsidiaries, and 100 percent of the stock in SCMG, Inc. FBSI is subject to supervision by the Board of Governors of the Federal Reserve System and was formed in September 1993.

Our review of the financial statements reveals that the Company's value is primarily dependent upon the activities of its thrift subsidiary First Home Savings Bank therefore the majority of the detailed information set forth in this report applies to FBSI and First Home Savings Bank.

Ownership
FBSI is a public company traded on the NASDAQ stock exchange. Approximately 1,599 shares on average have traded during the 52 week period prior to the valuation. The price of those trades has ranged from a high of $17.99 per share to a low of $15.10 per share. The trading price as of the valuation date was $16.37 resulting in market capitalization of $25.4 million. For additional information on trading activity see the Valuation Section of this report.

Litigation
The Company and its subsidiaries are involved in several litigation matters however, according to management they are not material and the organization has adequate insurance in the event of a negative outcome.

Unconsolidated Subsidiaries
The Company and Bank have no unconsolidated subsidiaries that have a material impact on value or require further consideration in this report.

                            FIRST BANCSHARES, INC.
                            ----------------------

Company Financial Statements
The follow table presents a summary parent company only balance sheet for the FBSI as of the valuation date.


                       BALANCE SHEET - June 30, 2007


Assets:
  Cash & cash equivalents                                 $   166,673
  Securities available for sale                               248,000
  Investment in subsidiaries                               24,974,967
  Net property and equipment                                1,839,812
  Deferred income tax benefit                                 106,098
  Other assets                                                 97,610
                                                          -----------
    Total                                                 $27,433,160
                                                          ===========

Liabilities & Equity:
  Notes Payable                                           $   947,765
  Other Liabilities                                            17,302
  Stockholders' Equity                                     26,468,093
                                                          -----------
    Total                                                 $27,433,160
                                                          ===========

The Company accounts for its investments in subsidiaries under the equity method of accounting for this statement. Property and equipment is presented net of accumulated depreciation. Historically, the Company has been involved in the ownership of real estate for investment purposes. According to management, they have been gradually divesting of these investments and will continue this program. Also according to management, the fair market value of the investment real estate is somewhat higher than the carrying value but not significant enough to affect the organization's overall fair value. The June 30, 2007 balance sheet included cash $156,673, certificates of deposit $10,000, common stocks in other financial institutions $248,000 and other assets totaling $203,708.

The Company's liabilities as of June 30, 2007 consist of notes payable related to the owned real estate and other liabilities totaling $965,067. Total equity capital was $26,468,093 resulting in book value per share of $17.07, based on 1,550,815 shares outstanding. The Company's debt-to-equity ratio as of June 30, 2007 was

                            FIRST BANCSHARES, INC.
                            ----------------------

approximately 3.6 percent and $124,166 in dividends were paid to shareholders in the fiscal year ended June 30, 2007. The Company repurchased 1,665 shares
of its stock in FY 2007 for $27,454 under a stock   repurchase plan that was
later terminated.

Summary
First Bancshares, Inc., the subject of this valuation, has consolidated assets of $241 million, total customer deposits of $190 million and more than $26 million of capital. The Company is under no restrictive regulatory agreements however its primary subsidiary First Home Savings Bank is under a Memorandum of Understanding with the Office of Thrift Supervision. The Memorandum and the operating performance of the Bank are discussed in the following section of this report. The financial condition of the holding company appears strong and its future outlook is positive.

                            FIRST HOME SAVINGS BANK
                            -----------------------

General
First Home Savings Bank, a Missouri-chartered, federally insured stock savings and loan association, is engaged in thrift banking in South Central Missouri. It serves its clientele from the main location at 142 E. First Street, Mountain Grove, Missouri and through eleven full-service branch offices and one loan production office in eight counties. Following is a market share and demographic profile illustration using information from the most recent dates that comparative deposit and population data is publicly available:


First Home Savings Bank
Demographic Profile
Market: County

Missouri (MO)

                                      Company    Deposit  Percent of  Percent of        Total     Population
                          Number     Deposits     Market       State    National   Population Change
              Market          of    in Market      Share   Franchise   Franchise         2007      2000-2007
County          Rank    Branches       ($000)        (%)         (%)         (%)      (Actual)           (%)
Wright              1          1    62,235.00      24.15       34.67       34.67     18,104.00          0.83
Douglas             3          1    30,278.00      21.03       16.87       16.87     13,668.00          4.46
Webster             6          1    23,461.00       5.64       13.07       13.07     35,097.00         13.05
Ozark               2          2    23,264.00      20.23       12.96       12.96      9,723.00          1.90
Stone               6          2    21,437.00       6.48       11.94       11.94     31,265.00          9.10
Taney              13          2    11,135.00       1.67        6.20        6.20     45,153.00         13.73
Christian          13          1     7,680.00       0.99        4.28        4.28     72,466.00         33.49
Greene             31          1        12.00       0.00        0.01        0.01    259,829.00          8.09
MO Totals                     11   179,502.00                 100.00      100.00    485,305.00
Weighted Average:
 Missouri Franchise                                                                                     6.36
Aggregate: Entire
 State of Missouri                                                                5,911,718.00          5.66
Aggregate: National                                                             306,348,230.00          8.86



                                    Projected      Median          HH
                                   Population          HH      Income
                                       Change      Income      Change
                                    2007-2012        2007   2000-2007
County                                    (%)         ($)         (%)
Wright                                   0.34   29,819.00       21.01
Douglas                                  2.92   30,581.00       18.76
Webster                                  9.03   38,905.00       21.20
Ozark                                    1.30   30,730.00       19.06
Stone                                    5.69   39,384.00       20.87
Taney                                    9.53   38,400.00       24.24
Christian                               23.18   48,040.00       24.99

Greene                                   5.67   42,545.00       24.55
MO Totals
Weighted Average:
 Missouri Franchise                      4.22   33,708.00       20.76
Aggregate: Entire
 State of Missouri                       4.09   47,568.00       25.16
Aggregate: National                      6.26   53,154.00       26.06


Source: SNL Financial


FHSB provides a full range of community banking services as follows: (i) accepting demand, savings and time deposits; (ii) making residential mortgage loans, commercial real estate loans, land loans, second mortgage loans, consumer loans; and commercial business loans; (iii) issuing cashiers' checks and money orders; (iv) selling travelers' checks; and (v) providing bank-by-mail, night depository, ATM, safe deposit boxes and other customary community banking services. FHSB does not have trust powers. It is regulated by the Missouri Division of Finance and the Office of Thrift Supervision. Its deposits are insured by the Federal Deposit Insurance Corporation.

Employees
As of June 30, 2007, FHSB employed on a full-time equivalent basis 92 persons. None of these employees are represented by a union or covered under a collective bargaining agreement and employee relations are considered to be excellent.

                            FIRST HOME SAVINGS BANK
                            -----------------------

Loan Portfolio
As of June 30, 2007, FHSB's loan portfolio was structured as presented in the following table:

                       FIRST HOME SAVINGS BANK LOAN PORTFOLIO

                                                      Amount     Percent
Mortgage Loans                                       (000's)     of Total
--------------                                       --------    --------
Construction Loans on:
  1-4 Family Dwelling Units                          $  6,611       4.1%
  Multifamily Dwelling Units                              233       0.1%
  Nonresidential Property                               4,115       2.5%
Permanent Mortgages on:
  1-4 Family Dwelling Units                            82,851      50.9%
  Multifamily Dwelling Units                              238       0.1%
  Nonresidential Property (Except Land)                38,804      23.9%
  Land                                                  9,123       5.7%
                                                     --------     -----
    Subtotal                                          141,975      87.3%
                                                     --------     -----

Non-Mortgage Loans
------------------
Commercial and Industrial                               8,864       5.4%
Consumer                                               11,875       7.3%
                                                     --------     -----
    Subtotal                                           20,739      12.7%
                                                     --------     -----

    Total (Gross Loans)                              $162,714     100.0%
                                                     ========     =====

Source: 2007 Thrift Financial Report Schedule SC - Consolidated Statement of Condition
Note:    Percentages include rounding.


As can be seen from the table above, 87.3 percent of the Bank's loans were mortgage loans and 12.7 percent of the loans were non-mortgage loans. Residential loans (1-4 Family, Construction and Permanent) make up the bulk of the mortgage loan portfolio at 55.0 percent, with Nonresidential Property (Construction and Permanent) at 26.4 percent and land at 5.7 percent. Commercial and Industrial and Consumer loans accounted for 5.4 percent and 7.3 percent of total loans, respectively. FHSB's loan concentration is in the residential real state sector as you would expect for a federally regulated savings and loan.

                            FIRST HOME SAVINGS BANK
                            -----------------------

On the valuation date, the allowance for loan losses totaled $2,693,000 (rounded), 1.67 percent of gross loans. The reserve is considered adequate by management and supported by an internal loan loss analysis.

Markets and Competition
The following table presents the top ranked financial institutions in each Missouri County where FHSB has full service branch offices.



First Home Savings Bank
Deposit Market Share

Wright, MO
                                                                      2006      2006        2005        2005
                                                           2006      Total     Total       Total       Total
                                                         Number   Deposits    Market    Deposits      Market
2006   2005                                                  of         in     Share          in       Share
Rank   Rank  Institution (ST)                   Type   Branches     Market       (%)      Market         (%)

 1      1     First Home Savings Bank             Thrift      1     62,235     24.15      66,286       25.70
 2      3     Town & Country Bancshares Inc (MO)  Bank        1     32,468     12.60      31,817       12.34
 3      4     Bk of Mansfield Hldg Co. (MO)       Bank        2     28,946     11.23      28,282       10.97
 4      2     Sun Financial Corporation (MO)      Bank        2     28,220     10.95      35,821       13.89
 5      5     Ozark Bancorp Inc. (MO)             Thrift      2     26,473     10.27      26,354       10.22
 6      6     Bank of America Corp. (NC)          Bank        1     26,026     10.10      25,195        9.77
 7      8     Ozarks Heritage Financial Grp (MO)  Bank        1     25,406      9.86      20,560        7.97
 8      7     U.S. Bancorp (MN)                   Bank        1     24,200      9.39      23,580        9.14
 9      9     Cmnty Bcshs of West Plains Inc (MO) Bank        1      3,771      1.46           0        0.00
              Total For Institutions In Market               12    257,745               257,895


Douglas, MO

                                                                      2006      2006        2005        2005
                                                           2006      Total     Total       Total       Total
                                                         Number   Deposits    Market    Deposits      Market
2006   2005                                                  of         in     Share          in       Share
Rank   Rank  Institution (ST)                   Type   Branches     Market       (%)      Market         (%)
 1      1    Town & Country Bancshares Inc (MO)   Bank        2     55,557     38.59      52,919       39.82
 2      2    Century Bancshares Inc. (MO)         Bank        1     36,035     25.03      35,494       26.71
 3      3    First Home Savings Bank              Thrift      1     30,278     21.03      29,432       22.14
 4      4    Great Southern Bancorp Inc. (MO)     Bank        1     22,114     15.36      15,061       11.33
             Total For Institutions In Market                 5    143,984               132,906








Webster, MO

                                                                      2006      2006        2005        2005
                                                           2006      Total     Total       Total       Total
                                                         Number   Deposits    Market    Deposits      Market
2006   2005                                                  of         in     Share          in       Share
Rank   Rank  Institution (ST)                   Type   Branches     Market       (%)      Market         (%)
 1      1    Marshfield Investment Co. (MO)       Bank        2    103,008     24.77      95,159       24.30
 2      2    Cottonrudy Investment Company (MO)   Bank        2     94,958     22.83      94,411       24.11
 3      3    Southern MO Bancshares Inc. (MO)     Bank        1     65,621     15.78      65,518       16.73
 4      4    CBR Bancshares Corp (MO)             Bank        1     41,940     10.09      36,847        9.41
 5      5    Central Bancompany Inc. (MO)         Bank        1     28,245      6.79      26,346        6.73
 6      6    First Home Savings Bank              Thrift      1     23,461      5.64      24,761        6.32
 7      8    Liberty Bancshares Inc (MO)          Bank        1     22,562      5.43      15,534        3.97
 8      7    Peoples Service Company (MO)         Bank        2     21,483      5.17      18,084        4.62
 9      9    U.S. Bancorp (MN)                    Bank        1      8,221      1.98       9,289        2.37
10     10    Bk of Mansfield Hldg Co. (MO)        Bank        1      6,346      1.53       5,585        1.43
             Total For Institutions In Market                13    415,845               391,534


                              FIRST HOME SAVINGS BANK
                              -----------------------

Ozark, MO

                                                                      2006      2006        2005        2005
                                                           2006      Total     Total       Total       Total
                                                         Number   Deposits    Market    Deposits      Market
2006   2005                                                  of         in     Share          in       Share
Rank   Rank  Institution (ST)                   Type   Branches     Market       (%)      Market         (%)
 1      1    Century Bancshares Inc. (MO)         Bank        3     91,709     79.77      87,591       78.41
 2      2    First Home Savings Bank              Thrift      2     23,264     20.23      24,111       21.59
             Total For Institutions In Market                 5    114,973               111,702

Stone, MO

                                                                      2006      2006        2005        2005
                                                           2006      Total     Total       Total       Total
                                                         Number   Deposits    Market    Deposits      Market
2006   2005                                                  of         in     Share          in       Share
Rank   Rank  Institution (ST)                   Type   Branches     Market       (%)      Market         (%)
 1      1    Marshfield Investment Co. (MO)       Bank        3    110,798     33.49      95,894       32.33
 2      2    Stone Cnty Natl Bkshrs Inc. (MO)     Bank        5     74,755     22.59      64,590       21.77
 3      3    U.S. Bancorp (MN)                    Bank        1     34,556     10.44      32,650       11.01
 4      4    Bank of America Corp. (NC)           Bank        1     28,879      8.73      25,626        8.64
 5      7    Peoples Service Company (MO)         Bank        1     21,805      6.59      17,629        5.94
 6      5    First Home Savings Bank              Thrift      2     21,437      6.48      25,260        8.52
 7      6    Central Bancompany Inc. (MO)         Bank        1     21,098      6.38      20,506        6.91
 8      8    Great Southern Bancorp Inc. (MO)     Bank        2     17,532      5.30      14,474        4.88
 9     NA    Table Rock Bancshares Corp (MO)      Bank        1          0      0.00          NA          NA
             Total For Institutions In Market                17    330,860               296,629


Taney, MO

                                                                      2006      2006        2005        2005
                                                           2006      Total     Total       Total       Total
                                                         Number   Deposits    Market    Deposits      Market
2006   2005                                                  of         in     Share          in       Share
Rank   Rank  Institution (ST)                   Type   Branches     Market       (%)      Market         (%)
 1      1    Central Bancompany Inc. (MO)         Bank        6    191,076     28.71     185,139       30.66
 2      2    Branson Bancshares Inc (MO)          Bank        3     84,571     12.71      65,079       10.78
 3      3    Bank of America Corp. (NC)           Bank        2     66,471      9.99      63,313       10.48
 4      4    M & L Holding Company (MO)           Bank        3     59,542      8.95      61,329       10.16
 5      6    Peoples Service Company (MO)         Bank        2     59,355      8.92      55,632        9.21
 6      5    Regions Financial Corp. (AL)         Bank        3     52,871      7.94      60,231        9.97
 7      7    Great Southern Bancorp Inc. (MO)     Bank        2     47,374      7.12      39,131        6.48
 8      8    U.S. Bancorp (MN)                    Bank        2     23,119      3.47      23,384        3.87
 9     11    Marshfield Investment Co. (MO)       Bank        1     17,186      2.58      12,806        2.12
10     10    Commerce Bancshares Inc. (MO)        Bank        1     16,861      2.53      13,286        2.20
13     12    First Home Savings Bank              Thrift      2     11,135      1.67      10,012        1.66
             Total For Institutions In Market                31    665,546               603,898



Christian, MO

                                                                      2006      2006        2005        2005
                                                           2006      Total     Total       Total       Total
                                                         Number   Deposits    Market    Deposits      Market
2006   2005                                                  of         in     Share          in       Share
Rank   Rank  Institution (ST)                   Type   Branches     Market       (%)      Market         (%)
 1      1    Ozark Bank (MO)                      Bank        4    164,161     21.23     162,177       24.94
 2      3    Peoples Service Company (MO)         Bank        7    139,740     18.07      84,582       13.01
 3      2    Central Bancompany Inc. (MO)         Bank        4    123,342     15.95     101,590       15.62
 4      4    Southwest Missouri Bcshs Inc (MO)    Bank        2     62,328      8.06      53,154        8.17
 5      5    Commerce Bancshares Inc. (MO)        Bank        2     53,194      6.88      49,634        7.63
 6      6    Great Southern Bancorp Inc. (MO)     Bank        4     51,605      6.67      39,945        6.14
 7      7    Ozarks Heritage Financial Grp (MO)   Bank        1     38,899      5.03      37,882        5.83
 8      8    Regions Financial Corp. (AL)         Bank        2     32,945      4.26      34,042        5.24
 9      9    First Miami Bancshares Inc. (OK)     Bank        1     26,711      3.45      27,522        4.23
10     10    Marshfield Investment Co. (MO)       Bank        1     26,240      3.39      21,717        3.34
13     13    First Home Savings Bank              Thrift      1      7,680      0.99       7,404        1.14
             Total For Institutions In Market                34    773,292               650,251


                               FIRST HOME SAVINGS BANK
                               -----------------------

Greene, MO

                                                                      2006      2006        2005        2005
                                                           2006      Total     Total       Total       Total
                                                         Number   Deposits    Market    Deposits      Market
2006   2005                                                  of         in     Share          in       Share
Rank   Rank  Institution (ST)                   Type   Branches     Market       (%)      Market         (%)
 1      1    Great Southern Bancorp Inc. (MO)     Bank       19  1,347,454     23.90   1,160,165       22.94
 2      4    Bank of America Corp. (NC)           Bank        7    614,748     10.91     433,220        8.57
 3      3    BancorpSouth Inc. (MS)               Bank        6    580,209     10.29     555,886       10.99
 4      2    Commerce Bancshares Inc. (MO)        Bank        8    575,059     10.20     557,084       11.02
 5      5    Central Bancompany Inc. (MO)         Bank        9    428,063      7.59     404,459        8.00
 6      6    Guaranty Federal Bcshs Inc. (MO)     Bank        6    305,156      5.41     293,265        5.80
 7      8    Liberty Bancshares Inc (MO)          Bank        4    263,692      4.68     214,839        4.25
 8      9    Citizens National Bncp Inc. (MO)     Bank        4    226,582      4.02     200,156        3.96
 9      7    U.S. Bancorp (MN)                    Bank        9    225,511      4.00     284,337        5.62

10     10    Mid-Missouri Bancshares Inc. (MO)    Bank        3    146,322      2.60     129,482        2.56
31     30    First Home Savings Bank              Thrift      1         12      0.00           0        0.00
             Total For Institutions In Market               121  5,636,779             5,056,289


Note: Non-Retail Branches not included
Source: SNL Financial



In view of the data presented, FHSB's markets can best be described as moderately competitive with FHSB's market share ranging from a low of 0.00 percent in Greene County to a high of 24.15 percent in Wright County. There are clearly opportunities for deposit growth available in every market served by FHSB. The data used for this comparison was the most recent comparative deposit data available from sources that make the information available to the public.

Regulatory Affairs
The following comments were extracted from the 2007 Securities and Exchange Commission Form 10-KSB (Draft Copy):

       "During the quarter ended December 31, 2006, the Savings Bank entered into a memorandum of understanding ("MOU") with the Office of Thrift Supervision (the "OTS"). The MOU resulted from issues noted during the examination of the Savings Bank conducted by the OTS, the report on which was dated in July 2006, and included deficiencies in the lending policies and procedures, recent operating losses, and the need to revise both the business plan and the budget to enhance profitability. The Board of Directors and the officers of the Savings Bank established a schedule, during which the issues noted in the MOU, with one exception, have been addressed and resolved, in a manner consistent with the requirements set forth by the OTS. The remaining item is the development of a three-year business plan, for which an extension to October 31, 2007 was requested and granted by the OTS. During July 2007, the OTS performed an on-site review of the progress made on resolving the issues discussed in the MOU".

                            FIRST HOME SAVINGS BANK
                            -----------------------

Our discussions with current management indicated that the problems that gave rise to the MOU were created by previous management personnel. As of the date of the valuation, the weaknesses in lending policies, practices and procedures have substantially been corrected. Operating performance has improved and the future outlook for the institution is good.

Financial Review
On the following pages we have performed a review of the financial performance of the Bank and compared its performance with its peers. The information and data used for the peer group comparison, balance sheet analysis and income statement analysis consisted of: (1)First Bancshares, Inc. 2007 (Draft) Annual Report; (2) First Bancshares, Inc. SEC Form 10-KSB (Draft) for 2007; (3) Office of Thrift Supervision 2007 Thrift Financial Report and related supplementary schedules for the 5 years ended in June 30, 2007; (4) SNL Financial's Datasource; and (5) other internal financial records.

Exhibit I in the Addenda to this report contains historical balance sheets, historical income statements and supplementary performance data that was compiled from the aforementioned records and used for the following discussion.

Peer Group Comparison
The table on the following page presents a peer group analysis for FBSI using two different peer groups. In the first comparison, ten publicly-owned thrifts with total assets similar to FBSI and from the Midwest Region of the United States were chosen and in the second comparison, we used the six publicly-owned thrifts that will be utilized in the Market Approach/Guideline Valuation Method later in the Valuation Section of this report. The peer group information is provided by SNL Financial and may not match entirely the Company's audited financial statements due to report timing, report amendments or differences in average balance calculations. The information is however deemed reliable for this comparison and provides an accurate view of trends and performance results.

                            FIRST HOME SAVINGS BANK
                            -----------------------
First Bancshares, Inc.
Peer Analysis

Similar Sized Public Company Thrifts

                                                                      Effi-                   NCO/
                                          Total             Interest ciency  Equity   NPAs/   AVG   Reserves
                               Period    Assets  ROAA  ROAE  Margin   Ratio  /Assets Assets  Loans    Loan
Company Name     State Ticker  Ended     ($000)  (%)   (%)    (%)      (%)     (%)     (%)    (%)     (%)
                 ----- ------  ------    ------  ----  ---- -------  ------- ------- ------- ------  -------

First Franklin
 Corporation     OH    FFHS  6/30/2007   322,861  0.27  3.39  2.06   87.16    7.91    1.31    0.06    0.58
Cheviot
 Financial
 Corp.           OH    CHEV  6/30/2007   316,475  0.42  1.82  2.80   78.64   22.04    0.46    0.05    0.29
First BancTrust
 Corporation     IL    FBTC  6/30/2007   300,938  0.35  3.96  2.81   83.70    8.16    0.72    0.47    1.01
Jacksonville
 Bancorp, Inc.   IL    JXSB  6/30/2007   274,892  0.22  2.79  2.60   90.16    6.69    0.46    0.08    1.12
Kentucky First
 Federal Bancorp KY    KFFB  6/30/2007   268,857  0.30  1.29  2.20   76.15   18.23      NA      NA      NA
First Federal of
 N. Michigan
 Bancorp         MI    FFNM  6/30/2007   264,118  0.11  0.91  3.16   86.44   11.58    1.68    0.08    1.06
Central Federal
 Corporation     OH    CFBK  6/30/2007   259,920  0.15  1.21  3.25   89.08   10.58    0.17    0.05    1.07
Blue River
 Bancshares,
 Inc.            IN    BRBI  6/30/2007   236,585  0.20  2.46  3.99   78.62    6.06    2.05    0.45    1.02
Park Bancorp,
 Inc.            IL    PFED  6/30/2007   218,321  0.00 -0.02  2.73  102.40   14.29    1.27    0.74    0.40

FFD Financial
 Corporation     OH    FFDF  6/30/2007   172,994  0.98  8.97  4.06   61.30   10.48      NA      NA      NA

Average:                                 263,596  0.30  2.68  2.97   83.37   11.60    1.02    0.25    0.82
Median:                                  266,488  0.24  2.14  2.81   85.07   10.53    1.00    0.08    1.02
First Bancshares,
 Inc.            MO    FBSI  6/30/2007   241,331  0.12  1.03  3.01   94.65   10.97    1.47    0.14    1.59

Thrifts Used in Market Valuation Approach

NASB Financial
 Inc.            MO    NASB  6/30/2007 1,535,846  1.15 11.51  2.86   54.57    9.71    0.63    0.09    0.57
Pulaski Financial
 Corp.           MO    PULB  6/30/2007 1,135,660  0.92 11.69  2.96   56.03    7.06    0.96    0.13    0.99
First Federal
 Bancshares of
 AR              AR    FFBH  6/30/2007   820,491  0.57  6.24  3.16   70.00    9.08    3.61    0.19    0.66
Liberty Bancorp
 Inc.            MO    LBCP  6/30/2007   328,780  0.61  3.95  3.59   67.59   14.90    1.07    0.01    1.10
Lexington B&L
 Financial
 Corp.           MO    LXMO  6/30/2007   133,430  0.72  6.48  3.07   66.54   11.50    0.78    0.05    1.13
CCSB Financial
 Corp.           MO    CCFC  6/30/2007    98,590 (0.08)(0.61) 3.07  106.09   13.22    0.72    0.01    0.53

Average:                                  675,466 0.65  6.54  3.12   70.14   10.91    1.30    0.08    0.83
Median:                                   604,590 0.71  7.04  3.01   65.04   10.88    0.88    0.09    0.83

First Bancshares
 Inc.            MO    FBSI  6/30/2007   241,331  0.12  1.03  3.01   94.65   10.97    1.47    0.14    1.59

Source: SNL Financial


In the first table, FBSI compares considerably below the regional thrifts of similar size in its return on average assets (0.12) versus a median of (0.24), return on average equity (1.03) versus a median of (2.14). FBSI's net interest margin of (3.01) versus a median of (2.81) for the peer group indicates a favorable comparison. The most dramatic difference in this comparison involves the efficiency ratios (94.65 for FBSI vs. 85.07 for the peer group). Both FBSI and the peer group median efficiency ratios are higher than they should be contributing to sub-par operating performance for the peers as well as FBSI. Non-performing assets, net charge-offs to average assets and the reserve for loan losses to average loans are all higher than the peer group. As discussed previously, FBSI is coming off two years of performance problems caused by poor lending policies and practices. Consequently, it is not surprising that they compare unfavorably with other institutions that have not experienced the same issues.

An even greater differential results with the institutions selected in the second part of the table. FBSI is dramatically below the peer group median for return on

                            FIRST HOME SAVINGS BANK
                            -----------------------

average assets (0.71) and return on average equity (7.04). Net interest margin 3.01) is the same as that reported for FBSI. In each comparison, the peer group institutions are very similar in capitalization with FBSI. In the Valuation Section we provide additional peer group analysis with the second group of institutions.

Balance Sheet Analysis
As of June 30, 2007, FBSI's total consolidated assets were approximately $241 million which represents an increase of $13 million or 5.66 percent from June 30, 2006. The increase is due primarily to additional interest bearing deposits. From our discussions with management they attribute the majority of this change to a new high interest money market savings deposit account that the institution began offering during the fiscal year. Repurchase agreements aggregating $2.1 million contribute to the increase in balance sheet totals.

The additional deposits and repurchase agreements were used to fund an increase in net loans of $17 million or 11.93 percent during the year. As of June 30, 2007, loans to total assets were approximately 67 percent compared to 63 percent the previous year end. The loans to deposits ratio ended the year at 85 percent indicating the institution continues to have adequate loan capacity for future loan growth when quality lending opportunities arise.

Capital adequacy provides a basic measure of the financial strength of a financial institution. Financial stability is often evaluated by a review of capital ratios. FBSI's common equity capital to asset ratio as of June 30, 2007 was 10.97 percent and the Tier 1 risk-weighted capital was 15.90 percent. Both of these ratios are well above minimum regulatory requirements and levels required to be determined as "Well-Capitalized" under prompt corrective action provisions. FBSI has a modest level of intangibles on its balance sheet that when deducted from common equity does not result in a material change in tangible capital ratios.

The fair value of FBSI's investment securities portfolio as of June 30, 2007 is $42,107,000, less than amortized cost by approximately $582,000. Other liquid assets reported by the Company at June 30, 2007 consist of Federal Home Loan Bank

                            FIRST HOME SAVINGS BANK
                            -----------------------

stock $1,614,000 and cash and cash equivalents of $21,777,000. Cash value of bank-owned life insurance policies as of June 30, 2007 totaled $7,507,000.

Although improvement is reported by management and noted in operating performance, asset quality continues a concern of management. As noted in the peer group comparisons, non-performing loans remain somewhat higher than peers. Management indicated that the problem loans have been identified and action plans are in place to monitor and ensure improvement in this group of assets.

Income Statement Analysis
Profitability ratios provide a measure of how effectively FBSI has managed its assets and liabilities. The return on average assets (ROAA) is frequently used as the leading performance ratio in the financial institutions industry. The table below presents the average assets and net income data along with the ROAA ratios reported for the last five fiscal years ending June 30.

                      NET INCOME    AVERAGE ASSETS    ROAA
           YEAR        ($000's)        ($000's)       (%)
           ----       ----------    --------------    ----

           2007        $  272          $235,122       0.12
           2006          (173)          238,882      (0.07)
           2005         1,317           257,891       0.51
           2004         2,347           270,396       0.87
           2003         2,244           264,443       0.85

FBSI's earnings are considerably below peer group averages for the fiscal year ended June 30, 2007 as indicated in the peer group comparisons. The institution lost money in the previous year. The reasons for this condition have been discussed previously in this report and management believes that
with the changes they have made, earnings are improving again.   Historical
returns on equity generally reflect the same patterns and progress. Net interest margins have steadily declined for the past three fiscal years reflecting the overall interest rate

                            FIRST HOME SAVINGS BANK
                            -----------------------

environment during the periods measured. Presently, FBSI's net interest margins are in line with peer group averages and should continue to improve with the recent loan growth noted above. Non-interest income is within expected ranges however non-interest expense compared to average assets has increased significantly and is the major contributor to the unsatisfactory efficiency ratios discussed earlier. Employee turnover, professional fees associated with regulatory issues and start-up expenses for the Springfield branch office has been excessive.

The provision for loan losses decreased significantly in fiscal 2007 to $426,000 from a high of $2,333,000 in 2005 followed by $1,520,000 in 2006. As discussed previously management indicates that the problem loans have been identified and either charged-off or sufficiently reserved for at this time.

Summary
FBSI is a meaningful and trusted institution in the communities it serves. Earnings have suffered for more than two years from bad lending practices and policies. After significant management restructuring, introduction of certain new products and services and compliance with a regulatory directives, it appears that the institution is again headed for better times. FBSI's position from a financial performance perspective is still out of line with other similar institutions but improving. It is reasonable to expect continued improvement and a return to the performance levels of fiscal years 2003 and 2004 in the foreseeable future. For a projection of future earnings performance, see the Valuation Section of this report.

                                E C O N O M I C
                                     and
                       I N D U S T R Y  O U T L O O K

                         ECONOMIC AND INDUSTRY OUTLOOK
                         -----------------------------

Revenue Ruling 59-60 requires consideration of "the economic outlook in general and the condition of the specific industry in particular." In this analysis we have examined the general economic and thrift industry climate as of June 30, and for the first six months of 2007.

The following economic and thrift outlook was compiled using sources such as the Federal Reserve Bank, Bureau of Economic Analysis, U.S. Department of Labor, Office of Thrift Supervision and Federal Deposit Insurance Corporation.

Real gross domestic product increased at an annual rate of 4.0 percent in the second quarter of 2007, preceded by a rate of 0.6 percent in the first quarter of 2007. The acceleration in the second quarter primarily reflected positive contributions from personal consumption expenditures for services, net exports, non-residential structures, in addition to federal, state and local government spending. Corporate profits during the second quarter increased
4.5 percent from the same quarter a year ago and unemployment remained at 4.5 percent. The jobless rate has ranged from 4.4 - 4.6 percent since September 2006

Consumer prices as measured by the Consumer Price Index have grown at an annual rate of 4.5 percent during the first six months of 2007. This compares to 2.5 percent for all of 2006. The index for energy increased 2.9 percent in 2006 and is up 21.3 percent on an annual basis for 2007, causing most of the overall increase in the Consumer Price Index. The seasonally adjusted rates of productivity for the second quarter of 2007 were 3.5 percent in the business sector and 2.4 percent in the non-farm business sector.
Manufacturing productivity grew at a rate of 1.8 percent during the quarter.

According to the Federal Reserve Board, economic activity in the St. Louis and Kansas City Districts was moderate, Cleveland, Chicago and Minneapolis were expanding at a modest rate, Boston and Atlanta reported mixed activity and the economies in Philadelphia, Richmond, Dallas and San Francisco continued to grow during the second quarter of 2007. Some Districts described employment conditions as tight but most reported that wage increases were moderate or steady.

                         ECONOMIC AND INDUSTRY OUTLOOK
                         -----------------------------

While there are obviously parts of the country with economic challenges, the continued growth in the gross domestic product, low unemployment and modest increases in consumer prices would indicate the overall National economy as of June 30, 2007 remains strong.

On a regional basis, according to the Federal Reserve Board, the Tenth District economy expanded at a moderate pace driven by consumer spending, tourism, and expanding labor markets. Energy activity was strong and agricultural conditions favorable during this period. Residential and real estate lending continues its weakness and may well have a more significant impact on the regional and state economy in future months.

The Federal Reserve Board continued to hold its target for the federal funds rate at 5.25 percent on June 30, 2007. There seemed to be a mixed view of what should be done with rates in the foreseeable future. Although long term inflation continues to be under control, some pressures on current inflation remain; primarily because energy prices. The sub-prime lending situation and concern for liquidity in the credit markets caused the Federal Reserve to reduce its discount rate recently to accommodate borrowings from the major banks. Reductions in the prime rate of interest followed.

Based on the National and regional economic figures as of the end of the second quarter of 2007, it can be suggested that the U.S. and Missouri economies continue to be quite healthy.

The Office of Thrift Supervision reported on August 21, 2007 "that the nation's thrift industry posted solid earnings and profitability in the second quarter of 2007 despite the effects of a slowing housing market and flat-to-inverted yield curve". Some highlights during this period include an increase in net income of 6.3 percent from the previous quarter, but down 8.6 percent from the second quarter a year ago. Profitability for the quarter was
1.97 percent, measured as an annual return on average assets. Capital levels were at record high levels. Problem loans

                         ECONOMIC AND INDUSTRY OUTLOOK
                         -----------------------------

continue to increase to 0.95 percent for the quarter end compared to 0.80 percent in the prior quarter and 0.62 percent one year earlier.

Net interest margins in the industry were relatively unchanged from the prior quarter and down slightly from the comparable quarter a year earlier.
Overall, refinancing and mortgage origination volumes were strong. Originations were up 14 percent from the second quarter one year earlier. It appears that the combination of solid earnings and capital levels position the industry well in the event of a slowing of the housing market and/or the overall economy. In general, the state of the thrift industry in the US and in Missouri is good and the outlook for the balance of 2007 and beyond looks promising.

                       V A L U A T I O N   S U M M A R Y

                               VALUATION SUMMARY
                               -----------------

Overview
In order to develop an opinion concerning the market value of the common stock in the business enterprise known as First Bancshares, Inc., as the valuation date, it was necessary to assume that: (i) no changes occur in operating philosophy or financial strategy; (ii) there is no deviation in the geographic markets in which FBSI competes; (iii) there are no major additions or deletions to the services or products that are currently provided; and (iv) there will be no change to the business approach or management philosophy. In this regard, the valuation implicitly reflects FBSI's operations in a manner consistent with prior periods.

Recent Minority Stock Transactions
The following table contains the stock price, number of shares traded and price to book value for the twenty-six weeks preceding the valuation date. Although weekly activity is relatively low, FBSI's stock is traded on an open exchange and these prices are representative of the market price for a minority share. There is not sufficient trading volume for this period of time to rely on for the determination of going concern value.

First Bancshares, Inc. (NASDAQ: FBSI)
Historical Stock Price & Volume

              Price            Percent               Price            Percent
   Week        Per    Shares   of Book     Week       Per    Shares   of Book
   Ended      Share   Traded    Value      Ended     Share   Traded    Value
   -----      -----   ------   -------     -----     -----   ------   -------
 06/29/2007   16.50    1,400     96.1   03/30/2007   17.00     100      99.6
 06/22/2007   16.15      400     94.1   03/23/2007   17.11       0     100.2
 06/15/2007   16.70        0     97.3   03/16/2007   16.50   1,000      96.7
 06/08/2007   16.80    1,000     97.8   03/09/2007   16.83     100      98.6
 06/01/2007   16.89    1,200     98.4   03/02/2007   16.80   2,354      98.4
 05/25/2007   16.50    1,400     96.1   02/23/2007   17.23       0     100.9
 05/18/2007   16.09    2,821     93.7   02/16/2007   16.50     329      96.7
 05/11/2007   15.75    2,400     91.7   02/09/2007   17.20       0     100.8
 05/04/2007   15.30      500     89.1   02/02/2007   17.25       0     101.1
 04/27/2007   15.90        0     92.6   01/26/2007   17.35       0     101.8
 04/20/2007   15.85    7,286     92.9   01/19/2007   17.35   3,600     101.8
 04/13/2007   16.67      400     97.7   01/12/2007   17.14     130     100.5
 04/05/2007   16.75      190     98.1   01/05/2007   17.18     692     100.8

Source: SNL Financial

                               VALUATION SUMMARY
                               -----------------

Valuation Date
The valuation will utilize: (i) June 30, 2007 financial results; and (ii) certain market-based multiples and discount rates which generally reflect prevailing conditions in the public securities and capital markets as of the valuation date.

Valuation Approaches

     Asset-Based Approach - This approach assumes that an asset's value is indicated by the cost of reproducing or replacing the asset, less an allowance for physical deterioration and obsolescence. For business valuations, the approach generally applies when the assets of the business are substantial. The approach may not be relevant in valuing operating companies/banks (except where the liquidation value produces a higher value than the income or market approach), and should not be used alone in this case.

     Market Approach - The market approach is based upon the premise that arm's length transactions of similar property provide empirical evidence as to the value of a property. The theory of using the market approach is based upon the economic principle of substitution; i.e., a buyer would not pay more than he would pay for an equally desirable alternative. In addition, Revenue Ruling 59-60 suggests that the "best measure may be found in the prices at which the stocks of companies engaged in the same or a similar line of business are selling in a free and open market."

     Income Based Approach - The basic concept of the income approach is to forecast the future economic income associated with an investment and discount the forecasted benefit stream to a present value using a discount rate appropriate for the expected risk of the prospective economic benefit stream. The income approach is based upon the economic principle of anticipation; i.e., the value is based upon the present value of the economic benefit stream discounted back using an appropriate discount rate for the expected risk.


Valuation Methods Considered
The valuation methods on the following page were considered for this appraisal and those utilized are indicated as "Applied". These methods relate to the aforementioned approaches which are standard within the valuation industry. Each of the following methods was considered and those selected for use in this report are discussed individually in the appropriate sections of the report.

                               VALUATION SUMMARY
                               -----------------

                 Tangible Book Value Method            Applied
                 Economic Book Value Method            Rejected
                 Guideline Public Company Method       Applied
                 Merger & Acquisitions Method          Applied
                 Discounted Future Returns Method      Applied
                 Dividend Paying Capacity              Rejected
                 Liquidation Method                    Rejected
                 Single-Period Capitalization Method   Rejected


Valuation Methodology
In order to estimate the market value of the common equity of First Bancshares, Inc., it was necessary to:

     * Establish a value for FBSI under each previously identified method on a majority/control basis.

     * Develop a final value for FBSI by weighting the results from each method in accordance with its relative significance to a prudent investor.

     *   Apply a marketability discount when and if appropriate.


Valuation Issues

The issues inherent in this valuation are presented and discussed individually below:

     1) Majority Interest Basis - The valuation of FBSI reflects a majority/control position because the purpose of the valuation is for a going private transaction which necessitates the acquisition of or reclassification of the stock based on a going concern value.

     2) Premium for Majority - Mergerstat Review - 2006, which is an annual publication that provides comprehensive statistics on mergers, acquisitions and divestitures for over fifty industries, reported in the most recent issue that the average premium for a controlling interest in the banking and finance industry in 2006 was 36.6% while the five-year average was 30.2%. Historically, depending on the industry, premiums have ranged as high as 100%. However, in developing our valuation we used a 33% premium for control due to FBSI's financial condition and market position.

                               VALUATION SUMMARY
                               -----------------

          It should be noted that the selected control premium will be applied to minority market based multiples to convert these indices to the control basis for the valuation.

     3) Minority Interest Discount - As discussed in item 1 above, the valuation of a share in FBSI has been made on a majority basis. Therefore the application of a minority interest discount is unnecessary.

     4) Marketability Discount - In order to develop a valuation of a majority/control ownership position, a marketability discount represents the "flotation costs" associated with the outright sale of the business enterprise including but not limited to legal and accounting fees, printing expenses for offering documents, under-writing fees, etc. Published studies in recent years indicate that, depending on the size of the offering, flotation costs can range between 2.0% and 15.0%. We have used a 2.0% marketability discount for this valuation.

Refer to the following pages for the valuation calculations for FBSI using each of the aforementioned valuation methods.

                               VALUATION SUMMARY
                               -----------------

                           Tangible Book Value Method
                           --------------------------


Overview
The Asset Based Approach includes two types of adjusted book value methods; i.e., the Tangible Book Value Method and the Economic Book Value Method. We have selected and applied the Tangible Book Value Method for this valuation. It involves consideration of the underlying assets less stated liabilities to derive the value of stockholders' equity and then eliminates any goodwill and/or intangible assets for a resulting value.

Result - Tangible Book Value Method
In order to derive a preliminary value using the tangible book value method, the steps generally are as follows: (i) adjust all tangible assets to fair market value in continued use; (ii) adjust all liabilities to fair market value in continued use; (iii) add control premium or minority discount (if applicable); and (iv) deduct discount for lack of marketability (if applicable). For this appraisal, the underlying assets and liabilities of FBSI (excluding intangible assets) were considered to be at fair market value as reported in the audited financial statements as of the valuation date. Any assets or liabilities in the financial statements that have not been adjusted to fair value are deemed not material and therefore are considered in this valuation at their carrying values on the financial statements. Marketability discounts are applied in the Valuation Summary section of the report.

                         Tangible Book Value Method - FBSI

                                 Stockholders'       Less
     Institution         Date       Equity      Intangible Assets     Result
     -----------         ----    -------------  -----------------     ------
First Bancshares, Inc.  6/30/07   $26,468,000       $285,000       $26,183,000

                               VALUATION SUMMARY
                               -----------------

                            Guideline Company Method
                            ------------------------

Overview
Included in the Market Approach to a business valuation is the Guideline Company Method. The Guideline Company Method is predicated on the theory that the market value of a company can be estimated based on the price investors are paying for the stocks of similar publicly-traded companies.

The market value of publicly-traded companies can be calculated by multiplying the current price at which the stock is being traded by the number of shares outstanding. This calculation represents the value of the aggregate minority interest in the company, i.e., the value of the company from the perspective of the many investors who own shares of stock but who do not have the power to direct, or redirect, strategies employed to maximize shareholders' value.

The development of a Guideline Company based valuation for this appraisal requires the selection of publicly-traded financial institutions from which to develop meaningful valuation criteria. The identification of thrift institutions directly similar to FBSI was difficult due to FBSI's': (i) geographic concentration in rural South Central Missouri versus the more urban and geographically diverse operations of certain of the selected thrift holding companies, (ii) financial structure and moderate size versus certain of the selected thrift holding companies; and (iii) management philosophies such as staffing, lending, and loan reserve practices and policies.

The foregoing notwithstanding, we have selected and presented on the following page other thrift institutions whose stock prices would reflect: (i) their geographic location in or near Missouri; (ii) the outlook for the region's economy; and (iii) the type of customer, i.e., real-estate, commercial, agricultural, and industrial concerns, served by the selected groups.

                               VALUATION SUMMARY
                               -----------------

Selection of Publicly Traded Companies


       COMPANY NAME                LOCATION          SYMBOL       EXCHANGE
       ------------                --------          ------       --------
    NASD Financial, Inc.         Grandview, MO        NASB         NASDAQ
    Pulaski Financial            Saint Louis, MO      PULB         NASDAQ
    First Federal Bancshares     Harrison, AR         FFBH         NASDAQ
    Liberty Bancorp              Liberty, MO          LBCP         NASDAQ
    Lexington B&L Financial      Lexington, MO        LXMO         Pink
    CCSB Financial Corp          Liberty, MO          CCFC         OTCBB

Descriptions of the above thrifts are presented in Exhibit II in the Addenda section of this report. The following schedules present selected financial performance and market-based transaction data for these companies as of June 30, 2007 or for a trailing twelve month period as reported by SNL Financial.


Banking Financial Performance
                                                                                               LTM    LTM
                                                           Equity/ NPAs/    LTM     LTM  LTM   EPS    Book
                                       Financial  Total    Assets  Assets  Effic.   ROAA ROAE Growth Value
Company       State    Ticker  Sector    Date    Assets$M)  (%)      (%)  Ratio (%) (%)  (%)   (%)   Growth
------------- ------   ------  ------  --------  --------  ------  ------ --------  ---- ---- ------ ------
NASB Financial
 Inc.          MO       NASB    Thrift 6/30/2007 1,535,846  9.71    0.63   54.57    1.15 11.51 (16.1)  2.62
Pulaski
 Financial
 Corp.         MO       PULB    Thrift 6/30/2007 1,135,660  7.06    0.96   56.03    0.92 11.69  (3.2)  7.77
First Federal
 Bancshares of
 AR            AR       FFBH    Thrift 6/30/2007   820,491  9.08    3.61   70.00    0.57  6.24 (38.6) (2.54)
Liberty Bancorp
 Inc.          MO       LBCP    Thrift 6/30/2007   328,780 14.90    1.07   67.59    0.61  3.95  39.3 129.37
Lexington B&L
 Financial
 Corp.         MO       LXMO    Thrift 6/30/2007   133,430 11.50    0.78   66.54    0.72  6.48    NA   3.32
CCSB Financial
 Corp.         MO       CCFC    Thrift 6/30/2007    98,590 13.22    0.72  106.09   (0.08)(0.61)   NM   2.08

First Bancshares
 Inc.          MO       FBSI    Thrift 6/30/2007   241,331 10.97      NA   94.65    0.12  1.03    NM   0.83

Source: SNL Financial


Banking Market Performance

                                                                                 Price/    Price/   Current
                                                Market         Pricing   Price/   Tang    LTM EPS  Dividend
   Company     State  Ticker  Sector  Exchange  Value   Price   As Of   Book (%) Book (%)   (x)    Yield (%)
------------- ------- ------  ------  --------  ------  ------ -------  -------  -------  -------  --------
NASB Financial
 Inc.            MO    NASB   Thrift   NASDAQ   240.2(M) 30.48 9/14/2007 162.0    165.2     14.2     2.95
Pulaski Financial
 Corp.           MO    PULB   Thrift   NASDAQ   132.9(M) 13.38 9/14/2007 166.4    176.3     14.9     2.69
First Federal
 Bancshares of
 AR              AR    FFBH   Thrift   NASDAQ    88.7(M) 18.23 9/14/2007 118.9    118.9     18.8     3.51
Liberty Bancorp
 Inc.            MO    LBCP   Thrift   NASDAQ    50.7(M) 10.65 9/14/2007 103.5    103.5     27.3     0.94
Lexington B&L
 Financial Corp. MO    LXMO   Thrift   Pink      16.1(M) 25.50 9/14/2007 105.2    110.9       NA     1.18
CCSB Financial
 Corp.           MO    CCFC   Thrift   OTCBB     11.8(M) 14.15 9/14/2007  90.7     90.7       NM     0.00

Source: SNL Financial                                          Average   124.5    127.6     15.0
                                                               Median    122.4    124.6     16.9





Selection of Market Multiples
It can be seen from the previous Tables that: (i) the return on average assets (ROAA) ratios for the selected companies range from a low of (0.08 percent) (CCFC)

                               VALUATION SUMMARY
                               -----------------

to a high of 1.15 percent (NASB); (ii) the return on average equity ratios
(ROAE) range from a low of (O.61 percent) (CCFC) to a high of 11.69 percent
(PULB); (iii) the current minority price-to-earnings multiples range from a low of 14.2 (NASB) to a high of 27.3 (LBCP), excluding companies with losses;
(iv) the current minority price-to-book multiples range from a low of 0.9
(CCSB) to a high of 1.7 (PULB) and; (vi) the current minority price-to-tangible book multiples range from a low of O.9 (CCSB) to a high of
1.8 (PULB).

FBSI's performance ratios as of June 30, 2007, versus the selected holding companies compare generally unfavorably. Efficiency ratios, return on average assets and return on average equity are below the selected group medians as discussed earlier in this report. Due to managerial problems encountered at FSBI during fiscal year 2006 and the first half of fiscal year 2007, the organization had to absorb significant loan losses and other costs that significantly affected performance. Considering this situation as well as other factors, we have: (i) selected; (a) the median minority price-to-earnings multiple of 16.9 (rounded); (b) the median minority price-to-book multiple of 1.22 (rounded) and (c) the median minority price-to-tangible book multiple of 1.24 (rounded); (ii) applied a control premium of 33.0 percent to the selected minority multiples to convert these indices to a control basis as discussed previously in the Valuation Section; and (iii) weighted the results primarily in favor of the price-to-book and price-to-tangible book results to reflect their relative significance to a prudent investor. The low weighting assigned to the price-to-earnings result is appropriate considering the decline in earnings caused by the problems encountered by the institution's previous mismanagement.

Result - Guideline Company Method
The table on the following page presents the valuation results from this method including notes describing the calculations.

                               VALUATION SUMMARY
                               -----------------


                          Guideline Company Method - FBSI

 Technique          Value       Multiple      Results    Weight       Result
 ---------          -----       --------      -------    ------       ------

Price-to-
 Earnings         272,000 (1)    22.5 (2)    6,120,000   0.10 (3)      612,000

Price-to
 Book          26,468,000 (4)    1.62 (5)   42,878,000   0.45 (3)   19,295,000

Price-to-
 Tangible
 Book          26,183,000 (4)    1.65 (5)   43,202,000   0.45 (3)   19,441,000

                                                       Value       $39,348,000

                                                                   ===========
                                                      Rounded      $39,348,000

(1)   Net Income after taxes as of June 30, 2007.
(2) Minority price-to-earnings multiple of 16.9 (rounded), adjusted for a control premium of 33.0%, or 16.9 x 1.33 = 22.5 (rounded).
(3) Relative weight assigned to each of the guideline company approach techniques reflects their relative significance to a prudent investor.
(4) Total stockholders' equity on June 30, 2007 $26,468,000, less intangibles of 285,000 = $26,183,000.
(5) Minority price-to-book multiple of 1.22 (rounded), adjusted for a control premium of 33.0%, or 1.22 x 1.33 = 1.62 (rounded) and minority price-to-tangible book multiple of 1.24 adjusted for a control premium resulting in 1.65 multiple.

                               VALUATION SUMMARY
                               -----------------


                         Merger & Acquisitions Method
                         ----------------------------
Overview
The development of a valuation conclusion based upon the Merger & Acquisitions Method under the Market Approach requires the selection of a representative number of transactions from a reliable transactional data base. Using the SNL Financial data base (the most prominent data base for financial institutions transactions in the US), we have selected all sale transactions that occurred in the past year involving (1) thrift institutions with total equity of less than $50 million and (2) thrift transactions involving thrifts within the state of Missouri, regardless of size.


Comparable Deal Analysis

Market : Region
Financial Item : Total Equity
Number of deals : 10
Announced since : 8/21/2005

                                                         Buyer      Target     Target     Date      Deal
                                Target                   Assets     Assets     Equity    Announ-    Value
Buyer Name     State  Ticker     Name     State  Ticker  ($000)     ($000)     ($000)      ced      ($M)
-----------    ------ ------    ------    -----  ------  ------     ------     ------    --------   -----

First Mutual
 of Richmond,
 Inc.           IN    NA      Mutual       OH     NA     730,895    112,697    10,780    4/5/2007    19.8
                               Bancorp,
                               Inc.
Heartland
 Bancorp, Inc.  IL    NA      BankPlus,    IL     BPLS   926,580    288,747    24,296   3/16/2007    33.6
                               FSB
La Porte
 Bancorp, Inc.  IN    NA      City Savings IN     CSFC   266,560    137,023    12,703    3/8/2007    19.8
                               Financial
                               Corp.
Heartland
 Bancorp, Inc.  IL    NA      First        IL     FFBI   915,707    339,823    21,920   11/3/2006    30.3
                               Federal
                               Bancshares,
                               Inc.
Great River
 Holding
 Company        MN    NA      First        MN     NA     137,331    150,057    13,664   5/21/2006    20.3
                               Federal
                               Bancorp-
                               oration
First Place
 Financial
 Corp.          OH    FPFC    Northern     OH     NLVS 2,626,531    340,807    43,490   1/27/2006    72.4
                               Savings
                               & Loan
                               Company
Marquette
 National
 Corporation    IL   MNAT     Hemlock      IL     HMKF 1,383,618    292,330    17,080   12/29/2005   49.0
                               Federal
                               Financial
                               Corp.
MainSource
 Financial
 Group Inc.     IN   MSFG     HFS Bank,    IN     HFSK 1,639,510    237,979    20,626   10/26/2005   36.1
                               FSB
MainSource
 Financial
 Group Inc.     IN   MSFG     Peoples      OH     POHF 1,540,312    199,881    24,925    9/28/2005   41.9
                               Ohio
                               Financial
                               Corp.
MainSource
 Financial
 Group Inc.     IN   MSFG     Union        IN     UCBC 1,540,312    264,291    33,835    8/23/2005   56.3
                               Community
                               Bancorp

Average:                                               1,170,736    236,364    22,332                38.0
Median:                                                1,155,099    251,135    21,273                34.9

Brooke
 Corporation    KS  BXXX      Genera-      MO     NA     170,642     65,171     8,812    1/23/2006   10.1
                               tions
                               Bank
Pulaski
 Financial
 Corp.          MO  PULB      CWE          MO     NA     787,729     45,458     4,357    10/25/2005   7.6
                               Bancorp,
                               Inc.

Average:                                                 479,186     55,315     6,585                 8.9
Median:                                                  479,186     55,315     6,585                 8.9


                            Price/    Price/     Price/LTM      Premium/
                            Book    Tang.Book    Earnings     Stock Price
                             (%)        (%)          (x)           (%)
                            ------   ---------   ----------    -----------
First Mutual
 of Richmond,
 Inc.                        165.0     165.0      20.0          NA
Heartland
 Bancorp,
 Inc.                        144.2     144.2      22.4          58.09
La Porte
 Bancorp,
 Inc.                        151.5     151.5      50.0          58.14
Heartland
 Bancorp,
 Inc.                        123.6     132.8      48.9           1.10
Great River
 Holding
 Company                     148.6     148.6      25.1          NA
First Place
 Financial
 Corp.                       166.1     166.1      25.3          46.88
Marquette
 National
 Corporation                 239.4     256.7      14.8         105.56
MainSource
 Financial
 Group Inc.                  175.1     175.1      23.3          54.80
MainSource
 Financial
 Group Inc.                  163.7     163.7      23.3          45.45
MainSource
 Financial
 Group Inc.                  156.6     170.1      31.4          56.35

Average:                     163.4     167.4      28.5          53.30
Median:                      160.2     164.4      24.2          55.58

Brooke
 Corporation                 114.6     114.6      16.1          NA
Pulaski
 Financial
 Corp.                       175.2     175.2      30.7          NA

Average:                     144.9     144.9      23.4
Median:                      144.9     144.9      23.4

Source: SNL Financial




From a review of the aforementioned merger and acquisition transactions we found that the median price to book value multiple for the transactions involving thrifts selected for the analysis was 1.60 (rounded) and 1.45 (rounded) for the transactions involving Missouri based institutions. The price to tangible book

                               VALUATION SUMMARY
                               -----------------

multiples were 1.64 (rounded) and 1.45 (rounded) indicating a general lack of goodwill or intangible assets on the books of the target institutions. Likewise the transactions indicated a median price to income multiple of 24.2 and 23.4 respectfully. These transactions represent sales of a majority/control interest.

Result - Merger & Acquisition Method
Although the specifics of selected market transactions are often not known, the valuation ratios and pricing information is quite reliable due to standard thrift industry financial reporting. Information on buyer and seller as well as substantive details regarding consideration paid and terms of the deal is normally available. Our interpretation of the data provided for the transactions listed in the aforementioned table is strong evidence of current market pricing for thrift transactions. The median multiples from the regional transactions were approximately ten percent higher than the in-state transaction median. Due to the fact that FBSI may be in the early stages of turnaround and reported performance is less than stellar, we have selected the median multiples from the in-state transactions for use in this approach. The results are presented in the following table:

                     Merger & Acquisitions Method - FBSI

 Technique          Value       Multiple      Results    Weight       Result
 ---------          -----       --------      -------    ------       ------

Price-to-
 Earnings         272,000 (1)     23.4 (2)   6,365,000    0.10 (3)     637,000

Price-to
 Book          26,468,000 (4)      1.4      37,055,000    0.45 (3)  16,675,000

Price-to-
 Tangible
 Book          26,183,000 (5)      1.4 (5)  36,656,000    0.45 (3)  16,495,000

                                                     Value         $33,807,000

                                                                   ===========
                                                     Rounded       $33,800,000

(1)   Net Income after taxes as of June 30, 2007.
(2)   Majority multiples of from in-state transactional data.
(3) Relative weight assigned to each of the results reflects their relative significance to a prudent investor.
(4)   June 30, 2007 book value as reported in the financial statements.
(5)   June 30, 2007 tangible book value calculated from the reported amounts.

                               VALUATION SUMMARY
                               -----------------

                          Discounted Future Returns Method
                          --------------------------------

Overview
As would be expected, the development of a valuation conclusion based upon future returns requires: (i) the selection of a measure of an investor's returns or future benefits (e.g. net income, cash flow, or dividends); (ii) the selection of an appropriate discount rate, including consideration of the benefit stream to be discounted, and the business and financial risk inherent in an investment in FBSI and (iii) the forecast of the future benefits to be discounted.

Selection of Benefits to be Discounted
In our valuation we have selected net income as the benefit stream which can most accurately assess the value of FBSI. Our selection is based upon: (i) the difficulties in accurately quantifying and projecting cash flow in a financial institution; and (ii) the discretionary nature of FBSI's dividend policy; and (iii) regulatory restrictions on dividend payments in the thrift industry.

Selection of a Discount Rate
The selection of a discount rate is dependent upon: (i) the rate that could be realized from risk-free investments such as United States Treasury securities; (ii) the additional premium investors require to compensate for market risk; (iii) the risk unique to an investment in FBSI, compared to market risk; and (iv) any adjustments necessary to compensate for the selection of the benefit stream.

The first step in the determination of an appropriate discount rate is the analysis of risk-free rates. The table below presents yields on United States Treasury securities as of the June 30, 2007 valuation date.


                          INSTRUMENT         RATE
                         U.S. Treasury        (%)
                         -------------       ----
                           1 -Year           4.91
                           5 -Year           4.92
                          10 -Year           5.03
                          20 -Year           5.21

                               VALUATION SUMMARY
                               -----------------

In this valuation, we have selected the 20-year treasury rate of 5.21% as our risk-free rate. This selection is based upon the long-term nature of an investment in FBSI and the determination of the risk premium described below:

Ibbotson Associates has calculated a relationship between the overall risk of the stock market and the risk of owning stock in the banking and thrift industries. This relationship (commonly referred to as Beta) provides a method of calculation for the risk premium associated with each industry. In addition, each of these figures has been adjusted to eliminate the effect of financial leverage. In this valuation, we have utilized the industry median un-levered beta to calculate the risk premium for the banking and finance industry.

The final element of the risk premium is the risk associated with the market as a whole. From 1926 through 2006, investors have received a premium of approximately 8.0% on average for an investment in common stocks. We believe a market risk premium of 8.0% is appropriate for this valuation.

The calculation of the risk premium for FBSI can now be developed by multiplying the un-levered beta by the market risk premium and adding the risk-free rate. The calculations are presented below.

             Composite
 Segment   Un-levered Beta   Market Risk   Risk Premium   Weight   Result
 -------   ---------------   -----------   ------------   ------   ------
  602           0.6              8.00          4.80        1.0      4.80

                                           Total Risk Premium       4.80
                                                                    ====


Based upon the above data, we believe a market risk premium of 4.80% is appropriate for this valuation.

As noted in the Guideline Company Method, the publicly traded thrifts selected were in some instances larger and had more diverse operations than FBSI. In assessing the company specific risk of FBSI, we have considered: (i) the volatility of

                               VALUATION SUMMARY
                               -----------------

earnings; (ii) the size and geographic scope of the institution; and (iii) the level of capital compared with the other institutions. Adjustment for these factors requires an additional premium of 3.0% to compensate for risks unique to FBSI.

The final element of the discount rate is an adjustment for the benefit stream being discounted. The risk-free rate and risk premiums have been calculated based upon actual returns to investors, or cash flow returns. In discounting net income, an additional premium is required to account for the fact that not all of a bank's income can be paid to investors. Our assessment of FBSI, including its dividend policy, returns based upon reinvested net income, and growth potential indicate that an additional premium of 2.0% is needed to compensate for the use of net income as a benefit stream.

A summary of all the elements of the discount rate are presented below.



               Risk Free Rate                   5.21%
               Market Risk Rate                 4.80%
               Company Risk Rate                3.00%
               Net Income Adjustment            2.00%
                                               -----
               Net Income Discount Rate        15.01%
               Rounded                         15.00%
                                               =====


On the following pages we have calculated the value of FBSI using the Discounted Future Returns Method.

Forecast
In order to develop the valuation using the Discounted Future Returns Method it was necessary to forecast projected total assets and net income for five years (FY2008 - FY2012). The forecast presented below assumes: (i) total assets, standing at $241,331,000 at June 30, 2007, will increase to $332,094,000 at fiscal year-end 2012, an annual growth rate of five percent in year one, six percent in years two and three and eight percent in years four and five; and (ii) net income as a percent of total average assets, standing at 0.12% at June 30, 2007, will increase

                               VALUATION SUMMARY
                               -----------------

to 0.50 percent in 2008, 0.75 percent in fiscal years 2009 and 2010, and 1.00 percent in fiscal years 2011 and 2012.


                        Five-Year Forecast as of June 30

                                                 Projected
                              ----------------------------------------------
                    Actual          For the fiscal year ending June 30
                    ------    ----------------------------------------------
                     2007      2008      2009      2010      2011      2012
                    ------    ------    ------    ------    ------    ------
Total Assets
 ($ 000's)         $241,331  $253,358  $268,601  $284,717  $307,495  $332,094
Total Average
 Assets ($ 000's)   235,122   247,364   260,999   276,659   296,106   319,795


Return on Assets
 (%)                   0.12%     0.50%     0.75%     0.75%     1.00%     1.00%


Net Income
 ($ 000's)              272     1,237     1,957     2,075     2,961     3,198


Discount Rate (%)               15.00%    15.00%    15.00%    15.00%    15.00%


Periodic Discount
 Rate (%)                     0.86957   0.75614   0.65752   0.57175   0.49718


Present Value - Net
 Income ($ 000's)               1,075     1,480     1,364     1,693     1,590


Cumulative PV- Net
 Income ($ 000's)               1,075     2,555     3,919     5,612     7,202

                                                           Rounded     $7,202
                                                                       ======

Result Discounted Future Returns Method
In order to derive a preliminary value using the Discounted Future Returns Method, the present value of net income was calculated above. As can be seen from the table, the sum of discounted net income indicates a value of $7,202,000 (rounded). However, to complete this approach it is also necessary to recognize the net income streams beyond year five (residual net income).

The value of net income beyond year five was calculated using the Gordon formula V= [I (1+g)]/(r-g)]. In this formula, V = the indicated value, I = the income one year beyond year five, r = the discount rate, and g = the real growth rate of the income

                               VALUATION SUMMARY
                               -----------------

stream. Assuming an 8.0% long-term real growth rate, the value is calculated as $49,340,000 (rounded) or (3,198,000 x 1.08 = $3,454,000/7.0%). This
represents the value of residual net income.   Discounting this value from
year five to its current value using the year five discount factor derived earlier (0.49718 x $49,340,000), we arrive at a value of $24,531,000
(rounded).

To derive an estimated value of FBSI using the discounted future returns approach, it is necessary to add the present value of the five-year net income stream plus the present value of the residual net income. The calculation is presented below:

                    Discounted Future Returns Method - FBSI

Sum of Present Value of Net Income                 Rounded   $ 7,202,000
Present Value - Residual Net Income                Rounded    24,531,000
                                                             -----------
Indicated Value - Income Approach (Control Basis)  Rounded   $31,733,000
                                                             ===========


In order to establish the business enterprise value of FBSI on a majority basis, it is necessary to weight each valuation method in accordance with its relative significance to a prudent investor.

As previously stated, the Tangible Book Value Method does not incorporate the value of goodwill and therefore is not considered in reaching our valuation conclusion. On the other hand, the Guideline Company Method reflects the attitudes of many investors toward the past performance and future prospects of holding companies engaged in the thrift industry in locations with similar economic conditions to those of FBSI. The Merger & Acquisitions Method reflects actual market transaction values for control sales. Finally, the Discounted Future Returns Method is based on forecasts of the earnings power relative to income and expenses. In view of the foregoing, we believe that a prudent investor on June 30, 2007 would give more weight to the Guideline Company and Merger & Acquisitions Methods versus the Discounted Future Returns Method due to the recent earnings problems encountered at FBSI and the prospects for correcting them, the diversity of locations, and FBSI's size. Consequently, we have assigned zero weighting to

                               VALUATION SUMMARY
                               -----------------

the Tangible Book Value Method, weighted the Guideline Company and Merger & Acquisitions Methods by 40 percent each leaving the Discounted Future Returns Method with a 20 percent weighting. The calculations are presented as follows:

                         Valuation Conclusion  - FBSI

                              Indicated Value        %
         Approach             (Control Basis)      Weight       Result
         --------             ---------------      ------       ------
Tangible Book Value Method      $26,183,000         0.00      $         0
Guideline Company Method         39,348,000        40.00       15,739,000
Merger & Acquisitions Method     33,800,000        40.00       13,520,000
Discounted Future Returns        31,733,000        20.00        6,347,000
                                                              -----------
                                                               35,606,000
       Valuation (Rounded)                                    $35,600,000
                                                              ===========


The concluded value represents a multiple 1.36 times June 30, 2007 tangible book value and 1.35 times FSBI's total capital. It approximates 130.9 times the institutions fiscal year 2007 reported earnings and 28.8 times fiscal year 2008 projected earnings.

Valuation Summary
The final step in the valuation process includes the consideration of a marketability discount. As mentioned previously in the report, it is often appropriate to include a discount for lack of marketability. In the case of a majority valuation this simply adjusts for the flotation costs associated with a sale. The following table sets forth this calculation resulting in the concluded value for the business enterprise known as First Bancshares, Inc:


Indicated Value  -  First Bancshares, Inc.
    Stockholders' Equity (Control Basis)                  $35,600,000

Less:    Marketability Discount (2%)                         (712,000)
                                                          -----------
                                     Concluded Value:      34,888,000
                                             Rounded      $34,900,000
                                                          ===========

                               VALUATION SUMMARY
                               -----------------

Valuation Conclusion
Therefore, based on the definitions, limiting conditions, financial data, analyses, management representations, and related assumptions summarized in the fore-going report, it is our opinion that, as of June 30, 2007, the enterprise value of FBSI was approximately $34,900,000 (rounded) and the market value per common share, based on one million five hundred fifty thousand eight hundred fifteen (1,550,815) shares outstanding as of the valuation date on a majority basis can be reasonably represented as:


              TWENTY TWO DOLLARS AND FIFTY CENTS (PER SHARE)
                             $ 22.50 (rounded)


Any questions regarding this report or information contained should be directed to David L. O'Toole, Index Capital, LLC, 6240 W, 135th Street, Overland Park, Kansas 66215.

                                 A D D E N D A

                                   EXHIBIT I
                             FIRST BANCSHARES, INC.
                  HISTORICAL BALANCE SHEETS & INCOME STATEMENTS

First Bancshares, Inc.
Consolidated Balance Sheets

                           FY 2003    FY 2004    FY 2005    FY 2006    FY 2007
                           -------    -------    -------    -------    -------
Assets ($000)
Cash and cash
 equivalents              $ 28,096   $ 36,170   $ 23,592   $ 27,301  $ 21,777
Securities available-
 for-sale                   14,273     10,952     18,946     20,884    31,321
Securities held to
 maturity                   31,079     32,946     24,157     19,210    10,786
Federal Home Loan Bank
 stock                       1,901      1,904      1,904      1,612     1,614
                          --------   --------   --------   --------  --------
   Total cash &
    securities              75,349     81,972     68,599     69,007    65,498

Gross loans                177,851    167,499    160,994    144,461   161,693
Loan loss reserve           (1,144)    (1,240)    (2,851)    (2,474)   (2,700)
                          --------   --------   --------   --------  --------
   Total net loans         176,707    166,259    158,143    141,987   158,993

Real estate owned and
 held for investment           282        174        340        497       294
Intangible assets              549        481        386        336       285
Property and equipment,
 net                         8,341      8,404      8,336      8,028     7,507
Bank-owned life insurance    5,500      5,763      5,488      5,705     5,920
Other assets                 1,815      1,925      2,715      2,835     2,834
                          --------   --------   --------   --------  --------
   Total assets           $268,543   $264,978   $244,007   $228,395  $241,331
                          ========   ========   ========   ========  ========

Liabilities ($000)
Non-interest bearing
 deposits                 $  8,887   $  9,962   $ 11,816   $ 12,745  $ 12,716
Interest-bearing
 deposits                  202,777    197,285    175,327    166,396   177,374
Repurchase agreements            -          -          -          -     2,103
Federal Home Loan Bank
 advances                   29,352     29,571     29,074     22,000    22,000
Other liabilities            1,124        864        972        963       670
                          --------   --------   --------   --------  --------
   Total Liabilities       242,140    237,682    217,189    202,104   214,863

Stockholders Equity ($000)
Common stock                    28         29         29         29        29
Paid-in capital             17,522     17,801     17,829     17,852    17,936
Retained earnings           24,977     27,061     28,125     27,703    27,851
Treasury stock, at cost    (16,423)   (17,461)   (19,059)   (19,085)  (19,113)
Accumulated other
 comprehensive income          299       (134)      (106)      (208)     (235)
                          --------   --------   --------   --------  --------
   Total stockholders'
    equity                  26,403     27,296     26,818     26,291    26,468
                          --------   --------   --------   --------  --------
   Total liabilities
    and equity            $268,543   $264,978   $244,007   $228,395  $241,331
                          ========   ========   ========   ========  ========


Source: SNL Financial & Company Annual Reports

First Bancshares, Inc.
Supplemental Consolidated Balance Sheet Data


                               FY 2003   FY 2004   FY 2005  FY 2006  FY 2007
                              --------- --------- --------- -------- --------

Balance Sheet Analysis
Gross loans / total assets     66.23%     63.21%    65.98%    63.25%    67.00%
Loans/ deposits                84.03%     80.82%    86.03%    80.64%    85.06%
Loan loss reserves/ gross
 loans                          0.64%      0.74%     1.77%     1.71%     1.67%
FTE employees                     104         98        94       103        92

Annualized Growth Rates
Asset growth                    3.99%     -1.33%    -7.91%    -6.40%     5.66%
Gross loans growth             -6.31%     -5.82%    -3.88%   -10.27%    11.93%
Deposit growth                  4.55%     -2.09%    -9.70%    -4.28%     6.11%

Average Balances ($000)
Gross loans                  $184,052   $170,140  $163,273  $147,536  $153,616
Securities & other earning
 assets                      $ 64,901   $ 78,757  $ 71,411  $ 68,225  $ 57,984
Assets                       $264,443   $270,396  $257,891  $238,882  $235,122
Interest-bearing liabilities $229,441   $232,275  $217,281  $197,991  $212,751
Deposits                     $207,333   $212,408  $198,667  $179,619  $183,059
Common equity                $ 25,843   $ 27,637  $ 28,613  $ 27,528  $ 26,491

Share & Per Share Information
Book value per share         $  16.17   $  16.77  $  17.28  $  16.93  $  17.07
Tangible book value per
 share                       $  15.83   $  16.47  $  17.03  $  16.71  $  16.89
Common dividends declared    $   0.16   $   0.16  $   0.16  $   0.16  $   0.08
Dividend payout ratio          11.90%     11.30%    19.30%        NM    44.40%
Average diluted shares
 outstanding                1,665,240  1,652,751 1,596,368 1,553,010 1,552,000
Common shares outstanding   1,632,627  1,627,819 1,552,010 1,552,480 1,551,000

Market Information & Historical Pricing
Closing price at June 30     $  17.20   $  20.00   $ 18.50   $ 16.64   $ 16.50
Price / trailing four quarter
 earnings multiple               12.7       14.1      22.3        NM        NM
Price to book multiple          106.4      119.3     107.1      98.3      96.7
Prioce to tangible book
 multiple                       108.6      121.4     108.6      99.6      97.7
Market capitalization ($M)   $   28.1   $   32.6   $  28.7   $  25.8   $  25.6


Source: SNL Financial & Company Annual Reports

First Bancshares, Inc.
Consolidated Income Statements

                                FY 2003   FY 2004   FY 2005  FY 2006  FY 2007
                               --------- --------- --------- -------- --------
Data in ($000)
Interest on loans               $ 13,751  $ 11,965  $ 11,313 $ 10,413 $10,945
Interest on securities             1,362     1,327     1,211    1,793   1,927
Other interest income                372       443       741      707     853
                                --------   -------   -------   ------  ------
      Total interest income       15,485    13,735    13,265   12,913  13,725
                                --------   -------   -------   ------  ------
Interest on deposits               5,423     4,075     3,455    4,430   5,946
Other interest expense             1,674     1,652     1,636    1,556   1,408
                                --------   -------   -------   ------  ------
      Total interest expense       7,097     5,727     5,091    5,987   7,354
                                --------   -------   -------   ------  ------
      Net Interest Income          8,388     8,008     8,174    6,926   6,371
                                --------   -------   -------   ------  ------
Provision for loan losses            427       340     2,333    1,520     426
                                --------   -------   -------   ------  ------
Service charges and other fees     1,554     1,806     1,784    1,873   1,802
Gain/loss on sale of loans             -         -         -        -     140
Gain/loss on sale of securities       27       178        (4)    (161)    177
Gain/loss on sale of real estate
 owned                               (16)      (33)      (41)    (380)   (213)
Other non-interest Income            340       537     1,168      149     397
                                --------   -------   -------   ------  ------
      Total non-interest income    1,905     2,488     2,907    1,481   2,303

Compensation and benefits          3,691     3,901     3,672    3,994   4,308
Occupancy and equipment              999     1,114     1,163    1,105   1,527
Professional fees                    162       179       262      268     554
Other non-interest expense         1,505     1,550     2,318    1,784   1,705
                                --------   -------   -------   ------  ------
      Total non-interest expense   6,357     6,744     7,415    7,151   8,094
                                --------   -------   -------   ------  ------
Net income before taxes            3,509     3,412     1,333     (264)    154
Provision for taxes                1,265     1,065        16      (91)   (118)
                                --------   -------   -------   ------  ------
      Net Income                $  2,244   $ 2,347   $ 1,317   $ (173) $  272
                                ========   =======   =======   ======  ======
Core Earnings
Net income (loss), reported     $  2,244   $ 2,347   $ 1,317   $ (173) $  272
      Realized gain/loss on
       securities                     27       178        (4)    (422)    177
      Non-recurring revenue            -         -       818     (358)      -
      Non-recurring expense            -         -       150      191       -
      Provision for taxes             (9)      (62)     (232)     376     (62)
                                --------   -------   -------   ------  ------
                                      18       116       432     (631)    115
                                --------   -------   -------   ------  ------
Net income, adjusted            $  2,226   $ 2,231   $   885   $  458  $  157
                                ========   =======   =======   ======  ======

Source: SNL Financial & Company Annual Reports

First Bancshares, Inc.
Supplemental Consolidated Income Statement Data


                                 FY 2003   FY 2004   FY 2005  FY 2006  FY 2007
                                --------- --------- --------- -------- -------

Profitability Ratios (%)
Return on average assets             0.85      0.87      0.51   (0.07)   0.12
Return on average equity             8.68      8.49      4.60   (0.63)   1.03
Return on average tangible equity    9.05      8.82      4.79   (0.52)   1.17
Profit margin                       33.87     31.23      6.48    7.68   (0.26)

Net interest margin                  3.37      3.22      3.48    3.21    3.01
Yield on interest earning assets     6.22      5.52      5.65    5.98    6.49
Cost of interest-bearing liabilities 3.09      2.47      2.34    3.02    3.50
Interest spread                      3.13      3.05      3.31    2.96    2.99

Net interest income/ average
 assets                              3.17      2.96      3.17    2.90    2.71
Non-interest income/ average
 assets                              0.72      0.87      0.83    0.96    0.90
Net operating expense/ average
 assets                              1.66      1.60      1.96    1.94    2.52
Non-interest income/ operating
 revenue                            18.41     22.67     20.83   24.79   25.03
Overhead ratio                      52.23     54.06     61.95   66.81   92.86
Efficiency ratio                    61.03     64.47     69.88   75.04   94.65

Yield/ Cost Detail (%)
Yield on loans                       7.47      7.03      6.93    7.06    7.06
Yield on securities                  3.62      3.07      3.25    3.70    4.66
Yield on other interest earning
 assets                              0.95      0.59      1.78    3.57    4.68
Yield on interest earning assets     6.22      5.52      5.65    5.98    6.49

Interest cost on certificates
 of deposit                          3.68      2.98      2.79    3.68    4.09
Interest cost on other deposits 1.60 0.87 0.85 1.37 1.94 Interest cost on interest bearing
 deposits                            2.72      2.01      1.84    2.60    3.49
Interest cost on debt                5.63      5.65      5.59    5.59    5.67
Cost of interest-bearing
 liabilities                         3.09      2.47      2.34    3.02    3.50


Core (Normalized) Income
Core income ($000)               $  2,226   $ 2,231    $  885   $ 458   $ 157
Core earnings per share ($)          1.34      1.35      0.56    0.29    0.10
Diluted EPS before amortization
 ($)                                 1.39      1.46      0.86   (0.08)   0.21
Core return on average assets (%)    0.84      0.83      0.34    0.19    0.07
Core return on average equity (%)    8.61      8.07      3.09    1.66    0.59


Source: SNL Financial & Company Annual Reports

                                  EXHIBIT II
                    DESCRIPTIONS - SELECTED PUBLICLY TRADED
                           THRIFT HOLDING COMPANIES

NASB Financial, Inc. (NASDAQ: NASB)
Company Description

NASB Financial, Inc. is a unitary thrift holding company for North American Savings Bank, F.S.B. ("North American" or the "Bank"). North American operates six offices in greater Kansas City, Missouri and others in Harrisonville, St. Joseph, and Excelsior Springs, Missouri. The Bank also has loan origination offices in Lee's Summit and Springfield, Missouri as well as Overland Park, Kansas


Pulaski Financial Corp. (NASDAQ: PULB)
Company Description

Pulaski Financial Corp., operating in its 85th year through its subsidiary, Pulaski Bank, serves customers throughout the St. Louis metropolitan area. The bank offers a full line of quality retail-banking products through ten full-service branch offices in St. Louis and three loan production offices in Kansas City and the Illinois portion of the St. Louis metroplex. The company's website can be accessed at www. pulaskibankstl.com.


First Federal Bancshares of Arkansas, Inc. (NASDAQ: FFBH)
Company Description

First Federal Bank is a community bank serving consumers and businesses with a full range of checking, savings, investment and loan products and services. The Bank, founded in 1934, conducts business from 18 full-service branch locations, one stand-alone loan production office, and 29 ATMs located in Northcentral and Northwest Arkansas.


Liberty Bancorp, Inc. (NASDAQ: LBCP)
Company Description

Liberty Bancorp, Inc. through its subsidiary, BankLiberty, offers banking and related financial services to both individual and commercial customers. The Bank is headquartered in Liberty, Missouri, with branches in Kansas City, Plattsburg, Platte City and Independence.


Lexington B&L Financial Corp. (Pink: LXMO)
Company Description

The Company, a Missouri corporation, is the holding company for B & L Bank (B&L), a Federal savings bank, and B & L Mortgage, Inc. (MTG), which originates and sells loans primarily in the secondary market. MTG correctly retains no servicing rights on loans originated. The Company, through its subsidiaries, provides a variety of financial services to individual and corporate customers including checking, money market and savings accounts and certificates of deposit. Its primary lending products are one- to four-family residential mortgage, commercial, agriculture and consumer loans.


CCSB Financial Corp. (OTCBB: CCFC)
Company Description

CCSB Financial Corp. (the "Company"), a Delaware corporation, was incorporated in September 2002 it facilitate the conversion of Clay County Savings and Loan Association form a mutual savings association to a stock savings bank (the "Conversion"). The Company does not engage in any significant business other than serving as the holding company for Clay County Savings Bank (the "Bank") following the conversion. The Company's assets consist of the Company's investment in the Bank, deposits in the Bank, a participation in a loan with the Bank, and the Company's loan to the employee stock ownership plan of the Bank. The Company's executive office is located at 1178 West Kansas, Liberty, Missouri 64068. As per link http:/www.claycountysavings.com/CCSB%20Financial%20Corp.htm.

                                 EXHIBIT III
                    COMPANY PROFILE - INDEX CAPITAL, LLC
                          APPRAISER QUALIFICATIONS
                    COMPANY PROFILE - INDEX CAPITAL, LLC

                    COMPANY PROFILE - INDEX CAPITAL, LLC
                    ------------------------------------

Index Capital provides comprehensive investment banking services to financial institutions and their shareholders. Our understanding of financial institutions, our commitment to long-term client relationships and our sensitivity to confidentiality ensure a successful transaction with every assignment. We provide a variety of services in the following areas:

                    * Buy-side M & A assignments
                    * Sell-side M & A assignments
                    * Branch acquisition & divestiture
                    * Branch divestiture analysis
                    * Bank charter transactions
                    * Restructurings
                    * Strategic ownership planning
                    * Management consulting
                    * Buy-outs
                    * Regulatory applications
                    * Fairness opinions & valuations

Buying or selling a financial institution is a very complex decision. We can assist with this decision and develop the proper approach to make it happen. We also provide services for secondary transactions including minority stock transactions, ESOP formations, and recapitalizations. Our extensive experience with financial institutions brings with it the knowledge of structuring transactions, valuations and pricing, financing alternatives, strategies prior to or after the completion of a transaction, appropriate regulatory approval processes, and the assurance of confidentiality.

Our professionals have been involved with the formation of more than 250 holding companies, more than 15 newly chartered banks, served as board members and turn-around consultants, prepared stock valuations for hundreds of banks and holding companies and served as experts on numerous banking litigation matters.

                            APPRAISER QUALIFICATIONS
                            ------------------------

Mr. O'Toole currently serves as Managing Member and President of INDEX CAPITAL, LLC. In this capacity he represents clients in assessing corporate development opportunities, structuring merger, acquisition and divestiture transactions, resolving complex due diligence and organizational issues, preparing enterprise valuations and developing and executing shareholder exit strategies.

Mr. O'Toole has over 30 years of experience in all aspects of accounting, management, tax, financial advisory, valuation and investment banking with financial institutions and closely held businesses. During Mr. O'Toole's career, he has periodically served as an interim CEO or board member to banks and companies in turn-around situations.

In 1995, Mr. O'Toole acquired a financial advisory and business valuation firm with offices in Kansas City and Houston. Mr. O'Toole served as Chairman and CEO of the firm until its business was merged with another company in December
2000.   In 1977, Mr. O'Toole co-founded and, for 17 years, served in several capacities including President of GRA, Inc., a nationally recognized Kansas City based bank accounting, consulting and management advisory service firm. Additionally, Mr. O'Toole was Managing Director of GRA, Thompson, White & Co., P.A., a related entity that provided accounting, tax, valuation and regulatory services to more than 400 financial institutions.

Mr. O'Toole received his Bachelor of Science degree in Business and Accounting from Fort Hays State University in 1973. In addition to his formal education, Mr. O'Toole has attended accounting/management classes offered by the major accounting associations and numerous professional development seminars sponsored by various professional organizations and associations.

Mr. O'Toole has served on the Board of Directors of several banks and private companies, including a three year term as advisory director on the Continental Airlines, Inc. travel agency advisory board. He is currently a member of the Kansas City Chapter of the Association for Corporate Growth and a founding board
member of CrossPoint Bank in Overland Park, Kansas.   Mr. O'Toole was also a
faculty member for three years at the Mid-South School of Banking in Memphis, Tennessee where he taught bank valuations and a member of TEC for nine years.

                                  Exhibit 99.2

    Fairness Opinion provided by Index Capital, LLC dated November 5, 2007

                             PRIVATE & CONFIDENTIAL




November 5, 2007

Board of Directors
First Bancshares, Inc.
142 E. First Street
Mountain Grove, MO 65711-1742

Members of the Board:

     You have asked us to render our opinion as to the fairness, from a financial point of view, to holders of the outstanding shares of common stock of First Bancshares, Inc. ("First Bancshares") of the cash consideration to be paid to certain holders of First Bancshares's common stock in connection with a proposed going-private transaction (the "Split Transaction"). The Split Transaction is for the purpose of reducing the number of shareholders to below 300 (which will allow First Bancshares to terminate its registration with the SEC), and does not constitute a sale of First Bancshares. First Bancshares's principal asset is 100% of the common stock of First Home Savings Bank, domiciled in Mountain Grove, Missouri. Our opinion is issued based on financial information as of June 30, 2007 for First Home Savings Bank and First Bancshares.

     Index Capital, LLC, as part of its investment banking business, is regularly engaged in performing financial analyses of financial institutions and their securities in connection with mergers and acquisitions, divestitures, corporate transactions, valuations, and for other purposes. We have acted as financial advisor to First Bancshares in connection with the redemption of shares to be conducted pursuant to the Split Transaction. Index Capital provided First Bancshares with valuation calculations as of June 30, 2007. Nevertheless, Index Capital is independent of the parties to the Split Transaction. We expect to receive compensation for our services in connection with the Split Transaction, which is not contingent upon the opinion expressed herein. First Bancshares also has agreed to reimburse our reasonable expenses and to indemnify us against certain liabilities arising out of our engagement, including liabilities under federal securities laws.

     You have advised us that First Bancshares will engage in a reverse stock split. In connection with such reverse stock split, and as permitted under Missouri law, each record stockholder owning a fractional share following the reverse stock split will receive payment from First Bancshares in an amount equal to $22.50 for each pre-split share comprising the fractional share of First Bancshares common stock owned by such holder (the "Redemption Price"). Our approach to the assignment was to consider the following factors:

     * To review of the financial performance of First Bancshares and the value of its stock;
     * To review the current and historical market prices of comparable financial institution holding companies;
     * To review the investment characteristics of First Bancshares's common stock;
     * To make an evaluation of the impact of the Split Transaction on the expected return to the current shareholders;
     * To consider all other factors considered necessary to render this opinion.

     In the course of performing our assignment it was necessary for us to review and analyze certain information pertaining to First Bancshares and First Home Savings Bank. The following data was reviewed in connection with the assignment:

          i. First Bancshares's annual reports to stockholders and its financial statements as filed on form 10-KSB for each of the five fiscal years ended June 30, 2007;

          ii. First Bancshares's Form 10-KSB for the years ended June 30, 2006 and June 30, 2007 and form 10QSB for the quarter ended September 30, 2007;

          iii. First Bancshares's federal, state and other tax returns as filed with the various taxing authorities;

          iv. Office of Thrift Supervision 2007 Thrift Financial Reports for First Home Savings Bank;

          v.    First Bancshares's articles of incorporation and bylaws;

          vi. Certain information provided by First Bancshares regarding the historical trading activity of First Bancshares's common stock;

          vii. Certain reported financial terms of selected recent transactions which we deemed to be relevant;

          viii. Publicly available banking and thrift financial information regarding First Bancshares;

          ix. Discussions with First Bancshares's management regarding the background of the Split Transaction and certain financial forecasts relating to the business, earnings, cash flows, assets and business prospects of First Bancshares; and

          x. Other studies, analyses and investigations, particularly of the banking and thrift industry, and such other information as we deemed appropriate.

Index Capital reviewed portions of the Proxy Statement for the special stockholder meeting of First Bancshares and discussed the same with management and counsel for First Bancshares.

     For purposes of this opinion, we have assumed and relied on, without independent verification, the accuracy and completeness of the financial, accounting, business, legal, tax, and other information discussed with or furnished to us by First Bancshares and the materials otherwise made available to us, including information from published sources, and we have not independently verified such data. With respect to the financial information, including any financial forecasts provided by First Bancshares's management and information relating to certain strategic, financial and operational benefits anticipated by First Bancshares's management from the Split Transaction, we have assumed they reflect the best currently available estimates and good faith judgment of the management of First Bancshares. We express no view as to such forecasts or projected information. We have also assumed that all government, regulatory and other consents necessary for the consummation of the Split Transaction will be obtained without any adverse affect on First Bancshares or the benefits of the Split Transaction expected by First Bancshares's management. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Split Transaction to be consummated.

     We have not made, obtained, or been provided with (i) any independent appraisals or valuation of the assets or liabilities, and potential and/or contingent liabilities of, First Bancshares or (ii) any independent analysis or valuation of the rights of stockholders, creditors, or any other holders of claims or rights against First Bancshares or any of its affiliates. We are not experts in the evaluation of allowances for loan and lease losses and have not independently verified such allowances, and we have relied on and assumed that the aggregate allowances for loan and lease losses set forth on the balance sheets of First Bancshares are adequate to cover losses and fully comply with sound banking practices as of its respective date. We have further relied on the assurances of the management of First Bancshares that they are not aware of any facts that would make any information reviewed by us inaccurate or misleading. No opinion is expressed as to whether any alternative transaction might be more favorable to First Bancshares. We express no opinion as to First Bancshares's future business, assets, liabilities, operations or prospects. We were not requested to, and did not; solicit any expressions of interest from any other parties with respect to the actions contemplated in connection with the Split Transaction.

     Our opinion is based on the market, economic and other relevant considerations as they exist and have been evaluated by us on the date hereof. We have assumed that there has been no material change in First Bancshares's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us.

     This opinion does not address the underlying business decision of First Bancshares to engage in the Split Transaction. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to revise or reaffirm this opinion. In addition, we express no opinion or recommendation as to how the stockholders or creditors of or any claimants against First Bancshares or any of its affiliates should view or regard the Split Transaction. Our opinion is rendered in regard to the Redemption Price and does not take into account or give effect to any adjustment to the Redemption Price that may occur subsequent to the date hereof. This opinion does not address the prices at which the common stock of First
                                       3

Bancshares has traded in the past or may trade after the date hereof or after the consummation of the Split Transaction.

     This opinion may not be disclosed, communicated, reproduced, disseminated, quoted or referred to at any time (in whole or part), to any third part or in any manner or for any purpose whatsoever without our prior written consent, which consent shall not be unreasonably withheld, based upon review by us of the content of any such public reference, which shall be satisfactory to us in our reasonable judgment, and which review shall be completed by us as soon as practicable, although this opinion may be included in its entirety in the proxy statement of First Bancshares used to solicit stockholder approval of the Split Transaction so long as any description of or reference to us or this opinion and the related analysis in such filing is in a form acceptable to us and our counsel. It is understood that this letter is addressed and directed to the Board of Directors of First Bancshares in its consideration of the Split Transaction and is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Split Transaction.

     Subject to the foregoing, and based upon our experience as investment bankers, our activities described above, and other matters as we deemed relevant, we are of the opinion that as of the date hereof the Redemption Price for the common stock to be paid in the Split Transaction is fair, from a financial point of view, to the holders of First Bancshares's common stock. Thank you for this opportunity to be of service to First Bancshares.

                                             Sincerely yours,

                                             INDEX CAPITAL, LLC



                                             By /s/David L. O'Toole
                                               -----------------------
                                               David L. O'Toole
                                               President

                                   Exhibit 99.3

                     Valuation Opinion and Report provided
                  by Index Capital, LLC dated February 8, 2008

                      VALUATION OF THE BUSINESS ENTERPRISE




                                   known as:




                              FIRST BANCSHARES, INC.

                            Mountain Grove, Missouri

                                    as of

                               December 31, 2007









                                 Appraiser:


                             David L. O'Toole
                         President & Managing Member




                             Index Capital, LLC



                              February 8, 2008

The undersigned certifies the following:

     The home offices of First Bancshares, Inc. and its principal subsidiary First Home Savings Bank, the subjects of this valuation, were visited by the appraiser in conjunction with the assignment. Branch facilities located in the communities of Mountain Grove, Ava, Gainsville, Theodosia, Kissee Mills, Rockaway Beach and Springfield were also observed on the same day;

     The undersigned has no present or contemplated future interest in any of the entities being valued or a personal interest or bias with respect to the parties involved, or any officers, directors or shareholders;

     The data contained herein by reference or otherwise was obtained from sources believed to be reliable and all facts known to the undersigned that have bearing on the value of the entities have been considered and no facts of importance have been intentionally omitted;

     The undersigned individual's compensation for this report is in no way contingent upon the value estimates contained in this report, nor is it contingent upon any event other than the delivery of this report; and

     This appraisal report has been made in conformity with the Codes of Ethics and Standards of Practice recommended by the major professional appraisal and financial analysis organizations.

                                     /s/David L. O'Toole
                                     -----------------------
                                     David L. O'Toole
                                     President/Managing Member

                         CONFIDENTIAL OPINION LETTER





February 8, 2008

Board of Directors
First Bancshares, Inc.
142 E. First Street
Mountain Grove, MO 65711

Members of the Board:

At your request, we have prepared a valuation report of the voting common stock in the business enterprise known as First Bancshares, Inc. and its subsidiaries as of the close of business on December 31, 2007 (the valuation date). It is our understanding that this valuation will be used in connection with a going private transaction and may be invalid if used for any other purpose or valuation date.

Based on the definitions, limiting conditions, financial data, information, analyses, management representations, and related assumptions presented in the report to follow, it is our opinion that as of December 31, 2007 the market value of a majority voting common share in the business enterprise known as First Bancshares, Inc. for the purpose set forth herein, may be reasonably represented as:

                           $21.00 per share (rounded)
                    (Based on 1,550,815 shares outstanding)

A copy of the report, along with the source data from which it was prepared, will be retained in our files for a period of three years and is available for your review upon request.


Very truly yours,


/s/Index Capital, LLC

Index Capital, LLC

                             TABLE OF CONTENTS
                             -----------------

  Title Page
  Certification
  Opinion Letter
  Table of Contents
                                                                Page No.
                                                                --------
  INTRODUCTION
  ------------
  Purpose of the Valuation                                           1
  Definitions                                                        1
   Fair Market Value                                                 1
   Business Enterprise Value                                         1
   Majority Interest                                                 1
   Control Premium                                                   1
   Minority Interest                                                 1
   Marketability Discount                                            1
  Information and Data                                               2
  Estimated of Market Value                                          3
  Valuation Fee                                                      3
  Sale or Purchase                                                   3
  Valuation Date                                                     3
  Legal or Specialized Expertise                                     3
  Confidentiality/Advertising                                        4
  Hazardous Substances                                               4
  Unexpected Conditions                                              4
  Court Testimony                                                    5
  Independence                                                       5
  Format of Report                                                   5

  DESCRIPTION & FINANCIAL SUMMARY
  -------------------------------
  First Bancshares, Inc.                                             6
  First Home Savings Bank                                            9

  ECONOMIC AND INDUSTRY OUTLOOK
  -----------------------------
  Overview                                                          20

  VALUATION SUMMARY
  -----------------
  Overview                                                          24
  Recent Stock Transactions                                         24
  Valuation Date                                                    25
  Valuation Approaches                                              25
  Valuation Methods Considered                                      25
  Valuation Methodology                                             26
  Valuation Issues                                                  26
  Tangible Book Value Method                                        28
     Results                                                        28

  Guideline Company Method                                          29
   Overview                                                         29
   Selection of Publicly Traded Thrifts                             30
   Selection of Market Multiples                                    30
   Results                                                          31

                            TABLE OF CONTENTS
                            -----------------

  Merger & Acquisitions Method                                      33
    Result                                                          34

  Discounted Future Returns Approach                                35
   Selection of Benefits to be Discounted                           35
   Selection of a Discount Rate                                     35
   Forecast                                                         37
   Results                                                          38

  Valuation Summary                                                 40
  Valuation Conclusion                                              40

  ADDENDA
  -------

  Exhibit I Historical Balance Sheets and Income Statements - First Bancshares, Inc.

  Exhibit II   Descriptions - Selected Publicly Traded Holding Companies

  Exhibit III  Company Profile/Appraiser Qualifications

                            I N T R O D U C T I O N

                                INTRODUCTION
                                ------------

The valuation presented in this report was made in order to estimate the market value of the business enterprise known as First Bancshares, Inc. (hereinafter also referred to as ("FBSI or the Company") and its thrift subsidiary First Home Savings Bank (hereinafter also referred to as the "Bank") as of December 31, 2007 (the valuation date). It is our understanding that the opinion of market value expressed in this report will serve as a basis for a going private transaction and may be invalid if used for any other purpose.

Definitions

For the purpose of this valuation, the following definitions are relevant:

     Fair Market Value - The price at which an asset would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and both parties are able, as well as willing to trade and are well informed about the asset and the market for such asset.

     Business Enterprise Value - A business enterprise is considered to be a combination of all tangible and intangible elements associated with a going concern. The market value of a business enterprise is expressed net of all stated liabilities. Thus, the term is synonymous with the market value of the stockholders' equity on a majority/control basis.

     Majority Interest - Any number of shares owned, either directly or indirectly or beneficially, that when exercised, can influence the selection of the entity's management group, the direction of existing or future operations (sale, divestiture, or acquisition) and the declaration of dividends, etc. Generally, this interest constitutes more than a 50% ownership interest.

     Control Premium - The additional value inherent in a majority/control interest, as contrasted to a minority interest that reflects its power of control.

     Minority Interest - Any number of shares that is something less than a controlling interest in a company and does not represent a swing block of shares. Generally, any number of shares less than 50% of the total represents minority shares, by definition.

     Marketability Discount - A discount from the concluded value of the equity interest to recognize the absence of liquidity in the instance of a minority interest, or the flotation costs that would be incurred to sell the ongoing business enterprise by a majority/control group.

                                INTRODUCTION
                                ------------

The buyer, under fair market value, is a "financial" and not a "strategic" buyer. This excludes the buyer who, because of other business activities, brings some "value-adding" benefits which will enhance the company being valued and/or the buyer's other activities.

Information and Data
In the preparation of this valuation, management: (i) provided information concerning the operational and financial performance of FBSI, such as audited and internally prepared financial statements, SEC Form 10-KSB, Consolidated Reports of Income, OTS 2007 Thrift Financial Reports and related supplementary schedules, corporate documents, and internally prepared schedules as requested; and (ii) discussed the aforementioned documents and addressed numerous questions posed during our investigation relating to the present condition and future direction of the organization. Moreover, other data contained herein by reference or otherwise was obtained from sources believed to be reliable. Inasmuch as the above data and information were obtained from management, or other reputable sources that were represented to Index Capital, LLC as being knowledgeable and truthful, we have accepted this information as being accurate and reliable; and therefore, we have not independently verified the information provided, nor have we prepared an independent review or other analysis of the quality of FBSI's asset portfolio. To the extent that such data or client supplied information may be found at a later date to have been inaccurate or misrepresented, we accept: (i) no liability for the consequences such inaccuracy or misrepresentation may have on our value conclusion expressed herein or the utilization of our conclusion in any actions taken by management, boards of directors, or stockholders, nor (ii) any responsibility to update any valuation conclusions to reflect the impact that more accurate data may, or may not have, on our opinion. It should be noted that during the course of this engagement no matters came to our attention, which would cause us to doubt the accuracy of the information provided.

                                INTRODUCTION
                                ------------

Estimate of Market Value
The estimate of market value presented herein is the appraiser's opinion based on careful consideration of the information obtained during the investigation. Our conclusions are based on the implicit assumption that management will continue to maintain the character and integrity of FBSI and the Bank, or collectively the affiliated entities, in a manner consistent with their representations. Fair market value is not intended to be derived from a pro forma sale of the Company.

Valuation Fee
The fee for this valuation assignment is not contingent upon the value expressed herein or any other event other than the delivery of this report.

Sale or Purchase
All opinions of market value are presented as Index Capital, LLC's considered opinion based on the facts and data appearing in the report. We assume no responsibility for changes in value, market conditions or the ability of the owners to locate a purchaser at the value expressed herein.

Valuation Date
The valuation date to which the conclusions and opinions expressed in this report apply is December 31, 2007, as set forth in the opinion letter. The dollar amount of any value reported is based on the purchasing power of the U.S. dollar and certain prevailing conditions in the capital and securities markets as of the valuation date. In this regard, we assume no responsibility for economic, financial, or physical factors occurring subsequent to the valuation date that may or may not affect the opinions reported herein.

Legal, Fairness or Specialized Expertise
No opinion is intended to be expressed for matters, which require legal or specialized expertise, investigation, or knowledge beyond that customarily employed by appraisers. This report does not address issues of tax law, regulatory agency compliance, or any other such matters unless specifically identified in the body of the report.

                                INTRODUCTION
                                ------------

Confidentiality/Advertising
This report, supporting notes, and analyses are confidential. Neither all nor any part of the contents of this appraisal shall be copied or disclosed to any third party, or conveyed to the public, either orally or in writing, through advertising, public relations, news release, sales literature, or in any other manner without the prior written consent and approval of authorized representatives from First Bancshares, Inc. and Index Capital, LLC.

Hazardous Substances
Hazardous substances, if present within a facility, can introduce an actual or potential liability that will adversely affect the marketability and value of the business enterprise. Such liability may be in the form of immediate recognition of existing environmental conditions. Future liability could stem from the release of various contaminants, such as asbestos fibers, or toxic vapors from urea formaldehyde foam insulation, or through aging or building renovations, and/or construction materials utilized by FBSI to modernize its facilities. In the development of our valuation opinion, no consideration has been given to such potential existing or future liability or its impact on value. The professional staff of Index Capital, LLC is not qualified to perform such an investigation to determine the possible presence of toxic materials requiring either immediate or future remediation.

Unexpected Conditions
We assume there are no hidden or unexpected conditions of the property or subject Bank and Company, not specifically disclosed by management that would adversely affect the value of FBSI and its subsidiaries.

                                INTRODUCTION
                                ------------

Court Testimony
Testimony or attendance in court or any other administrative or judicial proceeding by reason of this valuation shall not be required unless arrangements have previously been made with Index Capital, LLC.

Independence
Neither the appraiser involved in this engagement nor the firm Index Capital, LLC has either a present or contemplated future investment in FBSI or its subsidiaries.

Format of the Report
This report will present: (i) description and financial summary for the Company and the Bank; (ii) a brief economic outlook for the economy in general and the thrift industry in particular; and (iii) a discussion of the valuation methods employed in the development of the market value estimates.

The appraisal included discussions with President/CEO - Dan Katzfey, CFO - Ron Walters, SVP Operations - Adrian Rushing and a review of material provided and questions posed during our investigation. Additionally, we prepared an analysis of historical performance, current operations, and future prospects as were deemed appropriate under the circumstances.

                             D E S C R I P T I O N
                                      and
                        F I N A N C I A L  S U M M A R Y

                            FIRST BANCSHARES, INC.
                            ----------------------

Background
First Bancshares, Inc. a Missouri corporation is a registered unitary savings and loan holding company. As of the valuation date, FBSI owned 100 percent of the outstanding common stock of First Home Savings Bank and its subsidiaries, and 100 percent of the stock in SCMG, Inc. FBSI is subject to supervision by the Board of Governors of the Federal Reserve System and was formed in September 1993.

Our review of the financial statements reveals that the Company's value is primarily dependent upon the activities of its thrift subsidiary First Home Savings Bank therefore the majority of the detailed information set forth in this report applies to FBSI and First Home Savings Bank.

Ownership
FBSI is a public company traded on the NASDAQ stock exchange. Approximately 1,402 shares on average have traded during the 52 week period prior to the valuation. The price of those trades has ranged from a high of $17.50 per share to a low of $15.15 per share. The trading price as of the valuation date was $16.97 resulting in market capitalization of $26.3 million. For additional information on trading activity see the Valuation Section of this report.

Litigation
The Company and its subsidiaries are involved in several litigation matters however, according to management they are not material and the organization has adequate insurance in the event of a negative outcome.

Unconsolidated Subsidiaries
The Company and Bank have no unconsolidated subsidiaries that have a material impact on value or require further consideration in this report.

                            FIRST BANCSHARES, INC.
                            ----------------------

Company Financial Statements
The follow table presents a summary parent company only balance sheet for the FBSI as of the valuation date.

                       BALANCE SHEET - December 31, 2007

Assets:
  Cash & cash equivalents                              $    63,826
  Securities available for sale                            248,000
  Investment in subsidiaries                            25,964,589
  Net property and equipment                             1,543,119
  Deferred income tax benefit                               81,893
  Other assets                                              26,873
                                                       -----------
     Total                                             $27,928,300
                                                       ===========

Liabilities & Equity:
  Notes Payable                                        $   642,397
  Other Liabilities                                         47,532
  Stockholders' Equity                                  27,238,371
                                                       -----------
     Total                                             $27,928,300
                                                       ===========

The Company accounts for its investments in subsidiaries under the equity method of accounting for this statement. Property and equipment is presented net of accumulated depreciation. Historically, the Company has been involved in the ownership of real estate for investment purposes. According to management, they have been gradually divesting of these investments and will continue this program. Also according to management, the fair market value of the investment real estate is somewhat higher than the carrying value but not significant enough to affect the organization's overall fair value. The December 31, 2007 balance sheet included cash $53,826, certificates of deposit $10,000, common stocks in other financial institutions $248,000 and other assets totaling $108,766.

The Company's liabilities as of December 31, 2007 consist of notes payable related to the owned real estate and other liabilities totaling $642,397. Total equity capital was $27,238,371 resulting in book value per share of $17.56, based on 1,550,815 shares outstanding. The Company's debt-to-equity ratio as of

                            FIRST BANCSHARES, INC.
                            ----------------------

December 31, 2007 was approximately 2.4 percent and no dividends were paid to shareholders in the fiscal year beginning July 1, 2007. The Company repurchased 1,665 shares of its stock in FY 2007 for $27,454 under a stock repurchase plan that was later terminated.

Summary
First Bancshares, Inc., the subject of this valuation, has consolidated assets of $243 million, total customer deposits of $191 million and more than $27 million of capital. The Company is under no restrictive regulatory agreements however its primary subsidiary First Home Savings Bank is under a Memorandum of Understanding with the Office of Thrift Supervision. The Memorandum and the operating performance of the Bank are discussed in the following section of this report. The financial condition of the holding company appears strong and its future outlook is positive.

                            FIRST HOME SAVINGS BANK
                            -----------------------

General
First Home Savings Bank, a Missouri-chartered, federally insured stock savings and loan association, is engaged in thrift banking in South Central Missouri. It serves its clientele from the main location at 142 E. First Street, Mountain Grove, Missouri and through eleven full-service branch offices and one loan production office in eight counties. Following is a market share and demographic profile illustration using information from the most recent dates that comparative deposit and population data is publicly available:




First Home Savings Bank
Demographic Profile

Market: County

Missouri (MO)


                                      Company    Deposit  Percent of  Percent of        Total     Population
                          Number     Deposits     Market       State    National   Population Change
              Market          of    in Market      Share   Franchise   Franchise         2007      2000-2007
County          Rank    Branches       ($000)        (%)         (%)         (%)      (Actual)           (%)
Wright              1          1    62,235.00      24.15       34.67       34.67     18,104.00          0.83
Douglas             3          1    30,278.00      21.03       16.87       16.87     13,668.00          4.46
Webster             6          1    23,461.00       5.64       13.07       13.07     35,097.00         13.05
Ozark               2          2    23,264.00      20.23       12.96       12.96      9,723.00          1.90
Stone               6          2    21,437.00       6.48       11.94       11.94     31,265.00          9.10
Taney              13          2    11,135.00       1.67        6.20        6.20     45,153.00         13.73
Christian          13          1     7,680.00       0.99        4.28        4.28     72,466.00         33.49
Greene             31          1        12.00       0.00        0.01        0.01    259,829.00          8.09
MO Totals                     11   179,502.00                 100.00      100.00    485,305.00
Weighted Average:
 Missouri Franchise                                                                                     6.36
Aggregate: Entire
 State of Missouri                                                                5,911,718.00          5.66
Aggregate: National                                                             306,348,230.00          8.86



                                    Projected      Median          HH
                                   Population          HH      Income
                                       Change      Income      Change
                                    2007-2012        2007   2000-2007
                                          (%)         ($)         (%)
County
Wright                                   0.34   29,819.00       21.01
Douglas                                  2.92   30,581.00       18.76
Webster                                  9.03   38,905.00       21.20
Ozark                                    1.30   30,730.00       19.06
Stone                                    5.69   39,384.00       20.87
Taney                                    9.53   38,400.00       24.24
Christian                               23.18   48,040.00       24.99
Greene                                   5.67   42,545.00       24.55
MO Totals
Weighted Average:
 Missouri Franchise                      4.22   33,708.00       20.76
Aggregate: Entire
 State of Missouri                       4.09   47,568.00       25.16
Aggregate: National                      6.26   53,154.00       26.06


Source: SNL Financial




FHSB provides a full range of community banking services as follows: (i) accepting demand, savings and time deposits; (ii) making residential mortgage loans, commercial real estate loans, land loans, second mortgage loans, consumer loans; and commercial business loans; (iii) issuing cashiers' checks and money orders; (iv) selling travelers' checks; and (v) providing bank-by-mail, night depository, ATM, safe deposit boxes and other customary community banking services. FHSB does not have trust powers. It is regulated by the Missouri Division of Finance and the Office of Thrift Supervision. Its deposits are insured by the Federal Deposit Insurance Corporation.

Employees
As of December 31, 2007, FHSB employed on a full-time equivalent basis 90 persons. None of these employees are represented by a union or covered under a collective bargaining agreement and employee relations are considered to be excellent.

                            FIRST HOME SAVINGS BANK
                            -----------------------

Loan Portfolio
As of December 31, 2007, FHSB's loan portfolio was structured as presented in the following table:

                    FIRST HOME SAVINGS BANK LOAN PORTFOLIO

                                                       Amount      Percent
Mortgage Loans                                        (000's)     of Total
--------------                                        -------     --------
  Construction Loans on:
    1-4 Family Dwelling Units                        $  3,773        2.3%
    Multifamily Dwelling Units                            316        0.2%
    Nonresidential Property                             6,144        3.8%
  Permanent Mortgages on:
    1-4 Family Dwelling Units                          78,483       48.3%
    Multifamily Dwelling Units                            231        0.1%
    Nonresidential Property (Except Land)              42,778       26.3%
    Land                                               10,181        6.3%
                                                     --------      -----
      Subtotal                                        141,906       87.3%
                                                     --------      -----

Non-Mortgage Loans
------------------
  Commercial and Industrial                             9,182        5.7%
  Consumer                                             11,371        7.0%
                                                     --------      -----
      Subtotal                                         20,553       12.7%
                                                     --------      -----

      Total (Gross Loans)                            $162,459      100.0%
                                                     ========      ======

Source: 2007 Thrift Financial Report Schedule SC - Consolidated Statement of Condition
Note:     Percentages include rounding.

As can be seen from the table above, 87.3 percent of the Bank's loans were mortgage loans and 12.7 percent of the loans were non-mortgage loans. Residential loans (1-4 Family, Construction and Permanent) make up the bulk of the mortgage loan portfolio at 50.6 percent, with Nonresidential Property (Construction and Permanent) at 26.3 percent and land at 6.3 percent. Commercial and Industrial and Consumer loans accounted for 5.7 percent and 7.0 percent of total loans, respectively. FHSB's loan concentration is in the residential real state sector as you would expect for a federally regulated savings and loan.

                            FIRST HOME SAVINGS BANK
                            -----------------------

On the valuation date, the allowance for loan losses totaled $2,200,000 (rounded), 1.35 percent of gross loans. The reserve is considered adequate by management and supported by an internal loan loss analysis.

Markets and Competition
The following table presents the top ranked financial institutions in each Missouri County where FHSB has full service branch offices.



First Home Savings Bank
Deposit Market Share

Wright, MO

                                                                       2007     2007        2006       2006
                                                             2007     Total    Total       Total      Total
                                                           Number  Deposits   Market    Deposits     Market
2007   2006                                                    of        in    Share          in      Share
Rank   Rank  Institution (ST)                    Type    Branches    Market      (%)      Market        (%)
 1      1     First Home Savings Bank (MO)        Thrift      1      59,142    20.55      62,235      24.15
 2      4     Sun Financial Corporation (MO)      Bank        2      46,673    16.22      28,220      10.95
 3      2     Town & Country Bancshares Inc (MO)  Bank        1      34,792    12.09      32,468      12.60
 4      3     Bk of Mansfield Hldg Co. (MO)       Bank        2      31,957    11.11      28,946      11.23
 5      7     Ozarks Heritage Financial Grp (MO)  Bank        1      28,761    10.00      25,406       9.86
 6      5     Ozark Bancorp Inc. (MO)             Thrift      2      27,707     9.63      26,473      10.27
 7      6     Bank of America Corp. (NC)          Bank        1      24,456     8.50      26,026      10.10
 8      8     U.S. Bancorp (MN)                   Bank        1      22,575     7.85      24,200       9.39
 9      9     Cmnty Bcshs of West Plains Inc (MO) Bank        1      11,684     4.06       3,771       1.46
              Total For Institutions In Market               12     287,747              257,745



Douglas, MO

                                                                       2007     2007        2006       2006
                                                             2007     Total    Total       Total      Total
                                                           Number  Deposits   Market    Deposits     Market
2007   2006                                                    of        in    Share          in      Share
Rank   Rank  Institution (ST)                    Type    Branches    Market      (%)      Market        (%)
 1      1     Town & Country Bancshares Inc (MO)  Bank        2      50,130    34.53      55,557      38.59
 2      2     Century Bancshares Inc. (MO)        Bank        1      37,225    25.64      36,035      25.03
 3      3     First Home Savings Bank (MO)        Thrift      1      32,482    22.37      30,278      21.03
 4      4     Great Southern Bancorp Inc. (MO)    Bank        1      25,341    17.46      22,114      15.36
              Total For Institutions In Market                5     145,178              143,984




Ozark, MO

                                                                       2007     2007        2006       2006
                                                             2007     Total    Total       Total      Total
                                                           Number  Deposits   Market    Deposits     Market
2007   2006                                                    of        in    Share          in      Share
Rank   Rank  Institution (ST)                    Type    Branches    Market      (%)      Market        (%)
 1      1     Century Bancshares Inc. (MO)        Bank        3      99,042    79.46      91,709      79.77
 2      2     First Home Savings Bank (MO)        Thrift      2      25,607    20.54      23,264      20.23
              Total For Institutions In Market                5     124,649              114,973

                                                   11


                                    FIRST HOME SAVINGS BANK
                                    -----------------------


Webster, MO

                                                                       2007     2007        2006       2006
                                                             2007     Total    Total       Total      Total
                                                           Number  Deposits   Market    Deposits     Market
2007   2006                                                    of        in    Share          in      Share
Rank   Rank  Institution (ST)                    Type    Branches    Market      (%)      Market        (%)
 1      1     Marshfield Investment Co. (MO)      Bank        2     104,098    23.70     103,008      24.77
 2      2     Cottonrudy Investment Company (MO)  Bank        2      96,281    21.92      94,958      22.83
 3      3     Southern MO Bancshares Inc. (MO)    Bank        2      71,525    16.28      65,621      15.78
 4      4     CBR Bancshares Corp (MO)            Bank        1      46,203    10.52      41,940      10.09
 5      5     Central Bancompany Inc. (MO)        Bank        1      29,304     6.67      28,245       6.79
 6      7     Liberty Bancshares Inc (MO)         Bank        1      28,036     6.38      22,562       5.43
 7      6     First Home Savings Bank (MO)        Thrift      1      23,152     5.27      23,461       5.64
 8      8     Peoples Service Company (MO)        Bank        2      20,782     4.73      21,483       5.17
 9      9     U.S. Bancorp (MN)                   Bank        1      12,793     2.91       8,221       1.98
10     10     Bk of Mansfield Hldg Co. (MO)       Bank        1       7,042     1.60       6,346       1.53
              Total For Institutions In Market               14     439,216              415,845



Stone, MO

                                                                       2007     2007        2006       2006
                                                             2007     Total    Total       Total      Total
                                                           Number  Deposits   Market    Deposits     Market
2007   2006                                                    of        in    Share          in      Share
Rank   Rank  Institution (ST)                    Type    Branches    Market      (%)      Market        (%)
 1      1     Marshfield Investment Co. (MO)      Bank        3     115,835    33.00     110,798      33.49
 2      2     Stone Cnty Natl Bkshrs Inc. (MO)    Bank        5      80,559    22.95      74,755      22.59
 3      3     U.S. Bancorp (MN)                   Bank        1      36,722    10.46      34,556      10.44
 4      4     Bank of America Corp. (NC)          Bank        1      26,977     7.69      28,879       8.73
 5      6     First Home Savings Bank (MO)        Thrift      2      22,107     6.30      21,437       6.48
 6      7     Central Bancompany Inc. (MO)        Bank        1      20,442     5.82      21,098       6.38
 7      5     Peoples Service Company (MO)        Bank        1      18,762     5.35      21,805       6.59
 8      8     Great Southern Bancorp Inc. (MO)    Bank        2      18,508     5.27      17,532       5.30
 9      9     Table Rock Bancshares Corp (MO)     Bank        1      11,105     3.16           0       0.00
              Total For Institutions In Market               17     351,017              330,860



Taney, MO

                                                                       2007     2007        2006       2006
                                                             2007     Total    Total       Total      Total
                                                           Number  Deposits   Market    Deposits     Market
2007   2006                                                    of        in    Share          in      Share
Rank   Rank  Institution (ST)                    Type    Branches    Market      (%)      Market        (%)
 1      1     Central Bancompany Inc. (MO)        Bank        5     210,964    28.55     191,076      28.71
 2      2     Branson Bancshares Inc (MO)         Bank        3     101,051    13.68      84,571      12.71
 3      3     Bank of America Corp. (NC)          Bank        2      64,704     8.76      66,471       9.99
 4      5     Peoples Service Company (MO)        Bank        2      62,039     8.40      59,355       8.92
 5      4     M & L Holding Company (MO)          Bank        3      61,787     8.36      59,542       8.95
 6      6     Regions Financial Corp. (AL)        Bank        3      55,260     7.48      52,871       7.94
 7      7     Great Southern Bancorp Inc. (MO)    Bank        2      52,857     7.15      47,374       7.12
 8     12     Liberty Bancshares Inc (MO)         Bank        1      28,081     3.80      13,959       2.10
 9      8     U.S. Bancorp (MN)                   Bank        2      22,063     2.99      23,119       3.47
10      9     Marshfield Investment Co. (MO)      Bank        1      18,997     2.57      17,186       2.58
13     13     First Home Savings Bank (MO)        Thrift      2      12,856     1.74      11,135       1.67
              Total For Institutions In Market               30     738,924              665,546

                                                   12


                                    FIRST HOME SAVINGS BANK
                                    -----------------------


Christian, MO

                                                                       2007     2007        2006       2006
                                                             2007     Total    Total       Total      Total
                                                           Number  Deposits   Market    Deposits     Market
2007   2006                                                    of        in    Share          in      Share
Rank   Rank  Institution (ST)                    Type    Branches    Market      (%)      Market        (%)
 1      2     Peoples Service Company (MO)        Bank        7     161,785    18.93     139,740      18.07
 2      1     Ozark Bank (MO)                     Bank        4     155,091    18.15     164,161      21.23
 3      3     Central Bancompany Inc. (MO)        Bank        4     139,154    16.28     123,342      15.95
 4      4     Southwest Missouri Bcshs Inc (MO)   Bank        1      64,627     7.56      62,328       8.06
 5      6     Great Southern Bancorp Inc. (MO)    Bank        4      59,578     6.97      51,605       6.67
 6      5     Commerce Bancshares Inc. (MO)       Bank        2      56,473     6.61      53,194       6.88
 7      7     Ozarks Heritage Financial Grp (MO)  Bank        1      40,986     4.80      38,899       5.03
 8      8     Regions Financial Corp. (AL)        Bank        2      33,521     3.92      32,945       4.26
 9     11     Liberty Bancshares Inc (MO)         Bank        1      31,336     3.67      21,647       2.80
10     10     Marshfield Investment Co. (MO)      Bank        1      29,388     3.44      26,240       3.39
14     13     First Home Savings Bank (MO)        Thrift      1       8,898     1.04       7,680       0.99
              Total For Institutions In Market               33     854,587              773,292



Greene, MO

                                                                       2007     2007        2006       2006
                                                             2007     Total    Total       Total      Total
                                                           Number  Deposits   Market    Deposits     Market
2007   2006                                                    of        in    Share          in      Share
Rank   Rank  Institution (ST)                    Type    Branches    Market      (%)      Market        (%)
 1      1     Great Southern Bancorp Inc. (MO)    Bank       19   1,425,059    24.56   1,347,454      23.90
 2      4     Commerce Bancshares Inc. (MO)       Bank        8     603,556    10.40     575,059      10.20
 3      3     BancorpSouth Inc. (MS)              Bank        6     574,973     9.91     580,209      10.29
 4      5     Central Bancompany Inc. (MO)        Bank        9     453,966     7.82     428,063       7.59
 5      2     Bank of America Corp. (NC)          Bank        7     422,841     7.29     614,748      10.91
 6      6     Guaranty Federal Bcshs Inc. (MO)    Bank        6     375,807     6.48     305,156       5.41
 7      7     Liberty Bancshares Inc (MO)         Bank        5     281,217     4.85     263,692       4.68
 8      8     Citizens National Bncp Inc. (MO)    Bank        4     253,605     4.37     226,582       4.02
 9      9     U.S. Bancorp (MN)                   Bank        9     227,665     3.92     225,511       4.00
10     10     Mid-Missouri Bancshares Inc. (MO)   Bank        3     205,979     3.55     146,322       2.60
31     31     First Home Savings Bank (MO)        Thrift      1       6,035     0.10          12       0.00
              Total For Institutions In Market              121   5,801,926            5,636,779

Note: Non-Retail Branches not included
Source: SNL Financial




In view of the data presented, FHSB's markets can best be described as moderately competitive with FHSB's market share ranging from a low of 0.10 percent in Greene County to a high of 22.37 percent in Douglas County. There are clearly opportunities for deposit growth available in every market served by FHSB. The data used for this comparison was the most recent comparative deposit data available from sources that make the information available to the public.

Regulatory Affairs
The following comments were extracted from the 2007 Securities and Exchange Commission Form 10-KSB (Draft Copy):

                            FIRST HOME SAVINGS BANK
                            -----------------------

       "During the quarter ended December 31, 2006, the Savings Bank entered into a memorandum of understanding ("MOU") with the Office of Thrift Supervision (the "OTS"). The MOU resulted from issues noted during the examination of the Savings Bank conducted by the OTS, the report on which was dated in July 2006, and included deficiencies in the lending policies and procedures, recent operating losses, and the need to revise both the business plan and the budget to enhance profitability. The Board of Directors and the officers of the Savings Bank established a schedule, during which the issues noted in the MOU, with one exception, have been addressed and resolved, in a manner consistent with the requirements set forth by the OTS. The remaining item is the development of a three-year business plan, for which an extension to October 31, 2007 was requested and granted by the OTS. During July 2007, the OTS performed an on-site review of the progress made on resolving the issues discussed in the MOU".

Our discussions with current management indicated that the problems that gave rise to the MOU were created by previous management personnel. As of the date of the valuation, the weaknesses in lending policies, practices and procedures have substantially been corrected. Operating performance has improved and the future outlook for the institution is good.

Financial Review
On the following pages we have performed a review of the financial performance of the Bank and compared its performance with its peers. The information and data used for the peer group comparison, balance sheet analysis and income statement analysis consisted of: (1) First Bancshares, Inc. 2007 Annual Report; (2) First Bancshares, Inc. SEC Form 10-KSB for 2007; (3) Office of Thrift Supervision 2007 Thrift Financial Report and related supplementary schedules for the 5 years ended in June 30, 2007 and six months ended December 31, 2007; (4) SNL Financial's Datasource; and (5) other internal financial records.

Exhibit I in the Addenda to this report contains historical balance sheets, historical income statements and supplementary performance data that was compiled from the aforementioned records and used for the following discussion.

                            FIRST HOME SAVINGS BANK
                            -----------------------

Peer Group Comparison
The following table presents a peer group analysis for FBSI using two different peer groups. In the first comparison, ten publicly-owned thrifts with total assets similar to FBSI and from the Midwest Region of the United States were chosen and in the second comparison, we used the six publicly-owned thrifts that will be utilized in the Market Approach/Guideline Valuation Method later in the Valuation Section of this report. The peer group information is provided by SNL Financial and may not match entirely the Company's audited financial statements due to report timing, report amendments or differences in average balance calculations. The information is however deemed reliable for this comparison and provides an accurate view of trends and performance results.




First Bancshares, Inc.
Peer Analysis

Similar Sized Public Company Thrifts
                                                                      Effi-                   NCO/
                                          Total             Interest ciency  Equity   NPAs/   AVG   Reserves
                               Period    Assets  ROAA  ROAE  Margin   Ratio  /Assets Assets  Loans    Loan
Company Name     State Ticker  Ended     ($000)  (%)   (%)    (%)      (%)     (%)     (%)    (%)     (%)
                 ----- ------  ------    ------  ----  ---- -------  ------- ------- ------- ------  -------
First Franklin
 Corporation     OH    FFHS  9/30/2007   320,330  0.28  3.51  1.99   89.17    8.01    1.31    0.06    0.47
Cheviot
 Financial Corp. OH    CHEV 12/31/2007   319,060  0.29  1.32  2.77   82.80   21.29    0.37    0.14    0.20
First BancTrust
 Corporation     IL    FBTC  9/30/2007   302,858  0.40  4.61  2.86   81.41    8.73    0.72    0.47    1.01
Jacksonville
 Bancorp, Inc.   IL    JXSB 12/31/2007   288,500  0.23  2.87  2.54   89.88    7.83    0.40    0.02    1.03
Kentucky First
 Federal
 Bancorp         KY    KFFB 12/31/2007   266,111  0.30  1.31  2.10   75.39   22.85    0.27    0.00    0.43
First Federal of
 N. Michigan
 Bancorp         MI    FFNM  9/30/2007   262,524 -0.04 -1.16  3.11   92.24   12.89    1.56    0.11    1.05
Central Federal
 Corporation     OH    CFBK  9/30/2007   271,258 -0.09 -0.80  3.17   90.51    9.98    0.11    0.00    1.15
Blue River
 Bancshares,
 Inc.            IN    BRBI  9/30/2007   241,113  0.52  6.74  3.99   78.37    7.66    2.05    0.45    1.02
Park Bancorp,
 Inc.            IL    PFED  9/30/2007   219,469  0.12  0.88  2.71  103.61   13.92    1.46    0.00    0.40
FFD Financial
 Corporation     OH    FFDF 12/31/2007   176,241  0.90  8.61  4.06   61.84   10.44    0.41    0.07    0.60

Average:                                 266,746  0.29  2.79  2.93   84.52   12.36    0.87    0.13    0.74
Median:                                  268,685  0.28  2.10  2.82   85.99   10.21    0.57    0.07    0.81

First
 Bancshares,
 Inc.            MO    FBSI 12/31/2007   243,446  0.21  1.91  2.90   91.19   11.19    1.36    0.14    1.37


Thrifts Used in Market Valuation Approach

NASB Financial
 Inc.           MO     NASB  9/30/2007 1,506,483  1.00  9.98  2.85   57.08    9.92    0.65    0.11    0.61
Pulaski
 Financial
 Corp.          MO     PULB 12/31/2007 1,250,907  0.84 11.17  2.97   57.68    6.68    0.89    0.14    0.99
First Federal
Bancshares of
 AR             AR     FFBH 12/31/2007   791,978  0.32  3.53  2.98   72.37    9.30    5.23    0.21    0.86
Liberty Bancorp
 Inc.           MO     LBCP 12/31/2007   339,112  0.60  3.89  3.47   67.48   14.07    1.53   (0.12)   1.28
Lexington B&L
 Financial
 Corp.          MO     LXMO  9/30/2007   135,204  0.71  6.31  3.05   66.99   11.50    0.73    0.06    1.22
CCSB Financial
 Corp.          MO     CCFC 12/31/2007    95,864  0.05  0.36  3.16  104.48   13.67    0.42    0.00    0.55

Average:                                 686,591  0.59  5.87  3.08   71.01   10.86    1.58    0.07    0.92
Median:                                  565,545  0.66  5.10  3.02   67.24   10.71    0.81    0.09    0.93

First
 Bancshares
 Inc.           MO     FBSI 12/31/2007   243,446  0.21  1.91  2.99    1.19   11.19    1.36    0.14    1.37




In the first table, FBSI compares considerably below the regional thrifts of similar size in its return on average assets (0.21) versus a median of (0.28), return on average equity (1.91) versus a median of (2.10). FBSI's net interest margin of (2.90) versus a median of (2.82) for the peer group indicates a favorable comparison. The most dramatic difference in this comparison involves the efficiency ratios (91.19 for FBSI vs. 85.99 for the peer group). Both FBSI and the peer group median efficiency ratios are higher than they should be contributing to

                            FIRST HOME SAVINGS BANK
                            -----------------------

sub-par operating performance for the peers as well as FBSI. Non-performing assets, net charge-offs to average assets and the reserve for loan losses to average loans are all higher than the peer group. As discussed previously, FBSI is coming off two years of performance problems caused by poor lending policies and practices. Consequently, it is not surprising that they compare unfavorably with other institutions that have not experienced the same issues.

An even greater differential results with the institutions selected in the second part of the table. FBSI is dramatically below the peer group median for return on average assets (0.66) and return on average equity (5.10). Net interest margin (3.02) for the peer group is slightly higher than that reported for FBSI. In each comparison, the peer group institutions are very similar in capitalization with FBSI. In the Valuation Section we provide additional peer group analysis with the second group of institutions.

Balance Sheet Analysis
As of December 31, 2007, FBSI's total consolidated assets were approximately $243 million which represents an increase of 1.75 percent from June 30, 2007. The increase is due primarily to additional interest bearing deposits. From our discussions with management they attribute the majority of this change to a new high interest money market savings deposit account that the institution began offering during the year. Repurchase agreements aggregating $1.1 million were down from the June 30 levels.

The additional deposits were used to fund an increase in investment securities of $1 million combined with a reduction in loans by $2 million in the same period. As of December 31, 2007, loans to total assets were approximately 66 percent compared to 67 percent at June 30, 2007. The loans to deposits ratio ended the period at 84 percent indicating the institution continues to have adequate loan capacity for future loan growth when quality lending opportunities arise.

Capital adequacy provides a basic measure of the financial strength of a financial institution. Financial stability is often evaluated by a review of capital ratios.

                            FIRST HOME SAVINGS BANK
                            -----------------------

FBSI's common equity capital to asset ratio as of December 31, 2007 was 11.19 percent and the Tier 1 risk-weighted capital was 15.20 percent. Both of these ratios are well above minimum regulatory requirements and levels required to be determined as "Well-Capitalized" under prompt corrective action provisions. FBSI has a modest level of intangibles on its balance sheet that when deducted from common equity does not result in a material change in tangible capital ratios.

The fair value of FBSI's investment securities portfolio as of December 31, 2007 is $42,819,000. Other liquid assets reported by the Company at December 31, 2007 consist of Federal Home Loan Bank stock $1,613,000 and cash and cash equivalents of $22,808,000. Cash value of bank-owned life insurance policies as of December 31, 2007 totaled $6,013,000.

Although improvement is reported by management and noted in operating performance, asset quality continues a concern of management. As noted in the peer group comparisons, non-performing loans remain somewhat higher than peers. Management indicated that the problem loans have been identified and action plans are in place to monitor and ensure improvement in this group of assets.

Income Statement Analysis
Profitability ratios provide a measure of how effectively FBSI has managed its assets and liabilities. The return on average assets (ROAA) is frequently used as the leading performance ratio in the financial institutions industry. The table below presents the average assets and net income data along with the ROAA ratios reported for the last five fiscal years ending June 30 and the last twelve month period ending December 31, 2007.

                     NET INCOME      AVERAGE ASSETS       ROAA
         YEAR         ($000's)          ($000's)           (%)
        ------       ----------      --------------       -----
        D2007          $  511           $243,333          0.21
        J2007             272            235,122          0.12
        J2006            (173)           238,882         (0.07)
        J2005           1,317            257,891          0.51
        J2004           2,347            270,396          0.87
        J2003           2,244            264,443          0.85

                            FIRST HOME SAVINGS BANK
                            -----------------------

FBSI's earnings are considerably below peer group averages for the LTM year ended December 31, 2007 as indicated in the peer group comparisons. The institution lost money in FY 2006. The reasons for this condition have been discussed previously in this report and management believes that with the
changes they have made, earnings are improving again.   Historical returns on
equity generally reflect the same patterns and progress. Net interest margins have steadily declined for the past three fiscal years reflecting the overall interest rate environment during the periods measured. Presently, FBSI's net interest margins are in line with peer group averages and should continue to improve with additional loan growth. Non-interest income is within expected ranges however non-interest expense compared to average assets has increased significantly and is the major contributor to the unsatisfactory efficiency ratios discussed earlier. Employee turnover, professional fees associated with regulatory issues and start-up expenses for the Springfield branch office has been excessive.

The provision for loan losses decreased significantly in fiscal 2007 to $426,000 from a high of $2,333,000 in 2005 followed by $1,520,000 in 2006. As discussed previously management indicates that the problem loans have been identified and either charged-off or sufficiently reserved for at this time.

Summary
FBSI is a meaningful and trusted institution in the communities it serves. Earnings have suffered for more than two years from bad lending practices and policies. After significant management restructuring, introduction of certain new products and services and compliance with a regulatory directives, it appears that the institution is again headed for better times. FBSI's position from a financial performance perspective is still out of line with other similar institutions but improving. It is reasonable to expect continued improvement and a return to the performance levels of fiscal years 2003 and 2004 in the foreseeable future. For a projection of future earnings performance, see the Valuation Section of this report.

                               E C O N O M I C
                                     and
                       I N D U S T R Y  O U T L O O K

                        ECONOMIC AND INDUSTRY OUTLOOK
                        -----------------------------


Revenue Ruling 59-60 requires consideration of "the economic outlook in general and the condition of the specific industry in particular." In this analysis we have examined the general economic and thrift industry climate as of December 31, and for the last six months of 2007.

The following economic and thrift outlook was compiled using sources such as the Federal Reserve Bank, Bureau of Economic Analysis, U.S. Department of Labor, Office of Thrift Supervision and Federal Deposit Insurance Corporation.

Real gross domestic product increased at an annual rate of 0.6 percent in the fourth quarter of 2007, preceded by a rate of 4.9 percent in the third quarter of 2007. The deceleration in the fourth quarter primarily reflected a downturn in inventory, net exports and federal and state spending. Corporate profits during the third quarter decreased significantly compared with the second quarter of the year. Unemployment ended the year at 4.9 percent. The jobless rate has ranged from 4.4 - 4.9 percent since September 2006

Consumer prices as measured by the Consumer Price Index have grown at an annual rate of 4.1 percent during 2007. This compares to 2.5 percent for all of 2006. The index for energy increased 2.9 percent in 2006 and was up 17.4 percent on an annual basis for 2007, causing much of the overall increase in the Consumer Price Index. The seasonally adjusted rates of productivity for 2007 were 1.6 percent in the business sector and 1.6 percent in the non-farm business sector. Manufacturing productivity grew at a rate of 2.9 percent during the year.

According to the Federal Reserve Board, economic activity in the Tenth District continued to expand modestly in the fourth quarter of 2007 but at a slower pace than previous reporting periods. Seven of the twelve districts reported slight increases in activity, two reported mixed conditions and three indicated a slowing of activity.

While there are obviously parts of the country with severe economic challenges, the slowing growth in the gross domestic product, low unemployment and modest

                        ECONOMIC AND INDUSTRY OUTLOOK
                        -----------------------------

increases in consumer prices would indicate the overall National economy as of December 31, 2007 is weak.

The Federal Reserve Board had a target for the federal funds rate at 5.25 percent on June 30, 2007. In the second half of the year it reduced this target three times to 4.25 percent at the end of the year. Although long term inflation continues to be under control, some pressures on current inflation remain; primarily because energy prices. The sub-prime lending situation and concern for liquidity in the credit markets caused the Federal Reserve to reduce its discount rate even further in January to a level of 3.00%. Reductions in the prime rate of interest have naturally followed.

The Office of Thrift Supervision reported in its Regional Quarterly that the pace of economic activity in the Midwest decelerated in the fourth quarter of 2007. As expected, bankers in the region reported slower loan activity and tighter lending standards. Loan performance in the Midwest region showed an increasing trend in delinquencies and foreclosures in all loan categories, but most notably in the subprime loan category where an 18.65 percent increase was
noted as of October 1007.   The National rate at the same time was 19.01
percent.  The outlook for the housing market remains troubling at this time.

In conclusion, the state of the thrift industry in the US and in Missouri is currently stable and the outlook for 2008 will depend upon improvement in the housing markets. Growth has slowed in 2007 and there are risks that it could slow even further in 2008.

                        V A L U A T I O N   S U M M A R Y

                               VALUATION SUMMARY
                               -----------------


Overview
In order to develop an opinion concerning the market value of the common stock in the business enterprise known as First Bancshares, Inc., as the valuation date, it was necessary to assume that: (i) no changes occur in operating philosophy or financial strategy; (ii) there is no deviation in the geographic markets in which FBSI competes; (iii) there are no major additions or deletions to the services or products that are currently provided; and (iv) there will be no change to the business approach or management philosophy. In this regard, the valuation implicitly reflects FBSI's operations in a manner consistent with prior periods.

Recent Minority Stock Transactions
The following table contains the stock price, number of shares traded and price to book value for the fifty-two weeks preceding the valuation date. Although weekly activity is relatively low, FBSI's stock is traded on an open exchange and these prices are representative of the market price for a minority share. There is not sufficient trading volume for this period of time to rely on for the determination of going concern value.


First Bancshares, Inc. (NASDAQ: FBSI)
Historical Values

      Week                                   Week
     Ending       Price       Volume       Ending        Price      Volume
    --------     -------     --------     --------      -------    --------
   12/26/2007     16.97           0      06/27/2007      16.12         301
   12/19/2007     16.00         661      06/20/2007      16.37       1,600
   12/12/2007     16.68           0      06/13/2007      16.65       1,600
   12/05/2007     16.01         300      06/06/2007      16.94         211
   11/28/2007     16.00         200      05/30/2007      16.30       4,303
   11/21/2007     16.50           0      05/23/2007      16.00           0
   11/14/2007     15.65       1,840      05/16/2007      15.48       1,151
   11/07/2007     16.60         870      05/09/2007      15.15       1,332
   10/31/2007     17.00         100      05/02/2007      15.60       1,700
   10/24/2007     16.50           0      04/25/2007      15.86       2,500
   10/17/2007     16.61         600      04/18/2007      16.62       7,656
   10/10/2007     17.43         700      04/11/2007      16.72      11,294
   10/03/2007     16.75       1,822      04/04/2007      16.99         100
   09/26/2007     17.00         100      03/28/2007      16.50       1,400
   09/19/2007     16.90         100      03/21/2007      16.90         500
   09/12/2007     16.75         900      03/14/2007      16.68         760
   09/05/2007     16.47       3,700      03/07/2007      17.00           0
   08/29/2007     16.25       1,499      02/28/2007      17.21           0
   08/22/2007     16.00         300      02/21/2007      17.50           0
   08/15/2007     16.12           0      02/14/2007      17.13       6,977
   08/08/2007     16.33         500      02/07/2007      17.15           0
   08/01/2007     16.30         200      01/31/2007      17.35           0
   07/25/2007     16.59           0      01/24/2007      17.35           0
   07/18/2007     16.50       3,610      01/17/2007      17.14         303
   07/11/2007     16.36       7,705      01/10/2007      17.50           0
   07/03/2007     16.25       2,357      01/03/2007      17.39       1,157

Source: SNL Financial

                               VALUATION SUMMARY
                               -----------------

Valuation Date
The valuation will utilize: (i) December 31, 2007 financial results; and (ii) certain market-based multiples and discount rates which generally reflect prevailing conditions in the public securities and capital markets as of the valuation date.

Valuation Approaches
     Asset-Based Approach - This approach assumes that an asset's value is indicated by the cost of reproducing or replacing the asset, less an allowance for physical deterioration and obsolescence. For business valuations, the approach generally applies when the assets of the business are substantial. The approach may not be relevant in valuing operating companies/banks (except where the liquidation value produces a higher value than the income or market approach), and should not be used alone in this case.

     Market Approach - The market approach is based upon the premise that arm's length transactions of similar property provide empirical evidence as to the value of a property. The theory of using the market approach is based upon the economic principle of substitution; i.e., a buyer would not pay more than he would pay for an equally desirable alternative. In addition, Revenue Ruling 59-60 suggests that the "best measure may be found in the prices at which the stocks of companies engaged in the same or a similar line of business are selling in a free and open market."

     Income Based Approach - The basic concept of the income approach is to forecast the future economic income associated with an investment and discount the forecasted benefit stream to a present value using a discount rate appropriate for the expected risk of the prospective economic benefit stream. The income approach is based upon the economic principle of anticipation; i.e., the value is based upon the present value of the economic benefit stream discounted back using an appropriate discount rate for the expected risk.

Valuation Methods Considered
The valuation methods on the following page were considered for this appraisal and those utilized are indicated as "Applied". These methods relate to the aforementioned approaches which are standard within the valuation industry.

                               VALUATION SUMMARY
                               -----------------

Each of the following methods was considered and those selected for use in this report are discussed individually in the appropriate sections of the report.

            Tangible Book Value Method             Applied
            Economic Book Value Method             Rejected
            Guideline Public Company Method        Applied
            Merger & Acquisitions Method           Applied
            Discounted Future Returns Method       Applied
            Dividend Paying Capacity               Rejected
            Liquidation Method                     Rejected
            Single-Period Capitalization Method    Rejected


Valuation Methodology
In order to estimate the market value of the common equity of First Bancshares, Inc., it was necessary to:

     * Establish a value for FBSI under each previously identified method on a majority/control basis.

     * Develop a final value for FBSI by weighting the results from each method in accordance with its relative significance to a prudent investor.

     *  Apply a marketability discount when and if appropriate.


Valuation Issues

The issues inherent in this valuation are presented and discussed individually below:

     1) Majority Interest Basis - The valuation of FBSI reflects a majority/control position because the purpose of the valuation is for a going private transaction which necessitates the acquisition of or reclassification of the stock based on a going concern value.

     2) Premium for Majority - Mergerstat Review - 2006, which is an annual publication that provides comprehensive statistics on mergers, acquisitions and divestitures for over fifty industries, reported in the most recent issue that the average premium for a controlling interest in the banking and finance industry in 2006 was

                               VALUATION SUMMARY
                               -----------------

         36.6% while the five-year average was 30.2%. Historically, depending on the industry, premiums have ranged as high as 100%. However, in developing our valuation we used a 33% premium for control due to FBSI's financial condition and market position.

         It should be noted that the selected control premium will be applied to minority market based multiples to convert these indices to the control basis for the valuation.

     3)  Minority Interest Discount   As discussed in item 1 above, the
         valuation of a share in FBSI has been made on a majority basis. Therefore the application of a minority interest discount is unnecessary.

     4) Marketability Discount - In order to develop a valuation of a majority/control ownership position, a marketability discount represents the "flotation costs" associated with the outright sale of the business enterprise including but not limited to legal and accounting fees, printing expenses for offering documents, under-writing fees, etc. Published studies in recent years indicate that, depending on the size of the offering, flotation costs can range between 2.0% and 15.0%. We have used a 2.0% marketability discount for this valuation.

Refer to the following pages for the valuation calculations for FBSI using each of the aforementioned valuation methods.

                               VALUATION SUMMARY
                               -----------------

                           Tangible Book Value Method
                           --------------------------


Overview
The Asset Based Approach includes two types of adjusted book value methods; i.e., the Tangible Book Value Method and the Economic Book Value Method. We have selected and applied the Tangible Book Value Method for this valuation. It involves consideration of the underlying assets less stated liabilities to derive the value of stockholders' equity and then eliminates any goodwill and/or intangible assets for a resulting value.

Result - Tangible Book Value Method
In order to derive a preliminary value using the tangible book value method, the steps generally are as follows: (i) adjust all tangible assets to fair market value in continued use; (ii) adjust all liabilities to fair market value in continued use; (iii) add control premium or minority discount (if applicable); and (iv) deduct discount for lack of marketability (if applicable). For this appraisal, the underlying assets and liabilities of FBSI (excluding intangible assets) were considered to be at fair market value as reported in the audited financial statements as of the valuation date. Any assets or liabilities in the financial statements that have not been adjusted to fair value are deemed not material and therefore are considered in this valuation at their carrying values on the financial statements. Marketability discounts are considered in the Valuation Summary section of the report.

                       Tangible Book Value Method - FBSI

                                                       Less
                                   Stockholders'     Intangible
    Institution            Date       Equity           Assets         Result
    -----------            ----    -------------     ----------       ------
First Bancshares, Inc.   12/31/07   $27,252,000     $  260,000     $26,992,000

                               VALUATION SUMMARY
                               -----------------

                            Guideline Company Method
                            ------------------------

Overview
Included in the Market Approach to a business valuation is the Guideline Company Method. The Guideline Company Method is predicated on the theory that the market value of a company can be estimated based on the price investors are paying for the stocks of similar publicly-traded companies.

The market value of publicly-traded companies can be calculated by multiplying the current price at which the stock is being traded by the number of shares outstanding. This calculation represents the value of the aggregate minority interest in the company, i.e., the value of the company from the perspective of the many investors who own shares of stock but who do not have the power to direct, or redirect, strategies employed to maximize shareholders' value.

The development of a Guideline Company based valuation for this appraisal requires the selection of publicly-traded financial institutions from which to develop meaningful valuation criteria. The identification of thrift institutions directly similar to FBSI was difficult due to FBSI's': (i) geographic concentration in rural South Central Missouri versus the more urban and geographically diverse operations of certain of the selected thrift holding companies, (ii) financial structure and moderate size versus certain of the selected thrift holding companies; and (iii) management philosophies such as staffing, lending, and loan reserve practices and policies.

The foregoing notwithstanding, we have selected and presented on the following page other thrift institutions whose stock prices would reflect: (i) their geographic location in or near Missouri; (ii) the outlook for the region's economy; and (iii) the type of customer, i.e., real-estate, commercial, agricultural, and industrial concerns, served by the selected groups.

                               VALUATION SUMMARY
                               -----------------

Selection of Publicly Traded Companies


       COMPANY NAME                LOCATION           SYMBOL       EXCHANGE
       ------------                --------           ------       --------
    NASD Financial, Inc.         Grandview, MO         NASB         NASDAQ
    Pulaski Financial            Saint Louis, MO       PULB         NASDAQ
    First Federal Bancshares     Harrison, AR          FFBH         NASDAQ
    Liberty Bancorp              Liberty, MO           LBCP         NASDAQ
    Lexington B&L Financial      Lexington, MO         LXMO         Pink
    CCSB Financial Corp          Liberty, MO           CCFC         OTCBB


Descriptions of the above thrifts are presented in Exhibit II in the Addenda section of this report. The following schedules present selected financial performance and market-based transaction data for these companies as of the last twelve month periods as indicated, or in the case of the pricing data as of January 29, 2008 as reported by SNL Financial.



Banking Financial Performance


                                                                 Equity/   NPAs/    LTM       LTM    LTM
                                         Financial     Total     Assets   Assets   Effic.     ROAA   ROAE
Company        State    Ticker  Sector      Date      Assets$M)   (%)       (%)    Ratio (%)  (%)    (%)
-------------  ------   ------  ------   ---------    --------   ------   ------   --------   ----   ----
NASB Financial
 Inc.           MO       NASB    Thrift   9/30/2007   1,506,483   9.92    0.65      57.08     1.00    9.98
Pulaski
 Financial
 Corp.          MO       PULB    Thrift  12/31/2007   1,250,907   6.68    0.89      57.68     0.84   11.17
First Federal
 Bancshares
 of AR          AR       FFBH    Thrift  12/31/2007     791,978   9.30    5.23      72.37     0.32    3.53
Liberty
 Bancorp Inc.   MO       LBCP    Thrift  12/31/2007     339,112  14.07    1.53      67.48     0.60    3.89
Lexington B&L
 Financial
 Corp.          MO       LXMO    Thrift   9/30/2007     135,204  11.50    0.73      66.99     0.71    6.31
CCSB
 Financial
 Corp.          MO       CCFC    Thrift  12/31/2007      95,864  13.87    0.42     104.48     0.05    0.36

First
 Bancshares
 Inc.           MO       FBSI    Thrift  12/31/2007     243,446  11.19    1.36      91.19     0.21    1.91



Banking Market Performance

                                                                                 Price/    Price/   Current
                                                Market         Pricing   Price/   Tang    LTM EPS  Dividend
   Company     State  Ticker  Sector  Exchange  Value   Price   As Of   Book (%) Book (%)   (x)    Yield (%)
------------- ------- ------  ------  --------  ------  ------ -------  -------  -------  -------  --------
NASB Financial
 Inc.            MO    NASB   Thrift   NASDAQ   185.7(M) 26.64 1/29/2008 140.3    143.0     14.2     3.81
Pulaski
 Financial
 Corp.           MO    PULB   Thrift   NASDAQ   120.9(M) 10.47 1/29/2008 125.2    132.2     11.5     2.98
First Federal
 Bancshares
 of AR           AR   FFBH    Thrift   NASDAQ    66.7(M) 13.26 1/29/2008  87.1     87.1     18.9     4.64
Liberty
 Bancorp Inc.    MO   LBCP    Thrift   NASDAQ    46.1(M) 10.30 1/29/2008 102.0    102.0     24.5     0.96
Lexington B&L
 Financial Corp. MO   LXMO    Thrift   Pink      15.2(M) 25.00 1/29/2008 100.9    106.3     16.4     2.40
CCSB Financial
 Corp.           MO   CCFC    Thrift   OTCBB     11.7(M) 14.16 1/29/2008  90.1     89.9      0.0     0.00

Source: SNL Financial                                           Average  107.6    110.1     17.1
                                                                Median   101.5    104.2     16.4

                                             29


                               VALUATION SUMMARY
                               -----------------

Selection of Market Multiples
It can be seen from the previous Tables that: (i) the return on average assets (ROAA) ratios for the selected companies range from a low of (0.05 percent) (CCFC) to a high of 1.00 percent (NASB); (ii) the return on average equity ratios (ROAE) range from a low of (O.36 percent) (CCFC) to a high of
11.17 percent (PULB); (iii) the current minority price-to-earnings multiples range from a low of 11.5 (PULB) to a high of 24.5 (LBCP), excluding companies with losses; (iv) the current minority price-to-book multiples range from a low of 0.9 (CCSB) to a high of 1.25 (PULB) and; (vi) the current minority price-to-tangible book multiples range from a low of O.9 (CCSB) to a high of
1.4 (NASB).

FBSI's performance ratios as of December 31, 2007, versus the selected holding companies compare generally unfavorably. Efficiency ratios, return on average assets and return on average equity are below the selected group medians as discussed earlier in this report. Due to managerial problems encountered at FSBI during fiscal year 2006 and the first half of fiscal year 2007, the organization had to absorb significant loan losses and other costs that significantly affected performance. Considering this situation as well as other factors, we have: (i) selected; (a) the median minority price-to-earnings multiple of 16.4 (rounded); (b) the median minority price-to-book multiple of 1.01 (rounded) and (c) the median minority price-to-tangible book multiple of 1.04 (rounded); (ii) applied a control premium of 33.0 percent to the selected minority multiples to convert these indices to a control basis as discussed previously in the Valuation Section; and (iii) weighted the results primarily in favor of the price-to-book and price-to-tangible book results to reflect their relative significance to a prudent investor. The low weighting assigned to the price-to-earnings result is appropriate considering the decline in earnings caused by the problems encountered by the institution's previous mismanagement.

Result - Guideline Company Method
The table on the following page presents the valuation results from this method including notes describing the calculations.

                               VALUATION SUMMARY
                               -----------------


                          Guideline Company Method - FBSI

  Technique          Value       Multiple    Results      Weight     Result
  ---------         -------      --------    -------      ------     ------
Price-to-
 Earnings          511,000 (1)    21.8 (2)  11,140,000    0.10 (3)   1,114,000

Price-to Book   27,252,000 (4)    1.34 (5)  36,518,000    0.45 (3)  16,433,000

Price-to-
Tangible Book   26,992,000 (4)    1.38 (5)  37,249,000    0.45 (3)  16,762,000

                                                                   ===========
                                                      Rounded      $34,309,000


(1)  Net Income after taxes for last twelve months ending December 31, 2007.
(2) Minority price-to-earnings multiple of 16.4 (rounded), adjusted for a control premium of 33.0%, or 16.4 x 1.33 = 21.8 (rounded).
(3) Relative weight assigned to each of the guideline company approach techniques reflects their relative significance to a prudent investor.
(4) Total stockholders' equity on December 31, 2007 $27,252,000, less intangibles of 260,000 = $26,992,000.
(5) Minority price-to-book multiple of 1.01 (rounded), adjusted for a control premium of 33.0%, or 1.01 x 1.33 = 1.34 (rounded) and minority price-to-tangible book multiple of 1.04 adjusted for a control premium resulting in 1.38 multiple.

                               VALUATION SUMMARY
                               -----------------


                          Merger & Acquisitions Method
                          ----------------------------

Overview
The development of a valuation conclusion based upon the Merger & Acquisitions Method under the Market Approach requires the selection of a representative number of transactions from a reliable transactional data base. Using the SNL Financial data base (the most prominent data base for financial institutions transactions in the US), we have selected all sale transactions that occurred in the past year involving (1) thrift institutions with total equity of less than $50 million and (2) thrift transactions involving thrifts within the state of Missouri, regardless of size.


Comparable Deal Analysis

Market : Region
Financial Item : Total Equity
Number of deals : 10
Announced since : 8/21/2005


                                                         Buyer      Target     Target     Date      Deal
                                Target                   Assets     Assets     Equity    Announ-    Value
Buyer Name     State  Ticker     Name     State  Ticker  ($000)     ($000)     ($000)      ced      ($M)
-----------    ------ ------    ------    -----  ------  ------     ------     ------    --------   -----

First Mutual
 of Richmond,
 Inc.           IN    NA      Mutual       OH     NA     730,895    112,697    10,780    4/5/2007    19.8
                               Bancorp,
                               Inc.
Heartland
 Bancorp, Inc.  IL    NA      BankPlus,    IL     BPLS   926,580    288,747    24,296   3/16/2007    33.6
                               FSB
La Porte
 Bancorp, Inc.  IN    NA      City Savings IN     CSFC   266,560    137,023    12,703    3/8/2007    19.8
                               Financial
                               Corp.
Heartland
 Bancorp, Inc.  IL    NA      First        IL     FFBI   915,707    339,823    21,920   11/3/2006    30.3
                               Federal
                               Bancshares,
                               Inc.
Great River
 Holding
 Company        MN    NA      First        MN     NA     137,331    150,057    13,664   5/21/2006    20.3
                               Federal
                               Bancorp-
                               oration
First Place
 Financial
 Corp.          OH    FPFC    Northern     OH     NLVS 2,626,531    340,807    43,490   1/27/2006    72.4
                               Savings
                               & Loan
                               Company
Marquette
 National
 Corporation    IL   MNAT     Hemlock      IL     HMKF 1,383,618    292,330    17,080   12/29/2005   49.0
                               Federal
                               Financial
                               Corp.
MainSource
 Financial
 Group Inc.     IN   MSFG     HFS Bank,    IN     HFSK 1,639,510    237,979    20,626   10/26/2005   36.1
                               FSB
MainSource
 Financial
 Group Inc.     IN   MSFG     Peoples      OH     POHF 1,540,312    199,881    24,925    9/28/2005   41.9
                               Ohio
                               Financial
                               Corp.
MainSource
 Financial
 Group Inc.     IN   MSFG     Union        IN     UCBC 1,540,312    264,291    33,835    8/23/2005   56.3
                               Community
                               Bancorp

Average:                                               1,170,736    236,364    22,332                38.0
Median:                                                1,155,099    251,135    21,273                34.9

Brooke
 Corporation    KS  BXXX      Genera-      MO     NA     170,642     65,171     8,812    1/23/2006   10.1
                               tions
                               Bank
Pulaski
 Financial
 Corp.          MO  PULB      CWE          MO     NA     787,729     45,458     4,357    10/25/2005   7.6
                               Bancorp,
                               Inc.

Average:                                                 479,186     55,315     6,585                 8.9
Median:                                                  479,186     55,315     6,585                 8.9




                            Price/    Price/     Price/LTM      Premium/
                            Book    Tang.Book    Earnings     Stock Price
Buyer Name                   (%)        (%)          (x)           (%)
----------                  ------   ---------   ----------    -----------

First Mutual
 of Richmond,
 Inc.                        165.0     165.0      20.0          NA
Heartland
 Bancorp,
 Inc.                        144.2     144.2      22.4          58.09
La Porte
 Bancorp,
 Inc.                        151.5     151.5      50.0          58.14
Heartland
 Bancorp,
 Inc.                        123.6     132.8      48.9           1.10
Great River
 Holding
 Company                     148.6     148.6      25.1          NA
First Place
 Financial
 Corp.                       166.1     166.1      25.3          46.88
Marquette
 National
 Corporation                 239.4     256.7      14.8         105.56
MainSource
 Financial
 Group Inc.                  175.1     175.1      23.3          54.80
MainSource
 Financial
 Group Inc.                  163.7     163.7      23.3          45.45
MainSource
 Financial
 Group Inc.                  156.6     170.1      31.4          56.35

Average:                     163.4     167.4      28.5          53.30
Median:                      160.2     164.4      24.2          55.58

Brooke
 Corporation                 114.6     114.6      16.1          NA
Pulaski
 Financial
 Corp.                       175.2     175.2      30.7          NA

Average:                     144.9     144.9      23.4
Median:                      144.9     144.9      23.4




From a review of the aforementioned merger and acquisition transactions we found that the median price to book value multiple for the transactions involving thrifts selected for the analysis was 1.60 (rounded) and 1.45 (rounded) for the transactions involving Missouri based institutions. The price to tangible book

                               VALUATION SUMMARY
                               -----------------

multiples were 1.64 (rounded) and 1.45 (rounded) indicating a general lack of goodwill or intangible assets on the books of the target institutions. Likewise the transactions indicated a median price to income multiple of 24.2 and 23.4 respectfully. These transactions represent sales of a majority/control interest.

Result - Merger & Acquisition Method
Although the specifics of selected market transactions are often not known, the valuation ratios and pricing information is quite reliable due to standard thrift industry financial reporting. Information on buyer and seller as well as substantive details regarding consideration paid and terms of the deal is normally available. Our interpretation of the data provided for the transactions listed in the aforementioned table is strong evidence of current market pricing for thrift transactions. The median multiples from the regional transactions were approximately ten percent higher than the in-state transaction median. Due to the fact that FBSI may be in the early stages of turnaround and reported performance is less than stellar, we have selected the median multiples from the in-state transactions for use in this approach. The results are presented in the following table:

                        Merger & Acquisitions Method - FBSI

 Technique       Value         Multiple     Results      Weight       Result
 ---------      -------        --------    ---------    --------     --------
Price-to-
 Earnings         511,000 (1)   23.4 (2)   11,957,000    0.10 (3)    1,196,000

Price-to Book  27,252,000 (4)    1.4       38,152,000    0.45 (3)   17,168,000

Price-to-
Tangible Book  26,992,000 (5)    1.4 (5)   37,789,000    0.45 (3)   17,005,000

                                                                   ===========
                                                       Rounded     $35,369,000



(1)  Net Income after taxes for last twelve months ending December 31, 2007.
(2)  Majority multiples of from in-state transactional data.
(3) Relative weight assigned to each of the results reflects their relative significance to a prudent investor.
(4)  December 31, 2007 book value as reported in the financial statements.
(5) December 31, 2007 tangible book value calculated from the reported amounts.

                               VALUATION SUMMARY
                               -----------------

                        Discounted Future Returns Method
                        --------------------------------

Overview
As would be expected, the development of a valuation conclusion based upon future returns requires: (i) the selection of a measure of an investor's returns or future benefits (e.g. net income, cash flow, or dividends); (ii) the selection of an appropriate discount rate, including consideration of the benefit stream to be discounted, and the business and financial risk inherent in an investment in FBSI and (iii) the forecast of the future benefits to be discounted.

Selection of Benefits to be Discounted
In our valuation we have selected net income as the benefit stream which can most accurately assess the value of FBSI. Our selection is based upon: (i) the difficulties in accurately quantifying and projecting cash flow in a financial institution; and (ii) the discretionary nature of FBSI's dividend policy; and (iii) regulatory restrictions on dividend payments in the thrift industry.

Selection of a Discount Rate
The selection of a discount rate is dependent upon: (i) the rate that could be realized from risk-free investments such as United States Treasury securities; (ii) the additional premium investors require to compensate for market risk; (iii) the risk unique to an investment in FBSI, compared to market risk; and (iv) any adjustments necessary to compensate for the selection of the benefit stream.

The first step in the determination of an appropriate discount rate is the analysis of risk-free rates. The table below presents yields on United States Treasury securities as of the December 31, 2007 valuation date.


                             INSTRUMENT         RATE
                            U.S. Treasury       (%)
                            -------------       ----
                              1 - Year          2.30
                              5 - Year          2.80
                             10 - Year          3.61
                             30 - Year          4.29

                               VALUATION SUMMARY
                               -----------------

In this valuation, we have selected the 30-year treasury rate of 4.26% as our risk-free rate. This selection is based upon the long-term nature of an investment in FBSI and the determination of the risk premium described below:

Ibbotson Associates has calculated a relationship between the overall risk of the stock market and the risk of owning stock in the banking and thrift industries. This relationship (commonly referred to as Beta) provides a method of calculation for the risk premium associated with each industry. In addition, each of these figures has been adjusted to eliminate the effect of financial leverage. In this valuation, we have utilized the industry median un-levered beta to calculate the risk premium for the banking and finance industry.

The final element of the risk premium is the risk associated with the market as a whole. From 1926 through 2006, investors have received a premium of approximately 8.0% on average for an investment in common stocks. We believe a market risk premium of 8.0% is appropriate for this valuation.

The calculation of the risk premium for FBSI can now be developed by multiplying the un-levered beta by the market risk premium and adding the risk-free rate. The calculations are presented below.


            Composite
Segment   Un-levered Beta   Market Risk   Risk Premium   Weight    Result
-------   ---------------   -----------   ------------   ------    ------
  602          0.6              8.00          4.80         1.0      4.80

                                          Total Risk Premium        4.80
                                                                    ====


Based upon the above data, we believe a market risk premium of 4.80% is appropriate for this valuation.

As noted in the Guideline Company Method, the publicly traded thrifts selected were in some instances larger and had more diverse operations than FBSI. In assessing the company specific risk of FBSI, we have considered: (i) the volatility of earnings; (ii) the size and geographic scope of the institution; and (iii) the level of

                               VALUATION SUMMARY
                               -----------------

capital compared with the other institutions. Adjustment for these factors requires an additional premium of 3.0% to compensate for risks unique to FBSI.

The final element of the discount rate is an adjustment for the benefit stream being discounted. The risk-free rate and risk premiums have been calculated based upon actual returns to investors, or cash flow returns. In discounting net income, an additional premium is required to account for the fact that not all of a bank's income can be paid to investors. Our assessment of FBSI, including its dividend policy, returns based upon reinvested net income, and growth potential indicate that an additional premium of 2.5% is needed to compensate for the use of net income as a benefit stream.

A summary of all the elements of the discount rate are presented below.


              Risk Free Rate                   4.29%
              Market Risk Rate                 4.80%
              Company Risk Rate                3.00%
              Net Income Adjustment            2.50%
                                              -----
              Net Income Discount Rate        14.59%
                   Rounded                    15.00%
                                              =====


On the following pages we have calculated the value of FBSI using the Discounted Future Returns Method.

Forecast
In order to develop the valuation using the Discounted Future Returns Method it was necessary to forecast projected total assets and net income for five fiscal years. The forecast presented below assumes: (i) beginning average assets of $241,331,000 will increase to $306,470,000 at the end of year five, an annual growth rate of three and one half percent in year one, four percent in years two and three and five percent in years four and five; and (ii) net income as a percent of total average assets, standing at 0.21% at December 31, 2007, will increase to

                               VALUATION SUMMARY
                               -----------------

0.45 percent in year one, 0.75 percent in years two and three and 0.90 percent in years four and five.


                           Five-Year Forecast - FBSI

                    Base                        Projected
                   ------   -------------------------------------------------
                   Period    Year 1    Year 2     Year 3    Year 4    Year 5
                   ------   --------  --------   --------  --------  --------
Total Assets
 ($ 000's)        $241,331  $249,778  $259,769  $272,757   $289,123  $306,470

Total Average
 Assets ($ 000's)  235,122   245,554   254,773   266,263    280,940   297,796

Return on Assets
 (%)                  0.21%     0.45%     0.75%     0.75%      0.90%     0.90%

Net Income
 ($ 000's)             511     1,105     1,911     1,997      2,528     2,680

Discount Rate (%)              15.00%    15.00%    15.00%     15.00%    15.00%

Periodic Discount
 Rate (%)                    0.86957   0.75614   0.65752    0.57175   0.49718

Present Value -
 Net Income
 ($ 000's)                       961     1,445     1,313      1,446     1,332

Cumulative PV- Net
 Income ($ 000's)                961     2,406     3,719      5,165     6,498

                                                           Rounded     $6,497
                                                                       ======

Result Discounted Future Returns Method
In order to derive a preliminary value using the Discounted Future Returns Method, the present value of net income was calculated above. As can be seen from the table, the sum of discounted net income indicates a value of $6,497,000 (rounded). However, to complete this approach it is also necessary to recognize the net income streams beyond year five (residual net income).

The value of net income beyond year five was calculated using the Gordon formula V= [I (1+g)]/(r-g)]. In this formula, V = the indicated value, I = the income one year beyond year five, r = the discount rate, and g = the real growth rate of the income

                               VALUATION SUMMARY
                               -----------------

stream. Assuming an 8.0% long-term real growth rate, the value is calculated as $41,351,000 (rounded) or (2,680,000 x 1.08 = $2,895,000/7.0%). This
represents the value of residual net income.   Discounting this value from
year five to its current value using the year five discount factor derived earlier (0.49718 x $41,351,000), we arrive at a value of $20,559,000
(rounded).

To derive an estimated value of FBSI using the discounted future returns approach, it is necessary to add the present value of the five-year net income stream plus the present value of the residual net income. The calculation is presented below:

                   Discounted Future Returns Method - FBSI

Sum of Present Value of Net Income                    Rounded     $ 6,497,000
Present Value - Residual Net Income                   Rounded      20,559,000
                                                                  -----------
Indicated Value - Income Approach (Control Basis)     Rounded     $27,056,000


In order to establish the business enterprise value of FBSI on a majority basis, it is necessary to weight each valuation method in accordance with its relative significance to a prudent investor.

As previously stated, the Tangible Book Value Method does not incorporate the value of goodwill and therefore is not considered in reaching our valuation conclusion. On the other hand, the Guideline Company Method reflects the attitudes of many investors toward the past performance and future prospects of holding companies engaged in the thrift industry in locations with similar economic conditions to those of FBSI. The Merger & Acquisitions Method reflects actual market transaction values for control sales. Finally, the Discounted Future Returns Method is based on forecasts of the earnings power relative to income and expenses. In view of the foregoing, we believe that a prudent investor on June 30, 2007 would give more weight to the Guideline Company and Merger & Acquisitions Methods versus the Discounted Future Returns Method due to the recent earnings problems encountered at FBSI and the prospects for correcting them, the diversity of locations, and FBSI's size. Consequently, we have assigned

                               VALUATION SUMMARY
                               -----------------

zero weighting to the Tangible Book Value Method, weighted the Guideline Company and Merger & Acquisitions Methods by 40 percent each leaving the Discounted Future Returns Method with a 20 percent weighting.

The calculations are presented as follows:

                         Valuation Conclusion - FBSI

                                Indicated Value        %
       Approach                 (Control Basis)      Weight        Result
       --------                 ---------------      ------        ------
Tangible Book Value Method        $26,992,000         0.00      $         0
Guideline Company Method           34,309,000        40.00       13,724,000
Merger & Acquisitions Method       35,369,000        40.00       14,148,000
Discounted Future Returns          27,056,000        20.00        5,411,000
                                                                -----------

        Valuation (Rounded)                                     $33,283,000


Valuation Summary
The final step in the valuation process includes the consideration of a marketability discount. As mentioned previously in the report, it is often appropriate to include a discount for lack of marketability. In the case of a majority valuation this simply adjusts for the flotation costs associated with a sale. The following table sets forth this calculation resulting in the concluded value for the business enterprise known as First Bancshares, Inc:

Indicated Value  -  First Bancshares, Inc.
  Stockholders' Equity (Control Basis)             $33,283,000

Less:    Marketability Discount (2%)                  (665,000)
                                                   -----------

                       Concluded Value (rounded)   $32,600,000
                                                   ===========


The concluded value represents a multiple 1.21 times December 31, 2007 tangible book value and 1.20 times FSBI's total capital and a 24 percent premium over the closing price of the stock on December 31, 2007. It approximates 63.8 times the FBSI's last twelve months earnings and 29.5 times year one projected earnings.

                               VALUATION SUMMARY
                               -----------------

Valuation Conclusion
Therefore, based on the definitions, limiting conditions, financial data, analyses, management representations, and related assumptions summarized in the fore-going report, it is our opinion that, as of December 31, 2007, the enterprise value of FBSI was approximately $32,600,000 (rounded) and the market value per common share, based on one million five hundred fifty thousand eight hundred fifteen (1,550,815) shares outstanding as of the valuation date on a majority basis can be reasonably represented as:


                 TWENTY ONE DOLLARS AND NO CENTS (PER SHARE)
                             $ 21.00 (rounded)


Any questions regarding this report or information contained should be directed to David L. O'Toole, Index Capital, LLC, 6240 W, 135th Street, Overland Park, Kansas 66215.

                                 A D D E N D A

                                   EXHIBIT I
                             FIRST BANCSHARES, INC.
                   HISTORICAL BALANCE SHEETS & INCOME STATEMENTS


First Bancshares, Inc.
Consolidated Balance Sheets
June 30 Fiscal Year End


                                  FY 2003    FY 2004     FY 2005     FY 2006      FY 2007      Dec-07
                                  -------    -------     -------     -------      -------      ------
Assets ($000)
Cash and cash equivalents        $ 28,096   $ 36,170    $ 23,592    $ 27,301     $ 21,777     $ 22,808
Securities available-for-sale      14,273     10,952      18,946      20,884       31,321       35,515
Securities held to maturity        31,079     32,946      24,157      19,210       10,786        7,304
Federal Home Loan Bank stock        1,901      1,904       1,904       1,612        1,614        1,613
                                 --------   --------    --------    --------     --------     --------
    Total cash & securities        75,349     81,972      68,599      69,007       65,498       67,240

Gross loans                       177,851    167,499     160,994     144,461      161,693      160,932
Loan loss reserve                  (1,144)    (1,240)     (2,851)     (2,474)      (2,700)      (2,200)
                                 --------   --------    --------    --------     --------     --------
    Total net loans               176,707    166,259     158,143     141,987      158,993      158,732

Real estate owned and held
 for investment                       282        174         340         497          294          727
Intangible assets                     549        481         386         336          285          261
Property and equipment, net         8,341      8,404       8,336       8,028        7,507        6,969
Bank-owned life insurance           5,500      5,763       5,488       5,705        5,920        6,013
Other assets                        1,815      1,925       2,715       2,835        2,834        3,504
                                 --------   --------    --------    --------     --------     --------
    Total assets                 $268,543   $264,978    $244,007    $228,395     $241,331     $243,446
                                 ========   ========    ========    ========     ========     ========

Liabilities ($000)
Non-interest bearing deposits    $  8,887   $  9,962    $ 11,816    $ 12,745     $ 12,716     $ 12,408
Interest-bearing deposits         202,777    197,285     175,327     166,396      177,374      179,583
Repurchase agreements                   -          -           -           -        2,103        1,136
Federal Home Loan Bank advances    29,352     29,571      29,074      22,000       22,000       22,000
Other liabilities                   1,124        864         972         963          670        1,067
                                 --------   --------    --------    --------     --------     --------
    Total Liabilities             242,140    237,682     217,189     202,104      214,863      216,194

Stockholders Equity ($000)
Common stock                           28         29          29          29           29           29
Paid-in capital                    17,522     17,801      17,829      17,852       17,936       17,984
Retained earnings                  24,977     27,061      28,125      27,703       27,851       28,163
Treasury stock, at cost           (16,423)   (17,461)    (19,059)    (19,085)     (19,113)     (19,113)
Accumulated other
 comprehensive income                 299       (134)       (106)       (208)        (235)         189
                                 --------   --------    --------    --------     --------     --------
    Total stockholders' equity     26,403     27,296      26,818      26,291       26,468       27,252
                                 --------   --------    --------    --------     --------     --------
    Total liabilities and equity $268,543   $264,978    $244,007    $228,395     $241,331     $243,446
                                 ========   ========    ========    ========     ========     ========

Source: SNL Financial & Company Annual Reports



First Bancshares, Inc.
Supplemental Consolidated Balance Sheet Data
June 30 Fiscal Year End

                                  FY 2003     FY 2004     FY 2005     FY 2006      FY 2007      Dec-07
                                  -------     -------     -------     -------      -------      ------
Balance Sheet Analysis
Gross loans / total assets          66.23%      63.21%      65.98%      63.25%       67.00%      66.11%
Loans/ deposits                     84.03%      80.82%      86.03%      80.64%       85.06%      83.82%
Loan loss reserves/ gross loans      0.64%       0.74%       1.77%       1.71%        1.67%       1.37%
FTE employees                         104          98          94         103           92          90

Annualized Growth Rates
Asset growth                         3.99%      -1.33%      -7.91%      -6.40%        5.66%       1.75%
Gross loans growth                  -6.31%      -5.82%      -3.88%     -10.27%       11.93%      -0.47%
Deposit growth                       4.55%      -2.09%      -9.70%      -4.28%        6.11%       2.00%

Average Balances ($000)
Gross loans                    $  184,052  $  170,140  $  163,273  $  147,536   $  153,616  $  161,312
Securities & other earning
 assets                        $   64,901  $   78,757  $   71,411  $   68,225   $   57,984  $   54,077
Assets                         $  264,443  $  270,396  $  257,891  $  238,882   $  235,122  $  243,742
Interest-bearing liabilities   $  229,441  $  232,275  $  217,281  $  197,991   $  212,751  $  202,098
Deposits                       $  207,333  $  212,408  $  198,667  $  179,619   $  183,059  $  192,385
Common equity                  $   25,843  $   27,637  $   28,613  $   27,528   $   26,491  $   26,876

Share & Per Share Information
Book value per share           $    16.17  $    16.77  $    17.28  $    16.93   $    17.07  $    17.57
Tangible book value per share  $    15.83  $    16.47  $    17.03  $    16.71   $    16.89  $    17.40
Common dividends declared      $     0.16  $     0.16  $     0.16  $     0.16   $     0.08  $        -
Dividend payout ratio               11.90%      11.30%      19.30%         NM        44.40%       0.00%
Average diluted shares
 outstanding                    1,665,240   1,652,751   1,596,368   1,553,010    1,552,000   1,552,000
Common shares outstanding       1,632,627   1,627,819   1,552,010   1,552,480    1,550,815   1,550,815

Market Information & Historical
 Pricing
Closing price at June 30/
 December 31                   $    17.20  $    20.00  $    18.50  $    16.64   $    16.50  $    16.97
Price / trailing four quarter
 earnings multiple                  12.7        14.1        22.3           NM           NM          NM
Price to book multiple             106.4       119.3       107.1        98.3         96.7        96.6
Prioce to tangible book
 multiple                          108.6       121.4       108.6        99.6         97.7        97.5
Market capitalization ($M)     $    28.1   $    32.6   $    28.7   $    25.8    $    25.6   $    26.3

Source: SNL Financial & Company Annual Reports



First Bancshares, Inc.
Consolidated Income Statements
June 30 Fiscal Year End


                                  FY 2003     FY 2004     FY 2005     FY 2006      FY 2007      Dec-07
                                  -------     -------     -------     -------      -------      ------
Data in ($000)
Interest on loans                $13,751     $11,965     $11,313      $10,413      $10,945      $5,973
Interest on securities             1,362       1,327       1,211        1,793        1,927       1,199
Other interest income                372         443         741          707          853         381
                                 -------     -------     -------      -------      -------      ------
    Total interest income         15,485      13,735      13,265       12,913       13,725       7,553
                                 -------     -------     -------      -------      -------      ------

Interest on deposits               5,423       4,075       3,455        4,430        5,946       3,393
Other interest expense             1,674       1,652       1,636        1,556        1,408         675
                                 -------     -------     -------      -------      -------      ------
    Total interest expense         7,097       5,727       5,091        5,987        7,354       4,068
                                 -------     -------     -------      -------      -------      ------

    Net Interest Income            8,388       8,008       8,174        6,926        6,371       3,485
                                 -------     -------     -------      -------      -------      ------

Provision for loan losses            427         340       2,333        1,520          426         153
                                 -------     -------     -------      -------      -------      ------

Service charges and other fees     1,554       1,806       1,784        1,873        1,802       1,028
Gain/loss on sale of loans             -           -           -            -          140         265
Gain/loss on sale of securities       27         178          (4)        (161)         177           -
Gain/loss on sale of real estate
 owned                               (16)        (33)        (41)        (380)        (213)         12
Other non-interest Income            340         537       1,168          149          397         160
                                -------      -------     -------      -------      -------      ------
    Total non-interest income      1,905       2,488       2,907        1,481        2,303       1,465

Compensation and benefits          3,691       3,901       3,672        3,994        4,308       2,181
Occupancy and equipment              999       1,114       1,163        1,105        1,527         805
Professional fees                    162         179         262          268          554         332
Other non-interest expense         1,505       1,550       2,318        1,784        1,705         961
                                 -------     -------     -------      -------      -------      ------
    Total non-interest expense     6,357       6,744       7,415        7,151        8,094       4,279
                                 -------     -------     -------      -------      -------      ------

Net income before taxes            3,509       3,412       1,333         (264)         154         518
Provision for taxes                1,265       1,065          16          (91)        (118)        206
                                 -------     -------     -------      -------      -------      ------

    Net Income                   $ 2,244     $ 2,347     $ 1,317      $  (173)     $   272      $  312
                                 =======     =======     =======      =======      =======      ======

Core Earnings
Net income (loss), reported      $ 2,244     $ 2,347     $ 1,317      $  (173)     $   272      $  312
    Realized gain/loss on
     securities                       27         178          (4)        (422)         177           -
    Non-recurring revenue              -           -         818         (358)           -           -
    Non-recurring expense              -           -         150          191            -           -
    Provision for taxes               (9)        (62)       (232)         376          (62)          -
                                 -------     -------     -------      -------      -------      ------
                                      18         116         432         (631)         115           -
                                 -------     -------     -------      -------      -------      ------
Net income, adjusted             $ 2,226     $ 2,231     $   885      $   458      $   157      $  312
                                 =======     =======     =======      =======      =======      ======

Source: SNL Financial & Company Annual Reports



First Bancshares, Inc.
Supplemental Consolidated Income Statement Data
June 30 Fiscal Year End


                                  FY 2003     FY 2004     FY 2005     FY 2006      FY 2007      Dec-07
                                  -------     -------     -------     -------      -------      ------
Profitability Ratios (%)
Return on average assets            0.85        0.87        0.51       (0.07)        0.12         0.26
Return on average equity            8.68        8.49        4.60       (0.63)        1.03         2.32
Return on average tangible equity   9.05        8.82        4.79       (0.52)        1.17         2.47
Profit margin                      33.87       31.23        6.48        7.68        (0.26)       10.47

Net interest margin                 3.37        3.22        3.48        3.21         3.01         3.29
Yield on interest earning assets    6.22        5.52        5.65        5.98         6.49         7.12
Cost of interest-bearing
 liabilities                        3.09        2.47        2.34        3.02         3.78         3.76
Interest spread                     3.13        3.05        3.31        2.96         2.71         3.36

Net interest income/ average
 assets                             3.17        2.96        3.17        2.90         2.72         2.86
Non-interest income/ average
 assets                             0.72        0.87        0.83        0.96         0.91         1.20
Net operating expense/ average
 assets                             1.66        1.60        1.96        1.94         2.53         2.29
Non-interest income/ operating
 revenue                           18.41       22.67       20.83       24.79        25.03        29.60
Overhead ratio                     52.23       54.06       61.95       66.81        92.89        80.02
Efficiency ratio                   61.03       64.47       69.88       75.04        94.67        85.94

Yield/ Cost Detail (%)
Yield on loans                      7.47        7.03        6.93        7.06         7.19         7.52
Yield on securities                 3.62        3.07        3.25        3.70         4.46         5.65
Yield on other interest earning
 assets                             0.95        0.59        1.78        3.57         5.33         5.13
Yield on interest earning assets    6.22        5.52        5.65        5.98         6.49         7.12

Interest cost on interest
 bearing deposits                   2.72        2.01        1.84        2.60         3.49         3.55
Interest cost on debt               5.63        5.65        5.59        5.59         5.67         5.70
Cost of interest-bearing
 liabilities                        3.09        2.47        2.34        3.02         3.78         3.76

Core (Normalized) Income
Core income ($000)                $2,226      $2,231       $ 885       $ 458        $ 157        $ 312
Core earnings per share ($)         1.34        1.35        0.56        0.29         0.10         0.20
Diluted EPS before
 amortization ($)                   1.39        1.46        0.86       (0.08)        0.21         0.22
Core return on average assets (%)   0.84        0.83        0.34        0.19         0.07         0.26
Core return on average equity (%)   8.61        8.07        3.09        1.66         0.59         2.32

Source: SNL Financial & Company Annual Reports


                                  EXHIBIT II
                     DESCRIPTIONS - SELECTED PUBLICLY TRADED
                           THRIFT HOLDING COMPANIES

NASB Financial, Inc. (NASDAQ: NASB)
Company Description

NASB Financial, Inc. is a unitary thrift holding company for North American Savings Bank, F.S.B. ("North American" or the "Bank"). North American operates six offices in greater Kansas City, Missouri and others in Harrisonville, St. Joseph, and Excelsior Springs, Missouri. The Bank also has loan origination offices in Lee's Summit and Springfield, Missouri as well as Overland Park, Kansas


Pulaski Financial Corp. (NASDAQ: PULB)
Company Description

Pulaski Financial Corp., operating in its 85th year through its subsidiary, Pulaski Bank, serves customers throughout the St. Louis metropolitan area. The bank offers a full line of quality retail-banking products through ten full-service branch offices in St. Louis and three loan production offices in Kansas City and the Illinois portion of the St. Louis metroplex. The company's website can be accessed at www. pulaskibankstl.com.


First Federal Bancshares of Arkansas, Inc. (NASDAQ: FFBH)
Company Description

First Federal Bank is a community bank serving consumers and businesses with a full range of checking, savings, investment and loan products and services. The Bank, founded in 1934, conducts business from 18 full-service branch locations, one stand-alone loan production office, and 29 ATMs located in Northcentral and Northwest Arkansas.


Liberty Bancorp, Inc. (NASDAQ: LBCP)
Company Description

Liberty Bancorp, Inc. through its subsidiary, BankLiberty, offers banking and related financial services to both individual and commercial customers. The Bank is headquartered in Liberty, Missouri, with branches in Kansas City, Plattsburg, Platte City and Independence.


Lexington B&L Financial Corp. (Pink: LXMO)
Company Description

The Company, a Missouri corporation, is the holding company for B & L Bank (B&L), a Federal savings bank, and B & L Mortgage, Inc. (MTG), which originates and sells loans primarily in the secondary market. MTG correctly retains no servicing rights on loans originated. The Company, through its subsidiaries, provides a variety of financial services to individual and corporate customers including checking, money market and savings accounts and certificates of deposit. Its primary lending products are one- to four-family residential mortgage, commercial, agriculture and consumer loans.


CCSB Financial Corp. (OTCBB: CCFC)
Company Description

CCSB Financial Corp. (the "Company"), a Delaware corporation, was incorporated in September 2002 it facilitate the conversion of Clay County Savings and Loan Association form a mutual savings association to a stock savings bank (the "Conversion"). The Company does not engage in any significant business other than serving as the holding company for Clay County Savings Bank (the "Bank") following the conversion. The Company's assets consist of the Company's investment in the Bank, deposits in the Bank, a participation in a loan with the Bank, and the Company's loan to the employee stock ownership plan of the Bank. The Company's executive office is located at 1178 West Kansas, Liberty, Missouri 64068. As per link http:/www.claycountysavings.com/CCSB%20Financial%20Corp.htm.

                                  EXHIBIT III
                     COMPANY PROFILE - INDEX CAPITAL, LLC
                           APPRAISER QUALIFICATIONS

                     COMPANY PROFILE - INDEX CAPITAL, LLC
                     ------------------------------------

Index Capital provides comprehensive investment banking services to financial institutions and their shareholders. Our understanding of financial institutions, our commitment to long-term client relationships and our sensitivity to confidentiality ensure a successful transaction with every assignment. We provide a variety of services in the following areas:

                    * Buy-side M & A assignments
                    * Sell-side M & A assignments
                    * Branch acquisition & divestiture
                    * Branch divestiture analysis
                    * Bank charter transactions
                    * Restructurings
                    * Strategic ownership planning
                    * Management consulting
                    * Buy-outs
                    * Regulatory applications
                    * Fairness opinions & valuations

Buying or selling a financial institution is a very complex decision. We can assist with this decision and develop the proper approach to make it happen. We also provide services for secondary transactions including minority stock transactions, ESOP formations, and recapitalizations. Our extensive experience with financial institutions brings with it the knowledge of structuring transactions, valuations and pricing, financing alternatives, strategies prior to or after the completion of a transaction, appropriate regulatory approval processes, and the assurance of confidentiality.

Our professionals have been involved with the formation of more than 250 holding companies, more than 15 newly chartered banks, served as board members and turn-around consultants, prepared stock valuations for hundreds of banks and holding companies and served as experts on numerous banking litigation matters.

                            APPRAISER QUALIFICATIONS
                            ------------------------

Mr. O'Toole currently serves as Managing Member and President of INDEX CAPITAL, LLC. In this capacity he represents clients in assessing corporate development opportunities, structuring merger, acquisition and divestiture transactions, resolving complex due diligence and organizational issues, preparing enterprise valuations and developing and executing shareholder exit strategies.

Mr. O'Toole has over 30 years of experience in all aspects of accounting, management, tax, financial advisory, valuation and investment banking with financial institutions and closely held businesses. During Mr. O'Toole's career, he has periodically served as an interim CEO or board member to banks and companies in turn-around situations.

In 1995, Mr. O'Toole acquired a financial advisory and business valuation firm with offices in Kansas City and Houston. Mr. O'Toole served as Chairman and CEO of the firm until its business was merged with another company in December
2000.   In 1977, Mr. O'Toole co-founded and, for 17 years, served in several capacities including President of GRA, Inc., a nationally recognized Kansas City based bank accounting, consulting and management advisory service firm. Additionally, Mr. O'Toole was Managing Director of GRA, Thompson, White & Co., P.A., a related entity that provided accounting, tax, valuation and regulatory services to more than 400 financial institutions.

Mr. O'Toole received his Bachelor of Science degree in Business and Accounting from Fort Hays State University in 1973. In addition to his formal education, Mr. O'Toole has attended accounting/management classes offered by the major accounting associations and numerous professional development seminars sponsored by various professional organizations and associations.

Mr. O'Toole has served on the Board of Directors of several banks and private companies, including a three year term as advisory director on the Continental Airlines, Inc. travel agency advisory board. He is currently a member of the Kansas City Chapter of the Association for Corporate Growth and a founding board member of CrossPoint Bank in Overland Park, Kansas. Mr. O'Toole was also a faculty member for three years at the Mid-South School of Banking in Memphis, Tennessee where he taught bank valuations and a member of TEC for nine years.

                                    Exhibit 99.4

        Stinson, Morrison Hecker LLP Memorandum, "Possible Structures for
                Taking a Corporation Private" dated May 21, 2007

                     [STINSON MORRISON HECKER LLP LETTERHEAD]



Memo

To: The Going Private Committee of the Board of Directors of First Bancshares, Inc. (the "Committee")


From: Bob Monroe
      Jack Bowling


Date: May 21, 2007


Re:   Possible Structures for Taking a Corporation Private

------------------------------------------------------------------------------

     It is our understanding that the Board of Directors (the "Board") of First Bancshares, Inc. (the "Company") authorized the formation of the Committee whose charge is to investigate ways for the Company to go private. It is our further understanding that the Company owns all of the capital common stock of Home Savings Bank, a Missouri state chartered savings bank (the "Bank"). The Company is incurring hundreds of thousands of dollars in expenses each year as a result of being a publicly-held entity, which amounts to an extraordinary expense for the size of the Company.

     This Memorandum summarizes the various transaction structures that can be utilized for taking a publicly-held corporation private, including outlining certain advantages, disadvantages and other issues for the Committee to consider. This summary is intended to provide only general information regarding a proposed going private transaction and is not intended to be a detailed analysis of the specific issues to be considered with respect to taking the Company private. If the Committee deems it advisable to focus on a particular structure for going private, we will be happy to assist the Committee in performing an in-depth analysis of a possible going private transaction. In this case, this Memorandum would be supplemented by another memorandum responsive to such request. In preparation of the possibility of such request, we have also included in this Memorandum a list of information we need the Company to provide relevant to such a review.

     The most common methods for taking a company private are (1) acquisition of the company by controlling shareholder(s) or management, via a merger or a tender offer followed by a merger, (2) an issuer tender offer, or (3) a reverse stock split. The going private transaction may be financed by one or more of the following strategies (i) utilizing the Company's working capital,
(ii) the Company incurring debt or (iii) funding from a sophisticated third party financier. The purpose of the going private transaction is generally to either (a) reduce the number of shareholders of record to less than 300 in order to suspend filing reports with the SEC, i.e.

"going dark," or (b) eliminate all shareholders other than members of the buyout group, i.e. "going private."

     Set forth below are summaries of these transaction structures. In addition to federal securities law considerations, a corporation would also have to evaluate which option to pursue in light of the corporate law of its jurisdiction of organization, which in the case of the Company would be Missouri. As with most jurisdictions, Missouri corporate law lacks significant guidance regarding going private transactions and, as a result, it is reasonable to assume that a Missouri court evaluating any going private transaction may look to Delaware corporate law for guidance given that Delaware has the most robust case law on the topic. The discussion that follows outlines in a general sense certain legal principles which may be applicable to each transaction structure.

I.   Merger.
     ------

     Classic going private transactions, where all shareholders other than members of the buyout group are to be eliminated, are usually conducted pursuant to a merger transaction in which the stock held by shareholders who are being eliminated is converted into cash. The entity with which the corporation is being merged is closely-held, meaning it is owned by a very limited number of owners. To accomplish the merger under state law, generally all that is needed is approval of the boards of directors of the merging companies and a vote of the shareholders approving the transaction.

     A.   Advantages.
          ----------

     If the requisite shareholder vote is obtained, a long-form merger provides assurance that all of the shareholders other than members of the buyout group will be eliminated. It also follows a clear and well-accepted path for going private.

     B.   Disadvantages.
          -------------

          1. Standard of Judicial Review. A long-form merger is typically subject to the "entire fairness" standard and the directors would have the burden of proof to demonstrate its fairness. This generally involves the procedural and substantive fairness of the transaction in question.
Procedural fairness, or "fair dealing," refers to how a transaction is initiated, structured, negotiated, disclosed to directors and shareholders, discussed, and decided. Substantive fairness, or "fair price," addresses the economic and financial considerations of the deal (e.g., the price, assets, market value, earnings, future prospects, and any other elements affecting intrinsic or inherent value). However, the test for entire fairness is not a bifurcated one as between fair dealing and fair price. Rather, all aspects of the issue must be examined as a whole since the question is one of entire fairness.

          2. Price. A fair price would be required to be paid. We would recommend seeking a fairness opinion from an independent financial advisor opining to the fairness of the price paid to shareholders. This fairness opinion could be obtained by the Committee or the Board.

          3. Process, Expense and Timing. To satisfy the standard, it is common to appoint a special committee of independent directors of the board of directors to represent the interests of the shareholders being squeezed out in the transaction. The special committee usually retains independent legal counsel and an independent financial advisor to assist it in negotiating the transaction and evaluating its fairness.

     The transaction would require the approval of the holders of outstanding shares required by state law and the corporation's charter. However, as part of the negotiations, the special committee would likely seek to condition the merger on the approval of a majority of the shareholders being squeezed out in order to provide additional evidence of "entire fairness". All shareholders would likely have dissenters' rights with respect to the merger.

     Under federal securities law, the corporation would be required to file with the SEC and send to shareholders a detailed proxy statement and would be required to simultaneously file with the SEC a Schedule 13E-3 Transaction Statement relating to shareholder approval of the going private transaction.

     Failure to comply with this standard may result in an injunction preventing completion of the transaction or liability of the board of directors for any damages incurred by minority shareholders in connection with the merger. The transaction would be subject to considerable delay in order to prepare and distribute a proxy statement, obtain SEC review and clearance of the proxy statement before it is mailed, and to hold a meeting of shareholders after a reasonable notice period (usually 30 days) has expired.

     The long-form merger is thus the most expensive and time consuming structure for going private.

     Controlling shareholders of Delaware corporations will often use a tender offer followed by a merger to effect a going private transaction in order to avoid the entire fairness standard. The controlling shareholder will attempt to acquire more than 90% of the outstanding shares in the tender offer and follow up immediately with a short-term merger, which does not require shareholder approval. Delaware courts have ruled that the entire fairness standard will not apply to this transaction if (1) the tender offer is subject to a non-waivable condition that a majority of the minority shares be tendered, (2) the controlling shareholder agrees to effect a short-form merger at the same price immediately after the tender offer, and (3) the controlling shareholder does not make "retributive threats" to the special committee. It is not clear whether Missouri courts would apply this exception to the entire fairness standard.

II.  Issuer Tender Offer.
     -------------------

     If the goal is to reduce the number of shareholders rather than to go completely private, another transaction structure that can be utilized is an issuer tender offer targeted to reduce the number of shareholders a corporation to less than 300. The company would make a tender offer to all holders of shares, or in some circumstances, the company may limit the offer to odd-lot holders.

     A.   Advantages.
          ----------

          1. Standard of Review. If the tender offer is not coercive and full disclosure is provided, the tender offer should be evaluated under the business judgment rule. The business judgment rule is a legal presumption of validity that prevents a court from substituting its judgment for that of the board of directors when there is a business decision made on an informed basis, in good faith, and in the honest belief that the action taken was in the best interests of the corporation and its shareholders. In order to invoke the business judgment rule, directors must act consistently with their fiduciary duties of care, good faith and loyalty. Any plaintiff would have the burden of proof to shift the presumption of validity created under the business judgment rule.

          2. Price. Delaware courts have held that the purchase price need not be "fair" as long as there is full disclosure and the offer is not coercive. Negotiation of the purchase price with a special committee of outside directors is not required; however, it may provide an additional level of comfort.

          3. Process, Expense and Timing. If the tender offer is made to holders who include those holding more than 100 shares, the Company will have to file with the SEC a Schedule TO and Schedule 13E-3 (which may be combined in the Schedule TO) and must comply with the issuer tender offer rules in Rule 13e-4. If the tender offer is limited to odd-lot holders, the Company will be required to file with the SEC a Schedule 13E-3, but would not be subject to all of the issuer tender offer rules. The odd-lot tender offeror is generally not subject to withdrawal rights or proration requirements.

     B.   Disadvantages.
          -------------

     Each shareholder makes an individual determination as to whether to tender or hold its, his or her shares. Unlike a merger or reverse stock split, shareholders who do not elect in favor of the transaction are not forced out. In order to help ensure that the business judgment rule standard is applied, companies will often include a non-waivable condition in the tender offer that a majority of shares subject to the offer be tendered before the tender offer can be accepted. While the tender offer alternative provides less assurance of achieving the objective of getting the number of record holders below 300, this disadvantage is also the basis for finding a lack of coercion which results in greater legal protection for the corporation, its board of directors and management.

III. Reverse Stock Split.
     -------------------

     Another transaction structure is to reduce the number of shares outstanding, and the number of shareholders, through a reverse stock split. The reverse stock split can be used to reduce the number of shareholders below 300 and also to go completely private. In order to avoid disruption to continuing shareholders, a reverse stock split will often be combined with a subsequent forward stock split so that the holdings of continuing shareholders are not changed.

     A.   Advantages.
          ----------

     This structure provides a higher level of assurance than the tender offer that the objective of getting the number of record holders below 300 will be accomplished. This level of assurance would decline, but the legal protection would go up, if a condition were added to the vote on the charter amendment effecting the reverse stock split that the reverse split be approved by a majority of the minority shareholders.

     B.   Disadvantages.
          -------------

          1. Standard of Review. Whether the entire fairness standard or business judgment rule applies depends upon whether a public market still exists after completion of the transaction. A 2002 decision by the Delaware Supreme Court case, suggests that the business judgment rule standard should apply, at least where there is a liquid market for the stock, and thus the shareholders that were eliminated can easily get back into ownership of the stock at or close to the same price he or she was paid in the reverse stock split. On the other hand, a Delaware Chancery Court case indicated the statutory standard would not be met where a reverse stock split eliminated holders constituting approximately 80% of all public shareholders based on a market price that was not determined by a liquid market. It is likely in this case that the entire fairness standard would apply.

          2. Price. If a corporation's charter authorizes the corporation to pay cash, in lieu of issuing a fractional share, the corporation would have the authority to achieve going private objectives through a reverse stock split. The amount of cash to be paid under that relevant statute is generally equal to the "value" of the fractional share that is acquired.

          3. Process, Expense and Timing. A reverse stock split is effected by an amendment to the charter which reduces the number of outstanding shares by a specified proportion (e.g., 1 for 100) and correspondingly increases the par value of the remaining shares. Generally, it would require approval of the amendment by the board of directors and the holders of at least a majority of the outstanding shares. In order to increase the likelihood that the business judgment rule standard would apply, it could be advisable that approval of the amendment be conditioned on also receiving the affirmative vote of a majority of the odd-lot shares proposed to be cashed-out by the reverse stock split.

     Conducting a reverse stock split requires preparation of a Schedule 13E-3 and proxy statement, SEC review and clearance of the Schedule 13E-3 and of the proxy statement before it is mailed, and a reasonable notice period (usually 30 days) before the meeting of shareholders to approve the charter amendment is held. It should be less expensive and time-consuming than a long-form merger.

IV.  Sale of the Company to a Third Party.
     ------------------------------------

     For a number of reason, including, without limitation, protection of Directors and management, the Committee should consider whether the sale of the entire Company to a third party is a viable option. The Committee could hire an investment banking firm to provide a "fairness opinion" (see IB2 above) as to the price being offered to shareholders of the Company stock and to determine the market for the Company and the pool of potential suitors that might be in the market. Obviously, this structure, among others set out in this Memorandum puts the entire Company at risk to hostile bidders, but we suggest that the Committee consider this option.

     The sale option would require due diligence by a potential bidder(s), which can be time consuming and costly.

V.   Information Required to Perform a Tailored Analysis.
     ---------------------------------------------------

     Should the Committee decide to continue to investigate the Company's options with respect to a going private transaction (or sale), we request the Committee provide us with the following information and documentation:

     A. Any regulatory order issued against the Company and the Bank in the last three years;

     B. Shareholder profile (number of shareholders owning less than 50 shares, 100 shares, 200 shares, etc.);

     C.   List of non-objecting beneficial owners;

     D.   List of street name holders;

     E. Copies of the Articles of Incorporation and Bylaws of the Company and the Bank;

     F. Any indications of interest for a purchase of the Company in the last three years (oral or written);

     G. The number of copies of the proxy statement that were requested by street name holders for the last annual meeting;

     H.   Any recent valuations;

     I.   Copies of any stock option agreements and stock awards;

     J.   Copies of the employee stock option plan, if any;

     K. Copies of any retirement plan, especially ones that hold stock of the Company; and

     L.   Copies of any shareholder agreements.

     Following review of the foregoing, we may determine that additional documentation should be reviewed. To that end, we will formulate a follow-up request list as necessary. In addition, shortly after our review of the foregoing, we would like to meet with members of the Committee.

                                Exhibit 99.5

       Stinson, Morrison Hecker LLP Memorandum, "Summary of July 3, 2007
             Meeting and Summary Action Items" dated July 6, 2007

                     [STINSON MORRISON HECKER LLP LETTERHEAD]

Memo

To: The Going Private Committee of the Board of Directors of First Bancshares, Inc. (the "Committee")


From: Bob Monroe
      Jack Bowling


Date: July 6, 2007


Re:   Summary of July 3, 2007 Meeting and Summary Action Items

------------------------------------------------------------------------------

     This Memorandum summarizes our initial meeting with the Committee to discuss our Memorandum of May 21, 2007 (the "May 21 Memo") summarizing the various structures a corporation can utilize for "going private." In addition, this Memorandum summarily outlines certain action items for the Committee to consider.

     Our initial meeting with the Committee took place on July 3, 2007 with all members of the Committee present (in person or by phone), as well as, members of the Board of Directors in attendance at the invitation of the Committee. The purpose of the meeting was to discuss the May 21 Memo and to ask questions regarding the various structures outlined in the May 21 Memo. Based on the discussions at the meeting, the Committee indicated that although an issuer tender offer may pose less risk to the Company and the Board of Directors, the certainty of result provided by a reverse stock split (assuming the necessary votes are garnered for approval of such split) outweighed any potential exposure. We explained to the committee the differing standards of review a court would utilize depending on whether a "going private" transaction was effected via an issuer tender offer or a reverse stock split. Based on the fact that the meeting was not a formal meeting of the Committee and was merely an informational meeting to help the Committee and the other members of the Board of Directors better understand their options, no formal resolutions were passed and no actions were sanctioned.

     Based on the meeting, we believe the following actions should be taken in order to initiate the information gathering process necessary for the Committee to ultimately render a recommendation to the Board of Directors.

     1. Please direct Company counsel to provide us with the resolution and/or charter authorizing the Committee and outlining its powers and responsibilities. We need to review this in order to make sure it adequately covers the intended scope of the Committee.

     2. On a confidential basis, the Committee should begin to identify and contact potential financial advisors that will consult on any going private transaction and ultimately will be requested to render a fairness opinion. We would be more than happy to recommend financial advisors and to assist in the interview process.

     3. Please provide us with the DTC report showing the total number of beneficial holders of Company stock. This report should be as of the most recent practicable date.

     4. Please direct Company counsel to assess and summarize the voting requirements and approval process for the various transaction potential structures based on their review of the Company's governance documents. We will also undertake the same action.

     5. Please provide us with the anticipated date for mailing the proxy statement for this year and please confirm the date of the annual meeting.

     6.   Please establish a meeting of the Committee sometime next week.

                               #       #        #